                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-82269
                                                   REGISTRATION NO. 333-82269-01
                                                   REGISTRATION NO. 333-82269-02
                                                   REGISTRATION NO. 333-82269-03
                                                   REGISTRATION NO. 333-82269-04

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. AN EFFECTIVE REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 2, 1999)

                                  $235,000,000

                           EOTT ENERGY PARTNERS, L.P.
                           EOTT ENERGY FINANCE CORP.

                                   % SENIOR NOTES
                                    DUE 2009
                             ---------------------

     This is an offering by EOTT Energy Partners, L.P. and EOTT Energy Finance
Corp. of their   % Senior Notes due             , 2009. Interest on the notes is
payable on             and             of each year, beginning             ,
2000.

     On or after             , 2004, we may redeem the notes, and prior to
            , 2003, we may redeem up to 35% of the notes with the proceeds of public or private sales of our equity, in either case, at the redemption prices and on the conditions specified in this prospectus supplement.

     The notes will be unconditionally guaranteed by all of our present and future restricted subsidiaries other than EOTT Energy Finance Corp., which will co-issue the notes. The notes and the guarantees will rank equally with any other unsecured senior indebtedness of EOTT Energy Partners, L.P., EOTT Energy Finance Corp. and the subsidiary guarantors. The notes and the guarantees will be effectively junior to any secured indebtedness of EOTT Energy Partners, L.P., EOTT Energy Finance Corp. and the subsidiary guarantors to the extent of the security for that indebtedness.

     Concurrently with this notes offering, we are offering 3,500,000 of our common units to the public. At $18.25, the closing price of the common units on the NYSE on September 7, 1999, the common units offering would result in net proceeds to us of $60.4 million. This notes offering is conditioned upon the closing of a concurrent common units offering for at least $45.0 million as discussed under the caption "Capitalization."

     INVESTING IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER NOTE    TOTAL
                                                              --------   --------
Public offering price.......................................       %     $
Underwriting discount.......................................       %     $
Proceeds to EOTT (before expenses)..........................       %     $

     Interest on the notes will accrue from             , 1999 to the date of
delivery.

     The underwriters expect to deliver the notes on or about             ,
1999.
                             ---------------------

                          Joint Book-Running Managers

          ING BARINGS                                 LEHMAN BROTHERS
                             ---------------------
                            PAINEWEBBER INCORPORATED
            , 1999

     We include cross references in the prospectus to captions in these materials where you can find further related discussions. The following table of contents tells you where to find these captions.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE NO.
                                                              --------
Prospectus Supplement Summary...............................     S-1
Risk Factors................................................    S-10
Use of Proceeds.............................................    S-19
Capitalization..............................................    S-20
Selected Historical Financial Data..........................    S-21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    S-23
Business....................................................    S-32
Management..................................................    S-39
Principal Unitholders.......................................    S-41
Description of Notes........................................    S-42
Description of Other Indebtedness...........................    S-83
Certain United States Income Tax Considerations.............    S-84
Underwriting................................................    S-87
Legal Matters...............................................    S-87
Experts.....................................................    S-88
Index to Financial Statements...............................     F-1
  Report of Independent Public Accountants on Unaudited
     Financial Statements...................................     F-2
  Report of Independent Public Accountants on Audited
     Financial Statements...................................    F-17

                                   PROSPECTUS

About This Prospectus.......................................      ii
Where You Can Find More Information.........................      ii
Cautionary Statement Regarding Forward Looking Statements...     iii
Who We Are..................................................       1
Risk Factors................................................       2
Conflicts of Interest and Fiduciary Responsibilities........       7
Use of Proceeds.............................................       8
Description of the Debt Securities..........................       8
Ratio of Earnings to Fixed Charges..........................      13
Description of Our Common Units.............................      13
Cash Distribution Policy....................................      15
Description of Our Partnership Agreement....................      16
Tax Considerations..........................................      19
Plan of Distribution........................................      34
Legal Matters...............................................      35
Experts.....................................................      35

                             ---------------------

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of the notes we are offering. The second part, the base prospectus, gives more general information, some of which may not apply to the notes we are offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

     IF THE DESCRIPTION OF THE NOTES WE ARE OFFERING VARIES BETWEEN THE PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE NOTES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights some basic information from this prospectus supplement to help you understand our business and the notes. It likely does not contain all the information that is important to you. You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the notes, as well as the tax and other considerations that are important to you in making your investment decision. You should also read carefully the information about us that is contained in, and incorporated by reference in, this prospectus. In this prospectus, the terms "EOTT," "we," "ours," and "us" refer to EOTT Energy Partners, L.P., EOTT Energy Finance Corp. and the subsidiary guarantors of the notes, unless the context requires otherwise.

THE COMPANY

     We are one of the largest independent crude oil gathering and marketing companies in North America. We gather and market from over 40,000 oil wells in 18 states and Canada, averaging 431,300 barrels per day during the second quarter of 1999. In addition, we are engaged in interstate and intrastate crude oil transportation, crude oil terminalling and storage activities, and crude oil blending. Most of the crude oil we purchase directly from the oil well ("lease crude oil") is delivered to refiners and other customers nationwide. We transport crude oil through pipelines, including approximately 8,300 miles of our pipeline and gathering systems, and our trucking operations, a fleet of 386 owned or leased trucks. For the three months ended June 30, 1999, our gross margin was $55.7 million and adjusted EBITDA (as defined in note 5 on page S-8) was $19.1 million.

     Our general partner is EOTT Energy Corp., a Delaware corporation and an indirect wholly owned subsidiary of Enron Corp. Enron is one of the world's leading electricity, natural gas and communications companies. With over $34 billion in assets at June 30, 1999, Enron produces electricity and natural gas; develops, constructs and operates energy facilities worldwide; delivers physical commodities and financial and risk management services to customers around the world; and is developing a nationwide communications network for data transmission. Enron currently owns approximately 22% of our common units and indirectly owns approximately 78% of our subordinated units. Enron is not a guarantor of either the notes or the subsidiary guarantees.

     We engage in the following business activities:

     - GATHERING AND MARKETING. We gather, store and transport crude oil in the United States and Canada. This involves purchasing and gathering crude oil from producers and other sellers for subsequent sale to refiners and other customers. We gather crude oil from over 6,000 producers and operators, of which approximately 85% of the volumes are from independent producers and the remaining 15% are from major integrated oil companies. We also provide certain accounting and administrative services to some producers and operators. We believe that our ability to offer reliable and reasonably priced services to producers and operators is a key factor in maintaining lease volumes and in obtaining new lease volumes. Most of these operations are included in our North American Crude Oil -- East of Rockies business segment.

     - PIPELINE OPERATIONS. Through our common carrier pipeline systems, we transport crude oil for our gathering and marketing operations and for third parties pursuant to published tariff rates regulated by the Federal Energy Regulatory Commission and state regulatory authorities. We transported 538,900 barrels per day in the second quarter of 1999, a significant portion of which was transported for our own gathering and marketing operations. We conduct these operations in our Pipeline Operations business segment. Approximately 76% of the revenues of the Pipeline Operations business segment for the three months ended June 30, 1999, were generated from tariffs charged to our North American Crude
       Oil -- East of Rockies business segment.

     - CRUDE OIL BLENDING AND NATURAL GAS LIQUIDS PROCESSING. We blend West Coast sour crude with sweet crude oil and natural gas liquids to upgrade heavy sour crude oil into a medium gravity Alaskan North Slope type of crude oil, which we sell to Los Angeles Basin refineries. In addition, we have a gas processing plant, a fractionation plant, and refrigerated propane storage and related distribution facilities, which provide natural gas liquids to our crude oil blending operation. We conduct these operations in our West Coast Operations business segment.

     We operate gathering systems in all major production areas in the lower 48 states. The 18 states in which we gather have represented, on average, approximately 97% of the production in the lower 48 states from 1985 to 1997, according to the most recent data available from the American Petroleum Institute. These states have had a historical average annual oil production decline rate of 2.6% over the same period; however, this may not necessarily represent the decline rates in the particular fields from which we gather crude oil.

ACQUISITIONS

     Since 1995 we have acquired assets from several companies. The most significant acquisition was from Koch on December 1, 1998, which almost tripled our pipeline mileage and nearly doubled lease crude oil barrels under contract. The following chart provides a summary of our acquisition history:

SELLER                   DATE OF ACQUISITION       ASSETS ACQUIRED         CONSIDERATION PAID
------                   -------------------   -----------------------   -----------------------
Texas-New Mexico
  PipeLine.............  May 1, 1999           1,800 miles of common     $33.0 million in cash
                                               carrier crude oil
                                               pipelines and related
                                               storage facilities
Koch...................  December 1, 1998      3,900 miles of crude      $235.6 million ($184.5
                                               oil pipelines, crude      million in cash,
                                               oil transport trucks,     2,000,000 common units
                                               meter stations,           and 2,000,000
                                               vehicles, storage tanks   subordinated units)
                                               and lease purchase
                                               contracts for
                                               approximately 180,000
                                               barrels per day
Koch...................  July 1, 1998          300 miles of crude oil    $28.5 million in cash
                                               pipelines, associated
                                               storage facilities for
                                               approximately 500,000
                                               barrels and lease
                                               purchase contracts for
                                               up to 40,000 barrels
                                               per day
CITGO..................  February 1, 1997      400 miles of intrastate   $12.0 million in cash
                                               and interstate common
                                               carrier crude oil
                                               pipelines
Amerada Hess...........  December 29, 1995     614 miles of crude oil    $54.0 million in cash
                                               pipelines and related
                                               storage facilities

     We believe that the crude oil industry is undergoing a period of consolidation in which major integrated oil companies and large independent producers are combining in order to reduce costs and focus on core businesses. As a result, we expect this consolidation trend to result in the availability of both gathering and marketing assets and oil and gas properties. Independent producers are likely buyers of the oil and gas properties. We believe this trend provides us with a significant opportunity to:

     - acquire additional, strategically-placed gathering assets; and

     - obtain additional lease crude oil from major integrated oil companies that have reduced or eliminated their gathering assets and from independents who acquire oil and gas properties sold by major integrated oil companies.

BUSINESS STRATEGY

     Our business objective is to maintain and enhance our position as a leading independent purchaser, gatherer, transporter and marketer of crude oil in North America, increase our cash flow and earnings and improve our results of operations by pursuing the following strategies:

     - OPTIMIZE OUR PROFITABILITY AND INCREASE THE UTILIZATION OF OUR EXISTING ASSETS. We have reorganized our operations into eight discrete regional business centers that will be responsible for operating our gathering and marketing and pipeline operations as an integrated business. These business centers will be accountable as separate profit centers and employees will receive incentives based on performance and profitability. The business centers are responsible for implementing the following initiatives:

      -- In Gathering: (i) review existing lease contracts to eliminate those that are uneconomic; (ii) increase volumes on our common carrier pipelines by, among other things, marketing excess capacity to third parties; and (iii) expand customer services to producers and operators, such as division order, storage and transportation services.

      -- In Marketing: (i) improve our marketing systems, as well as implement what we believe to be the first real-time inventory information system for our industry; (ii) utilize market intelligence from our expanded asset base to improve operating margins among transportation, storage and delivery alternatives; and (iii) expand customer services to refiners, such as assisting refineries in locating competitively priced crude oil.

     - REDUCE OPERATING COSTS. We have identified several operating areas where cost savings can be achieved and are implementing the following initiatives: (i) increase the efficiency of our trucking fleet through the use of central dispatch and geographical routing systems that use satellite-based global positioning technologies; (ii) reduce the cost of our division order services by increasing the scale of operations and improving our database system; and (iii) consolidate our existing information systems into an integrated management, marketing and inventory information system.

     - GROW THROUGH ACQUISITIONS. As one of the largest independent gathering and marketing companies in the lower 48 states, we believe we are well positioned to be a leading consolidator among gathering and marketing companies. We continually seek acquisition opportunities and regularly examine acquisition targets. We believe that conditions in the crude oil industry, primarily mergers among major integrated oil companies and independent producers, will provide significant opportunities to acquire additional assets at attractive values. We will continue to focus on adding pipeline assets to improve our margins and the stability of our cash flow.

     Consistent with our acquisition strategy, we are engaged in discussions with a third party relating to a possible acquisition, although we can give you no assurance regarding whether the acquisition will be completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments."

COMPETITIVE STRENGTHS

     We believe that the following competitive strengths will allow us to successfully execute our business strategy:

     - LARGE AND DIVERSE ASSET BASE. Our extensive asset base allows us to select among several transportation, storage and delivery alternatives for the crude oil that we gather and market. Depending on market conditions, we may ship by pipeline, truck or barge, use our own storage facilities or select alternate delivery destinations. We believe that our asset base gives us significant flexibility in our efforts to maximize destination prices and minimize transportation costs.

     - PRESENCE IN ALL MAJOR SUPPLY AND TRADING AREAS IN THE LOWER 48
       STATES. Because of our physical presence in all major markets, we have substantial information on market conditions and are strategically positioned to react to changes in supply and demand that may occur in a particular region. In addition, we are less vulnerable to supply shortages in any one producing area or operating difficulties with any one producer.

     - ESTABLISHED TRACK RECORD OF ACQUIRING AND INTEGRATING ASSETS. Since 1995, we have made five asset acquisitions. As a result, our pipeline miles have increased from approximately 1,700 miles in 1995 to 8,300 miles in 1999, and average lease barrels gathered per day have increased from 251,800 in 1995 to 431,300 in the second quarter of 1999. Primarily as a result of recent acquisitions, gross margin increased to $55.7 million from $29.2 million, and EBITDA increased to $17.1 million from $5.7 million, for the three months ended June 30, 1999 compared to the same period in 1998.

     - ENRON RELATIONSHIP. In addition to its 2% general partnership interest, Enron owns 3,276,811 common units and indirectly owns 7,000,000 subordinated units, which represent a limited partnership interest of approximately 37% after giving effect to the concurrent common units offering. Enron also provides us with credit support through a $1.0 billion credit facility. We also have the ability to consult with Enron on a variety of operational matters, such as transportation and internal controls, and to receive from Enron administrative support in areas such as legal and insurance. If our general partner is no longer a member of the Enron group, there will be a Change of Control for the purposes of the note covenants unless there is no decline in the ratings of the notes at any time during the following six months.

     - MANAGEMENT. Our senior management team has an average of more than 13 years of experience in the industry and an average of over nine years with EOTT or its predecessors and affiliates. Our regional business managers have an average of 22 years of industry experience.

                                  THE OFFERING

THE ISSUERS................  EOTT Energy Partners, L.P. and EOTT Energy Finance
                             Corp. EOTT Energy Finance Corp., a Delaware corporation, is our wholly owned subsidiary and has been organized for the sole purpose of co-issuing the notes.

SECURITIES OFFERED.........  $235.0 million of   % Senior Notes due        ,
                             2009 (the "notes").

MATURITY...................         , 2009.

INTEREST PAYMENT DATES.....         and        , commencing        , 2000.

RANKING....................  The notes will be general unsecured obligations of
                             EOTT Energy Partners, L.P. and EOTT Energy Finance Corp. The notes will rank equally with the existing and future senior unsecured indebtedness of EOTT Energy Partners, L.P. and EOTT Energy Finance Corp., will be effectively subordinated to all our secured indebtedness to the extent of the security for that indebtedness and will be senior to any of our subordinated indebtedness. At June 30, 1999, assuming this offering had been completed at that time and giving effect to the application of the proceeds of this notes offering and the concurrent common units offering, we would have had outstanding approximately $90.0 million of indebtedness on a consolidated basis, in addition to the notes, all of which would have been secured.

GUARANTEES.................  All payments with respect to the notes (including principal and interest) are fully, unconditionally and irrevocably guaranteed on a senior basis, jointly and severally, by all of our present and future restricted subsidiaries. The guarantees will be general unsecured obligations of the subsidiary guarantors, will rank equally with the existing and future senior unsecured indebtedness of the subsidiary guarantors, will be effectively subordinated to all the secured indebtedness of the subsidiary guarantors to the extent of the security for that indebtedness and will be senior to any subordinated indebtedness of the subsidiary guarantors. At June 30, 1999, assuming this offering had been completed at that time and giving effect to the application of the proceeds of this notes offering and the concurrent common units offering, the subsidiary guarantors would have had approximately $90.0 million of indebtedness outstanding on a consolidated basis in addition to the guarantees (excluding indebtedness owed to EOTT Energy Partners, L.P.), all of which would have been secured indebtedness.

OPTIONAL REDEMPTION........  On or after        , 2004, we may redeem the notes,
                             and prior to        , 2003, we may redeem up to 35%
                             of the notes with the proceeds of public or private sales of our equity, in either case, at the redemption prices and on the conditions specified in this prospectus supplement. The redemption prices are discussed under the caption "Description of Notes -- Optional Redemption."

CHANGE OF CONTROL..........  If a change of control occurs, as described under
                             "Description of Notes -- Repurchase at the Option of Holders -- Change of Control," each holder of notes will have the right to require us to purchase his or her notes at 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase.

CERTAIN RESTRICTIONS.......  The terms of the notes limit our ability and the ability of our subsidiaries to:

                             - sell assets,
                             - make restricted payments,
                             - incur additional indebtedness,
                             - engage in sale and leaseback transactions,
                             - create liens,
                             - place restrictions on distributions and other
                               payments,
                             - issue or sell equity interests of restricted
                               subsidiaries,
                             - merge or consolidate with or transfer substantial
                               assets to another entity,
                             - engage in transactions with related persons and
                             - engage in any business other than permitted
                               businesses.

CONCURRENT OFFERING........  Concurrently with this notes offering, we are offering 3,500,000 of our common units to the public. We have also granted to the underwriters in that offering an option to purchase up to 525,000 additional common units to cover over-allotments. This notes offering is conditioned upon our receiving proceeds of at least $45.0 million from the concurrent common units offering.

USE OF PROCEEDS............  We will use the net proceeds from the sale of the notes and sale of the common units to repay the $175.0 million term loan from Enron, the $42.0 million bridge loan from Enron, and $50.2 million of short-term borrowings outstanding under a working capital facility from Enron, and for fees and expenses and general partnership purposes.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following summary historical financial data as of and for each of the years in the three year period ended December 31, 1998 are derived from our audited financial statements, which are included elsewhere herein. The data as of and for the three month periods ended June 30, 1999 and March 31, 1999 are derived from our unaudited financial statements, which are included elsewhere herein or incorporated by reference.

                                                  THREE MONTHS     THREE MONTHS          YEAR ENDED DECEMBER 31,
                                                     ENDED            ENDED        ------------------------------------
                                                 JUNE 30, 1999    MARCH 31, 1999    1998(1)      1997(2)        1996
                                                 --------------   --------------   ----------   ----------   ----------
                                                            (IN THOUSANDS, EXCEPT OPERATING DATA AND RATIOS)
INCOME STATEMENT DATA:
Revenue........................................    $2,259,303       $1,433,157     $5,294,697   $7,646,099   $7,469,730
Cost of sales..................................     2,203,606        1,380,361      5,162,092    7,533,054    7,320,203
                                                   ----------       ----------     ----------   ----------   ----------
Gross margin...................................        55,697           52,796        132,605      113,045      149,527
Operating expenses.............................        38,632           36,183        104,425       96,158      101,945
Depreciation and amortization..................         8,350            8,140         20,951       16,518       15,720
Impairment of assets...........................            --               --             --        7,961           --
                                                   ----------       ----------     ----------   ----------   ----------
Operating income (loss)........................         8,715            8,473          7,229       (7,592)      31,862
Interest and related charges...................        (7,318)          (6,502)       (10,165)      (6,661)      (3,659)
Other income (expense), net....................           785              563         (1,131)        (146)         606
                                                   ----------       ----------     ----------   ----------   ----------
Net income (loss) before cumulative effect of
  accounting change............................    $    2,182       $    2,534     $   (4,067)  $  (14,399)  $   28,809
Cumulative effect of accounting change.........            --            1,747             --           --           --
                                                   ----------       ----------     ----------   ----------   ----------
Net income (loss)..............................    $    2,182       $    4,281     $   (4,067)  $  (14,399)  $   28,809
                                                   ==========       ==========     ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...................................    $1,241,035       $1,101,850     $  965,820   $  782,921   $1,026,197
Total debt(3)..................................       357,198          359,218        328,313      109,300       62,728
Partners' capital..............................        89,805           94,856         75,582       62,093      106,173
OTHER FINANCIAL DATA:
EBITDA(4)......................................        17,065           16,613         28,180       16,887       47,582
Adjusted EBITDA(5).............................        19,134           14,532
Ratio of adjusted EBITDA to adjusted interest
  expense(6)...................................          2.64x            2.05x
Fixed charge coverage ratio(7).................          1.27x            1.34x           n/a          n/a         5.06x
Capital expenditures(8)........................        37,476            5,588        266,569       22,837        6,723
Cash distributions to Unitholders..............         7,233            6,935         22,842       29,681       28,831
OTHER OPERATING DATA:(9)
North American Crude Oil -- East of Rockies
  Average lease volumes (mbbls/day)............         412.2            413.6          285.6        282.4        278.6
  Gross margin(10).............................    $   19,886       $   22,092     $   92,071   $   82,562   $  117,255
  EBITDA(10)...................................    $    1,712       $    3,966     $   37,313   $   27,313   $   55,950
  Storage capacity (mbbls).....................        15,100           13,700         13,700        8,200        7,400
  Gross margin per lease barrel................    $     0.53       $     0.59     $     0.88   $     0.80   $     1.15
Pipeline Operations
  Total average volumes (mbbls/day)............         538.9            400.1          188.3        142.3        103.8
  Gross margin.................................    $   28,443       $   23,564     $   30,856   $   19,539   $   13,916
  EBITDA.......................................    $   18,642       $   15,567     $   13,572   $    7,851   $    6,911
  Pipeline miles...............................         8,300            6,200          6,200        2,300        1,700
  Gross margin per barrel......................    $     0.58       $     0.65     $     0.45   $     0.38   $     0.37
West Coast Operations
  Total average volumes (mbbls/day)............         105.8            120.3          128.0        120.3        107.1
  Gross margin.................................    $    7,416       $    7,140     $    9,698   $    9,342   $   15,523
  EBITDA.......................................    $    2,514       $    2,879     $      669   $      558   $    7,355

                                               (see footnotes on following page)

---------------

 (1) Includes one month of results of operations associated with the assets acquired from Koch on December 1, 1998.

 (2) Includes non-recurring charges of (i) $6.5 million impairment of an information system development project, (ii) $1.5 million impairment of three Ohio products terminals held for sale and (iii) $2.0 million of severance costs related to the exit of the East of Rockies refined products business and corporate realignment.

 (3) Consists of loans from Enron and crude oil repurchase agreements with a financial institution.

 (4) EBITDA is computed as the sum of operating income and depreciation and amortization. EBITDA is presented as a measure of our debt service ability, and not as an alternative to (i) operating income (as determined by generally accepted accounting principles) as an indicator of our operating performance, or (ii) cash flows from operating activities (as determined by generally accepted accounting principles) as a measure of liquidity. EBITDA is not a calculation based on generally accepted accounting principles. Investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA, as reported by other companies.

 (5) Adjusted EBITDA excludes (i) the impact of non-cash mark-to-market gains for the three months ended June 30, 1999 and March 31, 1999 of $1.0 million and $2.1 million, respectively, and (ii) $3.1 million of cost of sales associated with covering inventory variances, largely due to the integration of assets from Koch, in a period of rapidly rising crude oil prices, for the three months ended June 30, 1999.

 (6) Interest expense for the three months ended March 31, 1999 and June 30, 1999, respectively, has been adjusted as if the notes offering and the concurrent common unit offering had occurred on January 1, 1999.

 (7) In computing the ratio of earnings to fixed charges (i) earnings have been based on income from continuing operations before fixed charges and (ii) fixed charges consist of interest and the estimated interest portion of rents. Earnings were insufficient to cover fixed charges by $4.1 million and $14.4 million for the years ended December 31, 1998 and 1997, respectively.

 (8) Includes $12.0 million in 1997 for the purchase of crude gathering and pipeline assets from CITGO. Includes $258.1 million in 1998 for the purchase of crude oil gathering and transportation assets from Koch. The three months ended June 30, 1999 includes $33.0 million for the purchase of pipeline assets from Texas-New Mexico PipeLine.

 (9) Selected financial information from our principal business segments excludes corporate overhead.

(10) Includes intersegment transportation costs charged by our Pipeline Operations business segment for the transport of crude oil at published pipeline tariffs. For the three months ended June 30 and March 31, 1999, intersegment transportation costs charged by the Pipeline Operations business segment represented $22.2 million and $20.3 million, respectively. For 1998, 1997 and 1996, intersegment transportation costs charged by the Pipeline Operations business segment represented $24.5 million, $13.7 million and $10.2 million, respectively.

                                 OUR STRUCTURE

     EOTT Energy Corp., our sole general partner and an indirect wholly owned subsidiary of Enron Corp., manages our activities and conducts our business. Concurrent with the notes offering, we will be offering 3,500,000 common units to the public. The following chart depicts our organization and our ownership structure after the common units offering. The percentages reflected in the following chart represent the approximate ownership interests in each of EOTT Energy Partners, L.P. and EOTT Energy Operating Limited Partnership, individually, and not on an aggregate basis.

                                    [CHART]

                                  RISK FACTORS

     Your investment in the notes will involve some degree of risk. You should carefully consider the following factors and the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to purchase any notes.

RISKS RELATED TO THE NOTES

     WE DO NOT HAVE THE SAME FLEXIBILITY AS OTHER TYPES OF ORGANIZATIONS TO ACCUMULATE CASH WHICH MAY LIMIT CASH AVAILABLE TO SERVICE THE NOTES OR TO REPAY THEM AT MATURITY.

     Unlike a corporation, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash receipts adjusted for cash distributions and net changes to reserves. The timing and amount of our distributions could significantly reduce the cash available to pay the principal, premium (if any) and interest on the notes. Our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

     - to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for amortization or repayment of debts),

     - to provide funds for distributions with respect to units for any one or more of the next four calendar quarters, or

     - because distribution of the funds would be prohibited by applicable law or by any of our loan or other agreements or obligations.

Although our payment obligations to our unitholders are subordinate to our payment obligations to you, the value of our units will decrease in direct correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

     WE HAVE A HOLDING COMPANY STRUCTURE IN WHICH OUR SUBSIDIARIES CONDUCT OUR OPERATIONS AND OWN OUR OPERATING ASSETS.

     We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the partnership interests and the stock in our subsidiaries. As a result, our ability to make required payments on the notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under the credit facilities. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the notes, to redeem the notes or to repurchase the notes upon the occurrence of a change of control, we may be required to adopt one or more alternatives, such as a refinancing of the notes. We cannot assure you that we would be able to refinance the notes.

     YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES AND THE GUARANTEES IS UNSECURED AND EFFECTIVELY SUBORDINATED TO OUR EXISTING SECURED INDEBTEDNESS.

     The notes are effectively subordinated to claims of our secured creditors and the guarantees are effectively subordinated to the claims of secured creditors of our subsidiary guarantors. Assuming we had completed this offering on June 30, 1999, after giving effect to the application of the net proceeds of the notes offering and the concurrent common units offering, the notes and the guarantees would have been effectively subordinated to $90.0 million of secured indebtedness. Although all of our subsidiaries, other than EOTT Energy Finance Corp., the co-issuer of the notes, currently guarantee the notes, under certain circumstances we may have other subsidiaries that are not guarantors. In that case, the notes would be effectively subordinated to the claims of all creditors, including trade creditors and tort claimants, of our subsidiaries that are not guarantors. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to us or the holders of the notes.

     WE HAVE SUBSTANTIAL LEVERAGE WHICH MAY LIMIT OUR ABILITY TO COMPLY WITH THE TERMS OF OUR INDEBTEDNESS AND MAY RESTRICT OUR ABILITY TO OPERATE.

     We are significantly leveraged and have indebtedness that is substantial in relation to our equity. As of June 30, 1999, after giving effect to both the notes and the concurrent common unit offerings and the application of the proceeds therefrom, we would have had approximately $325.0 million of total indebtedness on a consolidated basis and $151.4 million in equity, resulting in a total debt to equity ratio of 2.15 to 1.0. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." After the notes and common units offerings, we will have the ability to incur significant additional indebtedness. Under the incurrence of indebtedness covenant for the notes, after giving effect to the offerings and the application of the net proceeds therefrom, at June 30, 1999, management estimates that EOTT would have had the capacity to incur approximately $260.0 million of additional indebtedness under the indenture.

     Our leverage could have important consequences to investors in the notes. We will require substantial cash flow to meet our principal and interest obligations with respect to the notes and our other consolidated indebtedness. Our ability to make scheduled payments, to refinance our obligations with respect to our indebtedness or our ability to obtain additional financing in the future will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. We believe that we will have sufficient cash flow from operations and available borrowings under the Enron credit facility to service our indebtedness, although the principal amount of the notes will likely need to be refinanced at maturity in whole or in part. However, a significant downturn in the hydrocarbon industry or other development adversely affecting our cash flow could materially impair our ability to service our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to refinance all or a portion of our debt or sell assets. We cannot assure you that we would be able to refinance our existing indebtedness or sell assets on terms that are commercially reasonable.

     The instruments governing our debt contain restrictive covenants that may prevent us from engaging in certain beneficial transactions. The agreements governing our debt generally require us to comply with various affirmative and negative covenants including the maintenance of certain financial ratios and restrictions on incurring additional debt, entering into mergers, consolidations and sales of assets, making investments and granting liens. Our leverage may adversely affect our ability to fund future working capital, capital expenditures and other general partnership requirements, future acquisition, construction or development activities, or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness. Our leverage may also make our results of operations more susceptible to adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and may place us at a competitive disadvantage as compared to our competitors that have less debt.

     WE MAY NOT BE ABLE TO FUND A CHANGE OF CONTROL OFFER.

     In the event of a change of control, we will be required, subject to certain conditions, to offer to purchase all outstanding notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. If a change of control were to occur today, we would not have sufficient funds available to purchase all of the outstanding notes were they to be tendered in response to an offer made as a result of a change of control. We cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future. See "Description of the Notes -- Repurchase at the Option of Holders -- Change of Control."

     A COURT MAY USE FRAUDULENT CONVEYANCE CONSIDERATIONS TO AVOID OR SUBORDINATE THE SUBSIDIARY GUARANTEES.

     Various applicable fraudulent conveyance laws have been enacted for the protection of creditors. A court may use fraudulent conveyance laws to subordinate or avoid the subsidiary guarantees of the notes issued by any of our subsidiary guarantors. It is also possible that under certain circumstances a court could hold that the direct obligations of a subsidiary guaranteeing the notes could be superior to the obligations under that guarantee.

     A court could avoid or subordinate the guarantee of the notes by any of our subsidiaries in favor of that subsidiary's other debts or liabilities to the extent that the court determined either of the following were true at the time the subsidiary issued the guarantee:

     - that subsidiary incurred the guarantee with the intent to hinder, delay or defraud any of its present or future creditors or that such subsidiary contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of others; or

     - that subsidiary did not receive fair consideration or reasonable equivalent value for issuing the guarantee and, at the time it issued the guarantee, that subsidiary:

      -- was insolvent or rendered insolvent by reason of the issuance of the guarantee,

      -- was engaged or about to engage in a business or transaction for which the remaining assets of that subsidiary constitute unreasonably small capital, or

      -- intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

     The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, an entity would be considered insolvent for purposes of the foregoing if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation, or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

     Among other things, a legal challenge of a subsidiary's guarantee of the notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by that subsidiary as a result of our issuance of the notes. To the extent a subsidiary's guarantee of the notes is avoided as a result of fraudulent conveyance or held unenforceable for any other reason, the note holders would cease to have any claim in respect of that guarantee.

     YOUR ABILITY TO TRANSFER THE NOTES MAY BE LIMITED BY THE ABSENCE OF TRADING MARKET.

     The notes will be new securities for which currently there is no trading market. We do not currently intend to apply for listing of the notes on any securities exchange or stock market. Although the underwriters have informed us that they currently intend to make a market in the notes, they are not obligated to do so. In addition, they may discontinue any such market making at any time without notice. The liquidity of any market for the notes will depend on the number of holders of those notes, the interest of securities dealers in making a market in those notes and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions. Any such disruptions may adversely effect the note holders.

RISKS RELATED TO OUR BUSINESS

     ECONOMIC AND INDUSTRY FACTORS BEYOND OUR CONTROL, INCLUDING PRODUCTION LEVELS OF CRUDE OIL, CAN ADVERSELY AFFECT OUR GROSS MARGIN.

     Our ability to pay cash distributions and service our debt obligations depends primarily on our gross margin, which is the difference between the sales price of crude oil and the cost of crude oil purchased, including costs paid to third parties for transportation and handling charges. Historically, our business has been very competitive with thin and volatile profit margins. Our gross margin is affected by many factors beyond our control, including:

     - the performance of the U.S. and world economies;

     - volumes of crude oil produced in the areas we serve;

     - demand for oil by refineries and other customers;

     - prices for crude oil at various lease locations;

     - prices for crude oil futures contracts on the New York Mercantile
       Exchange;

     - the competitive position of alternative energy sources; and

     - the availability of pipeline and other transportation facilities that may make crude oil production from other producing areas competitive with crude oil production that we purchase at the lease.

The absolute price levels for crude oil do not necessarily bear a direct relationship to our gross margins per barrel, and our gross margins per barrel cannot be projected with any level of certainty. Due to the volatility of crude oil prices and the decline in crude oil production, crude oil gathering margins have suffered industry wide over the last few years. Although there has been improvement in crude oil margins since 1997, margins have not returned to historical levels.

     IF WE CANNOT MAINTAIN OUR VOLUMES OF CRUDE OIL PURCHASED AT THE LEASE, OUR ABILITY TO PAY CASH DISTRIBUTIONS AND SERVICE OUR DEBT OBLIGATIONS WILL BE ADVERSELY AFFECTED.

     Our profitability depends in part on our ability to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. This is particularly difficult in an environment of reduced drilling activity and discontinued production operations. The amount of drilling and production will depend in large part on crude oil prices. To the extent that low crude oil prices result in lower volumes of lease crude oil available for purchase, we may experience lower per barrel margins, as competition for available lease crude oil on the basis of price intensifies. It is possible that domestic crude oil producers may further reduce or discontinue drilling and production operations. In addition, a sustained depression in crude oil prices could result in the bankruptcy of some producers.

     Because producers experience inconveniences in switching lease crude oil purchasers, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring lease crude oil in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil. Furthermore, we cannot assure you that we will be successful in obtaining production made available by major oil companies or that we will be successful in acquiring other gatherers or marketers.

     OUR PERFORMANCE DEPENDS ON OUR ABILITY TO MINIMIZE BAD DEBTS AND LEGAL LIABILITY WHEN EXTENDING CREDIT TO OPERATORS AND CUSTOMERS.

     When we purchase crude oil at the lease, we often make payment to an operator who is responsible for the correct payment and distribution of the proceeds to other parties. If the operator does not have sufficient resources to indemnify and defend us in case of a protest, action or complaint by those other parties, our costs could rise. In addition, because we may extend credit to some customers in large amounts, it is important that our credit review, evaluation and control mechanisms work properly. Even if our mechanisms work properly, we cannot assure you that our customers will not experience losses in dealings with other parties, in which case we could be adversely affected.

     A REDUCTION IN OUR CREDIT STANDING OR ABILITY TO ACCESS CAPITAL WOULD ADVERSELY AFFECT OUR BASIC PURCHASING AND MARKETING ACTIVITIES.

     Our financial resources are a major consideration for parties that enter into transactions with us, and because of the large dollar volume of the marketing transactions in which we engage, we have a significant need for working capital. While we believe that our revolving credit facility will be sufficient to support our working capital needs, any significant decrease in our financial strength, regardless of the reason for the decrease, may:

     - increase the number of transactions requiring letters of credit or other financial support;

     - make it more difficult for us to obtain letters of credit upon expiration of our revolving credit facility;

     - make it more difficult to renew our revolving credit facility upon its expiration; or

     - increase the cost of obtaining letters of credit.

If we do experience a decrease in financial strength, or if our general partner is unsuccessful in managing our working capital position, we may be unable to maintain or increase the level of our purchasing and marketing activities. We cannot assure you that our revolving credit facility will be adequate or that we will not be required to reduce our market activities because of limitations on our ability to obtain financing for our working capital needs.

     OUR ABILITY TO MAINTAIN OR INCREASE OUR GROSS MARGINS IS DEPENDENT ON THE SUCCESS OF OUR PRICE RISK MANAGEMENT STRATEGIES.

     Sophisticated price risk management strategies, including those involving price hedges using New York Mercantile Exchange futures contracts, are very important in maintaining or increasing our gross margins. Hedging techniques require significant resources dedicated to the management of futures positions and physical inventories. We cannot assure you that our price risk management strategies will be successful in protecting us from risks or in maintaining our gross margins at desirable levels. Furthermore, we have certain basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods will change) that cannot be completely hedged, and from time to time we enter into transactions providing for purchases and sales in future periods in which the volumes of crude oil are balanced but where either the purchase or the sale prices are not fixed at the time the transactions are entered into. In these cases we are subject to the risk that prices may change or that price changes will not occur as anticipated.

     Our ability to increase our profitability and cash flow will depend to a large extent on our success in making wise decisions regarding sources of supply and demand for crude oil, our skill in handling the transportation and storage of crude oil and our ability to respond to changes in the markets. The marketing of crude oil is complex and requires detailed current knowledge of crude oil sources and outlets and a familiarity with a number of factors including:

     - types of crude oil;

     - individual refinery demand for specific grades of crude oil;

     - area market price structures for the different grades of crude oil;

     - location of customers;

     - availability of transportation facilities; and

     - timing and costs (including storage) involved in delivering crude oil to the appropriate customer.

     TECHNICAL AND STRUCTURAL IMPROVEMENTS IN THE MARKETS FOR CRUDE OIL MAY HAVE AN ADVERSE EFFECT ON OUR PERFORMANCE.

     We realize margins because of our ability to take advantage of our gathering, storage and transportation assets and our ability to effect transactions at many different delivery points. Developments in the markets for crude oil or petroleum products, such as the development of more accurate price reporting mechanisms or the introduction of additional futures contracts involving new delivery locations and products, may adversely affect our margins.

     ENVIRONMENTAL AND OTHER REGULATORY COSTS AND LIABILITIES COULD AFFECT OUR CASH FLOW.

     Our business is heavily regulated by federal, state and local agencies with respect to environmental, safety and other regulatory matters. This regulation increases our cost of doing business. We may be subject to substantial penalties if we fail to comply with any regulation. We cannot assure you that regulatory changes enacted by regulatory agencies that have jurisdiction over us will not increase our cost of conducting business or otherwise negatively impact our profitability, cash flow and financial condition.

     We are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. If an accidental leak or spill occurs in one of our pipelines or at a storage facility, we may have to pay a significant amount to clean up the leak or spill. The resulting costs and liabilities could negatively affect the level of cash available to pay amounts due on our debt and for distributions to unitholders. Although we believe that we are in compliance in all material respects with all applicable environmental laws and regulations, we could be adversely affected by environmental costs and liabilities that may be incurred or increased costs resulting from failure to obtain all required regulatory consents and approvals. Proper maintenance of pipelines is important for the avoidance of accidental leaks and spills. The average age of our pipelines is approximately 40 years, and we have acquired approximately 80% of our pipelines in the past four years. While we believe we have adequately maintained our pipelines during our ownership, we cannot assure you that these pipelines have received proper maintenance at all times prior to our ownership. As to all of our properties, we cannot assure you that past operating practices, including those that were state of the art at the time employed, will not result in significant future environmental liabilities. In addition, we cannot assure you that in the future regulatory agencies with jurisdiction over us will not enact additional environmental regulations that will negatively affect our profitability, cash flow and financial condition.

     Our pipelines are subject to rate regulation as well as laws relating to safety and the environment. Federal and state agencies could change the tariffs we may charge for common carrier pipeline transportation or impose additional safety or environmental requirements, any of which could affect our profitability, cash flow and financial condition.

     In connection with our recent asset acquisitions from Koch and Texas-New Mexico PipeLine, the parties agreed to allocate responsibilities for environmental liabilities associated with the pipelines and other assets included in these transactions. In the Koch transactions, we agreed to be responsible for certain environmental matters. For the cleanup of pre-closing contamination which was unknown on the closing date, we agreed to pay up to $250,000 for each incident, subject to an overall cap of $13 million on all such incidents in the aggregate. In the Texas-New Mexico PipeLine transaction, we generally agreed to assume responsibility for the seller's existing cleanup obligations. In order to minimize our exposure for remediation costs in the Texas-New Mexico PipeLine transaction, we obtained $20 million in special insurance coverage for known and unknown cleanup liabilities. In connection with that insurance coverage, we, as between ourself and our insurance carrier, remain responsible for all claims in excess of the $20 million, subject to certain deductibles, including a $4 million EOTT retained liability and a $5 million cap on insurance coverage for known contamination. Although we believe that we have adequately identified the anticipated environmental liabilities associated with the Koch and Texas-New Mexico PipeLine acquisitions, we cannot assure you that there will not be any material liabilities identified at some future time or that we would be successful in making indemnity claims, if any. Any claims submitted by us under any environmental insurance policy will be subject to standard claims review by the applicable insurance carrier. Should an insurance carrier or an indemnifying party refuse to honor any claim, or be unable to pay any claim, we would remain liable for payment.

     WE ARE SUBJECT TO RISKS IN PREPARING FOR THE YEAR 2000 PROBLEM.

     We estimate that our critical systems will be Year 2000 ready substantially before January 1, 2000. However, we cannot assure you that our plan to be ready for the Year 2000 will succeed in accomplishing its purpose or that unforeseen circumstances will not arise during the implementation of the plan that would materially adversely affect us.

     We are taking reasonable steps to identify, assess, and, where appropriate, to replace devices that contain embedded chips. Despite these reasonable efforts, we anticipate that we will not be able to find and remediate all embedded chips in our systems. Further, we anticipate that third parties on whom we depend also will not be able to find and remediate all embedded chips in their systems. Some of the embedded chips that fail to operate or that produce anomalous results may create system disruptions or failures. Some of these disruptions or failures may spread from the systems in which they are located to other systems in a cascade. These cascading failures may have adverse effects upon our ability to maintain safe operations, and may also have adverse effects upon our ability to serve our customers and otherwise to fulfill certain contractual and other legal obligations. The embedded chip problem is widely recognized as one of the more difficult aspects of the Year 2000 problem across industries and throughout the world.

     Our operations are regulated in part by governmental authorities. We expect to satisfy these regulatory authorities' requirements for achieving Year 2000 readiness. If our reasonable expectations in this regard are in error, and if a regulatory authority should order the temporary cessation of our operations in one or more of these areas, the adverse effect could be material. Other companies with whom we transact business could face similar problems that materially adversely affect us.

     We cannot assure you that suppliers upon which we depend for essential goods and services will convert and test their mission-critical systems and processes in a timely manner. Failure or delay by all or some of these entities, including the U.S. and state or local governments and foreign governments, could create substantial disruptions having a material adverse affect on our business.

     OUR RAPID GROWTH MAY CAUSE DIFFICULTIES INTEGRATING NEW OPERATIONS.

     Part of our business strategy includes acquiring additional assets that will allow us to increase distributions to unitholders. In the last few years, we have made several acquisitions that significantly increased our asset base. Unexpected costs or challenges may arise whenever assets with different operations are combined. Successful acquisitions require management and other personnel to devote significant amounts of time to integrating the acquired assets with existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities.

RISKS RELATED TO OUR PARTNERSHIP STRUCTURE

     CASH DISTRIBUTIONS TO OUR UNITHOLDERS ARE NOT GUARANTEED AND MAY FLUCTUATE; ENRON'S COMMITMENT TO SUPPORT CASH DISTRIBUTIONS ON COMMON UNITS WILL EXPIRE AFTER 2001.

     Our cash distributions are not guaranteed and may fluctuate with our performance. Enron has a commitment to contribute to us up to $29 million ($26.5 million of which is available) if necessary to support our ability to pay the minimum quarterly distribution of $0.475 per unit ($1.90 annualized). In addition to the current commitment, Enron has previously contributed $21.9 million to help us pay the minimum quarterly distribution. However, Enron's commitment to support the minimum quarterly distribution extends only to quarters through December 31, 2001.

     OUR UNITHOLDERS WILL HAVE LIMITED VOTING RIGHTS AND WILL NOT CONTROL OUR GENERAL PARTNER.

     We are a limited partnership, operated under the direction of our general partner. This structure affects our common unitholders in various ways including:

     - the voting rights of common unitholders are more limited than those of holders of capital stock in a corporation;

     - our common unitholders have no right to participate in our management and have no right to elect our general partner or members of its board of directors;

     - our partnership agreement contains provisions making it difficult to replace our general partner; and

     - our general partner and its affiliates may have conflicts of interest with our common unitholders and with us.

     WE DO NOT HAVE THE SAME FLEXIBILITY AS CORPORATIONS TO ACCUMULATE CASH AND EQUITY TO PROTECT AGAINST ILLIQUIDITY IN THE FUTURE.

     Unlike a corporation, our partnership agreement requires us to make quarterly distributions to our partners of all available cash, consisting of all cash receipts less disbursements and any amounts reserved for commitments and contingencies, including capital and operating costs and debt covenants. The value of our common units is likely to decrease if the amount we distribute per unit decreases. Accordingly, if we experience a liquidity problem in the future and are required to reduce distributions on our common units, we may not be able to issue equity on favorable terms.

     OUR PARTNERSHIP AGREEMENT MODIFIES THE FIDUCIARY DUTIES OF OUR GENERAL PARTNER UNDER DELAWARE LAW.

     Our partnership agreement modifies fiduciary duties of our general partner to the limited partners under Delaware law. These modifications of state law standards of fiduciary duty may limit the ability of unitholders to challenge successfully the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty.

     UNITHOLDERS MAY HAVE NEGATIVE TAX CONSEQUENCES IF WE DEFAULT ON OUR DEBT OR SELL ASSETS.

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

     OUR GENERAL PARTNER HAS A LIMITED CALL RIGHT.

     If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons.

RISKS RELATED TO OUR CAPITAL STRUCTURE

     FURTHER ISSUANCES OF UNITS BY US COULD RESULT IN DILUTION FOR UNITHOLDERS OR HINDER ANY OF OUR FUTURE FINANCINGS.

     The market price of our common units could drop as a result of sales of a large number of common units in the market or the perception that sales of common units could occur. These factors could also make it more difficult for us to raise funds through future offerings of common units. In this respect you should consider several factors.

     First, on February 12, 1999, our unitholders approved a proposal that authorized us to issue an additional 10 million common units for any business purpose. These units may be issued on terms and conditions established by our general partner in its sole discretion without further approval of any limited partners. Our partnership agreement also authorizes us to issue other limited partner interests and other equity under the conditions specified in our partnership agreement.

     Second, our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities from us whenever, and on the same terms that, we issue securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates in us that existed immediately prior to each issuance.

     Third, if some or all of our outstanding subordinated units are converted into common units, the amount of available cash necessary to pay the minimum quarterly distribution with respect to all of our common units would be increased proportionately, thereby resulting in a dilution of the interest of existing common unitholders in our cash distributions.

     Fourth, if we issue more units, Enron's commitment to support our minimum quarterly distributions will not increase, thereby resulting in a dilution of the support obligation per unit.

     Finally, a holder of 1,700,000 outstanding common units is entitled to certain registration rights that allow it to cause us to register its units for future sale. This unitholder has agreed for our benefit that it will not exercise its registration rights until the earlier of March 1, 2000 and 180 days following an underwritten offering of common units pursuant to this prospectus.

                                USE OF PROCEEDS

     Concurrently with this offering, we are offering 3,500,000 of our common units to the public. We will use the net proceeds from the sale of the notes and the common units to repay the $175.0 million term loan from Enron, the $42.0 million bridge loan from Enron, and $50.2 million of short-term borrowings outstanding under a working capital facility from Enron, and for fees and expenses and general partnership purposes. The term loan bears interest at the London Interbank Offering Rate (LIBOR) plus 3.00% (8.04% for the month ended June 30, 1999) and matures on December 31, 1999. The bridge loan bears interest at LIBOR plus 4.00% increasing every three months by 0.25% (9.29% for the month ended June 30, 1999), and matures on December 31, 1999. The working capital facility bears interest at LIBOR plus 2.50% (7.54% for the month ended June 30, 1999) and matures on December 31, 2001. Substantially all of the debt outstanding under the bridge loan, the term loan, and the working capital facility was incurred to fund the acquisition of the Koch and Texas-New Mexico PipeLine assets. The following table illustrates the estimated sources and uses of funds assuming consummation of the offerings as of June 30, 1999.

                                                                  AMOUNT
                                                              --------------
                                                              (IN THOUSANDS)
SOURCES:
Notes offering..............................................     $235,000
Common units offering(1)....................................       63,875
                                                                 --------
          Total.............................................     $298,875
                                                                 ========
USES:
Repayment of term loan from Enron...........................     $175,000
Repayment of bridge loan from Enron.........................       42,000
Repayment of short-term borrowings from Enron...............       50,200
General partnership purposes................................       21,348
Fees and expenses...........................................       10,327
                                                                 --------
          Total.............................................     $298,875
                                                                 ========

---------------

(1) Reflects an offering of 3,500,000 common units at $18.25 per unit, the closing price of the common units on the NYSE on September 7, 1999.

                                 CAPITALIZATION

     The following table sets forth our capitalization on June 30, 1999, and as adjusted to give effect to the sale of (i) the common units in the concurrent offering and (ii) the notes offered by this prospectus supplement and the application of the net proceeds from the sale of the common units and the notes. The closing of the notes offering is conditioned upon our receiving proceeds of at least $45.0 million from the concurrent common units offering. You should read our historical financial statements and notes that are included elsewhere in this prospectus supplement for additional information about our capital structure.

                                                                  JUNE 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Short-term debt:
  Term loan from Enron......................................  $175,000    $     --
  Bridge loan from Enron....................................    42,000          --
  Short-term borrowings from Enron..........................    50,200          --
  Repurchase agreements(1)..................................    89,998      89,998
                                                              --------    --------
          Total short-term debt.............................  $357,198    $ 89,998
                                                              ========    ========
Long-term debt..............................................        --     235,000
Additional partnership interests............................     2,547       2,547
Partners' capital
  Common unitholders(2).....................................    41,123     101,485
  Subordinated unitholders..................................    41,064      41,064
  General partner(3)........................................     7,618       8,850
                                                              --------    --------
          Total partners' capital...........................  $ 89,805    $151,399
                                                              ========    ========

---------------

(1) The crude oil repurchase agreements are used for short-term liquidity needs and allow us to finance the storage of crude oil. We sell crude oil to the financial institution on a spot basis and agree to repurchase the crude oil at the same price plus a premium which, in the past, has been approximately LIBOR plus 0.75%. We store the crude oil we sell as an agent for the financial institution. Each repurchase agreement is settled at the end of 30 days, and can be renewed monthly; however, either party may terminate the repurchase agreement. While the repurchase agreements have default, cross-default, and acceleration provisions, there are no maintenance or financial covenants associated with the agreements.

(2) Reflects an offering of 3,500,000 common units at $18.25 per unit, the closing price of the common units on the NYSE on September 7, 1999, net of an underwriting discount of 5.50%.

(3) The adjustment includes a contribution by our general partner in an amount equal to approximately 2% of the net proceeds from the common unit offering.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial data as of and for each of the years in the three year period ended December 31, 1998 are derived from our audited financial statements, which are included elsewhere herein. The data as of and for the six month periods ended June 30, 1999 and June 30, 1998 are derived from our unaudited financial statements, which are included elsewhere herein.

                                                            SIX MONTHS ENDED
                                                                JUNE 30,                 YEAR ENDED DECEMBER 31,
                                                         -----------------------   ------------------------------------
                                                            1999         1998       1998(1)      1997(2)        1996
                                                         ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER UNIT DATA AND RATIOS)
INCOME STATEMENT DATA:
Revenue................................................  $3,692,460   $2,571,279   $5,294,697   $7,646,099   $7,469,730
Cost of sales..........................................   3,583,967    2,514,576    5,162,092    7,533,054    7,320,203
                                                         ----------   ----------   ----------   ----------   ----------
Gross margin...........................................     108,493       56,703      132,605      113,045      149,527
Operating expenses.....................................      74,815       46,825      104,425       96,158      101,945
Depreciation and amortization..........................      16,490        9,078       20,951       16,518       15,720
Impairment of assets...................................          --           --           --        7,961           --
                                                         ----------   ----------   ----------   ----------   ----------
Operating income (loss)................................      17,188          800        7,229       (7,592)      31,862
Interest and related charges...........................     (13,820)      (3,823)     (10,165)      (6,661)      (3,659)
Other income (expense), net............................       1,348           26       (1,131)        (146)         606
                                                         ----------   ----------   ----------   ----------   ----------
Net income (loss) before cumulative effect of
  accounting change....................................  $    4,716   $   (2,997)  $   (4,067)  $  (14,399)  $   28,809
                                                         ==========   ==========   ==========   ==========   ==========
Net income (loss)......................................  $    6,463   $   (2,997)  $   (4,067)  $  (14,399)  $   28,809
                                                         ==========   ==========   ==========   ==========   ==========
Basic net income (loss) per unit before cumulative
  effect of accounting change:
  - Common.............................................  $     0.17   $    (0.15)  $    (0.17)  $    (0.75)  $     1.50
                                                         ==========   ==========   ==========   ==========   ==========
  - Subordinated.......................................  $     0.24   $    (0.16)  $    (0.26)  $    (0.75)  $     1.50
                                                         ==========   ==========   ==========   ==========   ==========
Diluted net income (loss) per unit before cumulative
  effect of accounting change..........................  $     0.19   $    (0.16)  $    (0.21)  $    (0.75)  $     1.50
                                                         ==========   ==========   ==========   ==========   ==========
Cash distributions per common unit.....................  $     0.95   $     0.95   $     1.90   $     1.90   $     1.90
                                                         ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...........................................  $1,241,035   $  684,547   $  965,820   $  782,921   $1,026,197
Total debt(3)..........................................     357,198      157,440      328,313      109,300       62,728
Additional partnership interests(4)....................       2,547       19,452       21,928       12,775        9,091
Partners' capital......................................      89,805       47,696       75,582       62,093      106,173
OTHER FINANCIAL DATA:
Capital expenditures(5)................................      43,064        3,268      266,569       22,837        6,723
Cash distributions to unitholders......................      14,168       11,400       22,842       29,681       28,831
Fixed charge coverage ratio(6).........................        1.30x         n/a          n/a          n/a         5.06x

---------------

(1) Includes one month of results of operations associated with the assets acquired from Koch on December 1, 1998.

(2) Includes non-recurring charges of (i) $6.5 million impairment of an information system development project, (ii) $1.5 million impairment of three Ohio products terminals held for sale and (iii) $2.0 million of severance costs related to the exit of the East of Rockies refined products business and corporate realignment.

(3) Consists of loans from Enron and crude oil repurchase agreements with a financial institution.

(4) Subsequent to year-end 1998, Enron contributed the $21.9 million in additional partnership interests to us in exchange for common units pursuant to its commitment made in connection with the Support Agreement discussed in note 12 to the audited consolidated financial statements included herein. In May 1999, Enron provided additional common unit distribution support through the issuance by us of $2.5 million in additional partnership interests related to the three months ended March 31, 1999.

                                         (footnotes continued on following page)

(5) Includes $12.0 million in 1997 for the purchase of crude gathering and pipeline assets from CITGO. Includes $258.1 million in 1998 for the purchase of crude oil gathering and transportation assets from Koch. The six months ended June 30, 1999 includes $33.0 million for the purchase of pipeline assets from Texas-New Mexico PipeLine.

(6) In computing the ratio of earnings to fixed charges (i) earnings have been based on income from continuing operations before fixed charges and (ii) fixed charges consist of interest and the estimated interest portion of rents. Earnings were insufficient to cover fixed charges by $3.0 million for the six months ended June 30, 1998 and $4.1 million and $14.4 million for the years ended December 31, 1998 and 1997, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and notes thereto and the unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus.

OVERVIEW

     Through our affiliated limited partnerships, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership, and EOTT Energy Pipeline Limited Partnership, we purchase, gather, transport, store and resell crude oil and other petroleum products. Statement of Financial Accounting Standards No. 131, "Reporting Disaggregated Information About a Business Enterprise," requires that segment reporting for public companies be measured the same way management identifies and evaluates information internally. We adopted this standard for year end 1998 reporting and restated certain information into the following business segments: North American Crude Oil -- East of Rockies, Pipeline Operations and West Coast Operations (see note 19 to our audited consolidated financial statements for certain financial information by business segment). In late 1997, we decided to exit the East of Rockies refined products business. See further discussion in note 5 to our audited consolidated financial statements.

  Gathering and Marketing Operations

     In general, as we purchase crude oil in our gathering and marketing operations, we establish a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX, thereby minimizing or reducing exposure to price fluctuations. Through these transactions, we seek to maintain positions that are substantially balanced between crude oil purchases and sales or future delivery obligations. As a result, changes in the absolute price level for crude oil do not necessarily impact the margin from gathering and marketing.

     Although we generally maintain a balanced position in terms of overall volumes, some risks cannot be fully hedged, such as a portion of certain basis risks. Basis risk arises when we acquire crude oil by purchase or exchange that does not meet the specifications of the crude oil we are contractually obligated to deliver, whether in terms of geographic location, grade or delivery schedule. We seek to limit our price risk and maintain our margins through a combination of physical sales, NYMEX hedging activities and exchanges of crude oil with third parties. It is our policy not to acquire and hold crude oil, futures contracts or other derivative products for the purpose of speculating on crude oil price changes.

     Our operating results are sensitive to a number of factors including: grades or types of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities, and timing and costs (including storage) involved in delivering crude oil to the appropriate customer.

     Gross margin from gathering, marketing and pipeline operations varies from period-to-period, depending to a significant extent upon changes in the supply and demand of crude oil and the resulting changes in United States crude oil inventory levels. The gross margin from gathering and marketing operations is generated by the difference between the price of crude oil at the point of purchase and the price of crude oil at the point of sale, minus the associated costs of gathering and transportation. In addition to purchasing crude oil at the wellhead, we purchase crude oil in bulk at major pipeline terminal points and major marketing points and enter into exchange transactions with third parties. These bulk and exchange transactions are characterized by large volumes and narrow profit margins on purchase and sales transactions, and the absolute price levels for crude oil do not necessarily bear a relationship to gross margin, although such price levels significantly impact revenues and cost of sales. Because period-to-period variations in revenues and cost of sales are not generally meaningful in analyzing the variation in gross margin for gathering and marketing operations such changes are not addressed in the following discussion.

     We operate our business differently as market conditions change. During periods when the demand for crude oil is weak, the market for crude oil is often in contango, meaning that the price of crude oil in a given month is less than the price of crude oil in a subsequent month. In a contango market, storing crude oil is favorable, because storage owners at major trading locations can simultaneously purchase production at low current prices for storage and sell at higher prices for future delivery. When there is a higher demand than supply of crude oil in the near term, the market is backwardated, meaning that the price of crude oil in a given month exceeds the price of crude oil in a subsequent month. A backwardated market has a positive impact on marketing margins because crude oil gatherers can capture a premium for prompt deliveries.

  Pipeline Operations

     Pipeline revenues and gross margins are primarily a function of the level of throughput and storage activity and are generated by the difference between the regulated published tariff and the fixed and variable costs of operating the pipeline. A majority of the pipeline revenues are generated by transporting crude oil at published pipeline tariffs for the North American Crude Oil -- East of Rockies business segment. Approximately 76% of the revenues of the Pipeline Operations business segment for the three months ended June 30, 1999, were generated from tariffs charged to the North American Crude Oil -- East of Rockies business segment. Changes in revenues and pipeline operating costs, therefore, are relevant to the analysis of financial results of our Pipeline Operations business segment and are addressed in the following discussions of our Pipeline Operations business segment.

RECENT DEVELOPMENTS

     On May 1, 1999, we acquired crude oil transportation and storage assets in key oil producing regions from Texas-New Mexico PipeLine Co. which included approximately 1,800 miles of common carrier crude oil pipelines. We paid $33.0 million in cash and financed the acquisition using short-term borrowings from Enron.

     On December 1, 1998, we purchased crude oil gathering and transportation assets in key oil producing regions from Koch. The transaction almost tripled our pipeline mileage and nearly doubled crude oil lease barrels under contract. The acquisition included approximately 3,900 miles of crude oil pipelines, crude oil transport trucks, meter stations, vehicles, storage tanks and contracts for approximately 180,000 lease barrels of crude oil per day from production in 11 central and western states including Texas, Oklahoma, Kansas and California. The total purchase price was approximately $235.6 million and included consideration given to Koch of $184.5 million in cash, 2,000,000 common units and 2,000,000 subordinated units. We financed the cash portion of the purchase price through borrowings from Enron consisting of a $42.0 million bridge loan due December 31, 1999, a $135.7 million term loan due December 31, 1999, and $6.8 million from our working capital facility with Enron. We also increased our existing credit facility with Enron to $1.0 billion in order to provide additional working capital for our expanded operations.

     On February 12, 1999, we obtained approval of proposals presented at a special meeting of unitholders. Approval of these proposals, among other things,
(a) authorized us to issue an additional 10,000,000 common units, (b) changed the terms of the special units held by Enron so that they became convertible into common units and (c) resulted in an increase in Enron's cash distribution support to $29.0 million and an extension of that support through the fourth quarter of 2001. As a result of the approval of the proposals, Enron contributed the $21.9 million in additional partnership interests to us in exchange for common units outstanding as discussed in note 12 to the audited consolidated financial statements.

     Consistent with our acquisition strategy, we are engaged in discussions with a third party relating to a possible acquisition of contracts and transportation assets, including trucks, crude oil pipelines and storage facilities. We have entered into a confidentiality agreement that provides that the owner of the assets will furnish us with confidential information for use in our evaluation of the assets. We have the exclusive right to discuss this possible purchase of the assets with the owner until November 1, 1999, or until an earlier date on which one of the parties gives written notice to the other that negotiations between the parties have terminated. We do not expect to discuss a definitive agreement on the terms of the acquisition until such time as the due diligence process is completed and we have fully evaluated the results of our due diligence review. We have indicated to the potential seller that we believe that the acquisition price for the assets would be in the range of $210 million to $250 million, but we have not reached any agreement regarding the price for the assets or any other terms of the transaction. If an agreement is reached regarding this acquisition, we may finance the purchase price through the issuance of additional common units, the issuance of public or private debt securities or loans or some combination of the foregoing. We can give you no assurance regarding when or whether we will reach agreement with the owner on the terms of the acquisition or that, if we do reach agreement, the acquisition will be completed.

RESULTS OF OPERATIONS

     We reported net income of $6.5 million or $0.26 per diluted unit for the six months ended June 30, 1999 compared to a net loss of $3.0 million or $0.16 per diluted unit for the six months ended June 30, 1998. The six months ended June 30, 1999 reflect increased lease volumes and margins associated with the 1998 and 1999 asset acquisitions and the adoption of the conclusions reached by the Emerging Issues Task Force in Issue No. 98-10 ("Issue 98-10"), "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." Issue 98-10 requires energy trading contracts (as defined) to be recorded at fair value on the balance sheet, with the change in fair value included in earnings. The cumulative effect of adoption of Issue 98-10 in the first quarter of 1999 included a $1.7 million increase in net income as of January 1, 1999. We had $3.1 million of net unrealized mark-to-market gains for the six months ended June 30, 1999.

     We reported a net loss of $4.1 million or $0.21 per diluted unit for 1998, a net loss of $14.4 million or $0.75 per diluted unit for 1997, and net income of $28.8 million or $1.50 per diluted unit for 1996. We reported a net loss of $4.4 million or $0.23 per diluted unit in 1997 excluding non-recurring charges of $10.0 million or $0.52 per unit, which consisted primarily of a $6.5 million impairment of an information systems development project, a $1.5 million impairment of three Ohio products terminals held for sale and a $2.0 million severance charge associated with the realignment initiatives discussed further in the notes to the audited consolidated financial statements.

     Selected financial data for our business segments are summarized below:

                                              SIX MONTHS ENDED
                                                  JUNE 30,            YEAR ENDED DECEMBER 31,
                                             -------------------   ------------------------------
                                               1999       1998       1998       1997       1996
                                             --------   --------   --------   --------   --------
                                                                (IN MILLIONS)
Revenues:
  North American Crude Oil -- East of
     Rockies...............................  $3,454.3   $2,123.0   $4,637.8   $6,072.6   $6,029.0
  Pipeline Operations......................      52.6       10.1       31.5       19.4       14.3
  West Coast Operations....................     273.8      355.0      590.1      811.2      770.9
  Corporate and Other(1)...................        --      110.6      110.7      760.2      668.6
  Intersegment eliminations................     (88.2)     (27.4)     (75.4)     (17.3)     (13.1)
                                             --------   --------   --------   --------   --------
          Total............................  $3,692.5   $2,571.3   $5,294.7   $7,646.1   $7,469.7
                                             ========   ========   ========   ========   ========
Gross margin:
  North American Crude Oil -- East of
     Rockies(2)............................  $   42.0   $   41.8   $   92.0   $   82.6   $  117.2
  Pipeline Operations......................      52.0        9.9       30.9       19.5       13.9
  West Coast Operations....................      14.5        5.0        9.7        9.3       15.5
  Corporate and Other(1)...................        --         --         --        1.6        2.9
                                             --------   --------   --------   --------   --------
          Total............................  $  108.5   $   56.7   $  132.6   $  113.0   $  149.5
                                             ========   ========   ========   ========   ========
Operating Income (Loss):
  North American Crude Oil -- East of
     Rockies(2)............................  $    1.0   $   11.5   $   28.0   $   19.5   $   47.1
  Pipeline Operations......................      24.3        0.8        4.3        1.8        1.8
  West Coast Operations....................       4.4        0.4        0.2        0.1        6.8
  Corporate and Other(1)...................     (12.5)     (11.9)     (25.3)     (29.0)     (23.8)
                                             --------   --------   --------   --------   --------
          Total............................  $   17.2   $    0.8   $    7.2   $   (7.6)  $   31.9
                                             ========   ========   ========   ========   ========

---------------

(1) Includes East of Rockies refined products business in 1998, 1997 and 1996, which we have now exited.

(2) Includes intersegment transportation costs charged by the Pipeline Operations business segment for the transport of crude oil at published pipeline tariffs. For the six months ended June 30, 1999 and 1998, intersegment transportation costs charged by the Pipeline Operations business segment represented $42.5 million and $6.8 million, respectively. For 1998, 1997 and 1996, intersegment transportation costs charged by the Pipeline Operations business segment represented $24.5 million, $13.7 million and $10.2 million, respectively.

  Six Months Ended June 30, 1999 Compared with Six Months Ended June 30, 1998

     North American Crude Oil -- East of Rockies. Operating income for the North American Crude Oil -- East of Rockies business segment was $1.0 million for the first half of 1999, compared to $11.5 million for the same period in 1998. As a result of the acquisition of assets from Koch, the North American Crude
Oil -- East of Rockies business segment is incurring increased transportation costs charged by the Pipeline Operations business segment due to the significant increase in the volume of crude oil transported at higher published tariff rates as well as incurring additional operating costs associated with the asset acquisitions. Gross margin increased approximately $200,000 to $42.0 million in the first half of 1999 due primarily to increased margins related to the asset acquisitions in the second half of 1998 and approximately $2.7 million of unrealized mark-to-market gains being recorded in the first half of 1999 for certain energy contracts. These increases were offset by the increase in transportation costs charged by the Pipeline Operations business segment and by approximately $3.1 million of higher cost of sales associated with covering inventory variances in a period of rapidly rising crude oil prices. The inventory variances, which are a result of actual lease volumes being less than expected lease volumes, were largely due to the integration of the $235.6 million acquisition of assets from Koch, which nearly doubled the amount of lease barrels under contract. Crude oil lease volumes increased significantly from an average of 270,200 barrels per day for the six months ended June 30, 1998 to an average of 412,900 barrels per day for the six months ended June 30, 1999 due to the acquisitions of assets from Koch. Operating expenses of $41.0 million for the first half of 1999 were $10.7 million higher than for the first half of 1998 due primarily to higher operating costs and employee related costs associated with the acquisitions of assets from Koch in December 1998.

     Pipeline Operations. Pipeline Operations had operating income of $24.3 million for the first half of 1999 compared to operating income of approximately $800,000 for the same period in 1998. Revenues, which include only two months of activity related to the assets acquired from Texas-New Mexico PipeLine Co. in 1999, increased $42.5 million to $52.6 million in the first half of 1999 due primarily to increased activity related to the pipelines acquired from Koch and Texas-New Mexico PipeLine Co. Approximately $42.5 million and $6.8 million of revenues for the six months ended June 30, 1999 and 1998, respectively, were generated from tariffs charged to the North American Crude Oil -- East of Rockies business segment. Pipeline volumes averaged 469,900 barrels per day for the six months ended June 30, 1999 compared to 152,100 barrels per day for the six months ended June 30, 1998. Operating expenses of $27.7 million for the first half of 1999 were $18.6 million higher than in the first half of 1998 due to higher employee related costs, operating costs and depreciation associated with the acquisitions of assets from Koch and Texas-New Mexico PipeLine Co.

     West Coast Operations. West Coast Operations had operating income of $4.4 million for the first half of 1999, compared to approximately $400,000 for the same period in 1998 primarily due to increased margins associated with the crude oil blending operations acquired from Koch and increased margins in refined products marketing due to disruptions in supply and demand due to refinery outages. Operating expenses of $10.1 million for the first half of 1999 were $5.5 million higher than for the same period in 1998 due to higher employee related costs, operating costs and depreciation associated with the acquisitions of assets from Koch.

     Corporate and Other. Corporate and Other costs were $12.5 million for the first half of 1999 compared to $11.9 million in the first half of 1998. The increase is due primarily to higher system operating costs and insurance costs partially offset by lower severance costs. Other income (expense), net, consisting primarily of gains (losses) on transactions denominated in foreign currency and gains on sales of fixed assets, increased $1.3 million to income of $1.0 million in the first half of 1999 compared to a loss of approximately $300,000 in the same period in 1998 primarily due to gains on foreign currency transactions and gains on sales of fixed assets. Interest and related charges in the first half of 1999 were $13.8 million compared to $3.8 million for the same period in 1998. The increase is due to higher average short-term debt in 1999 due to the financing of the acquisitions of assets from Koch and Texas-New Mexico PipeLine Co.

  Twelve Months Ended December 31, 1998 Compared with Twelve Months Ended December 31, 1997

     North American Crude Oil -- East of Rockies. Operating income for the North American Crude Oil -- East of Rockies business segment was $28.0 million in 1998 compared to $19.5 million in 1997. Gross margin increased $9.4 million to $92.0 million due primarily to renegotiations of uneconomic lease contracts during 1997 and improved crude grade and basis differentials in 1998. North American Crude Oil -- East of Rockies crude oil lease purchases were up slightly from an annual average of 282,400 barrels per day for 1997 to an annual average of 285,600 barrels per day in 1998. Operating expenses of $64.0 million for 1998 were approximately $900,000 higher than 1997 due primarily to increased depreciation and amortization related to the acquisitions of assets from Koch partially offset by a reduction in employee related costs.

     Pipeline Operations. Pipeline Operations had operating income of $4.3 million in 1998 compared to $1.8 million in 1997. Gross margin increased $11.4 million to $30.9 million due primarily to increased activity related to the acquisition of pipelines from Koch. Pipeline volumes averaged 188,300 barrels per day in 1998 compared to 142,300 barrels per day in 1997. Operating expenses of $26.6 million in 1998 were $8.9 million higher than 1997 due primarily to increased benefits and employee related costs, increased operating costs and incremental depreciation and amortization associated with the acquisition of pipelines from Koch.

     West Coast Operations. West Coast Operations had operating income of approximately $200,000 in 1998 compared to approximately $100,000 in 1997. Gross margin increased approximately $400,000 to $9.7 million due primarily to the acquisition of crude oil gathering and natural gas liquid assets from Koch partially offset by a lower of cost or market adjustment of certain propane inventories. Operating expenses of $9.5 million in 1998 were approximately $300,000 higher than 1997 due primarily to higher benefits and other employee related costs partially offset by reduced operating costs.

     Corporate and Other. Corporate and other costs of $25.3 million for 1998 were $3.7 million lower compared to 1997 due primarily to a non-recurring $6.5 million non-cash impairment associated with the termination of an information system development project and $1.5 million impairment of three Ohio products terminals held for sale due to the decision in 1997 to exit the East of Rockies refined products business partially offset by increased legal expenses, system operating costs, casualty and liability insurance costs, a non-recurring write-off of certain information system development costs and severance payments made to a former officer of ours. Interest and related charges for 1998 were $10.2 million compared to $6.7 million in 1997. The increase is due primarily to higher average short-term debt required to meet working capital needs, primarily related to higher crude inventories and debt used to finance the acquisition of assets from Koch in the third and fourth quarters of 1998. Other income (expense), net, consisting primarily of gains (losses) on transactions denominated in foreign currency; gains (losses) on the sale of property, plant and equipment; and litigation settlements, decreased $1.0 million to a loss of $1.8 million in 1998 due to an increase in litigation settlements in 1998.

  Twelve Months Ended December 31, 1997 Compared with Twelve Months Ended December 31, 1996.

     North American Crude Oil -- East of Rockies. Operating income for the North American Crude Oil -- East of Rockies business segment was $19.5 million in 1997 compared to $47.1 million in 1996. Gross margin decreased $34.7 million to $82.6 million due primarily to the deterioration in grade and basis differentials in 1997 and 1996 had unusually favorable crude oil market conditions. North American Crude Oil -- East of Rockies crude lease purchases were up slightly from an annual average of 278,600 barrels per day for 1996 to an annual average of 282,400 barrels per day in 1997. Operating expenses of $63.1 million for 1997 were $7.0 million lower than 1996 due to lower benefits and other employee related costs, partially offset by severance costs associated with the realignment initiatives discussed in the notes to our consolidated financial statements.

     Pipeline Operations. Pipeline Operations had operating income of $1.8 million in 1997 and in 1996. Gross margin increased $5.6 million to $19.5 million due primarily to increased activity related to the acquisition of pipeline and related assets from CITGO. Pipeline volumes averaged 142,300 barrels per day in 1997 compared to 103,800 barrels per day in 1996. Operating expenses of $17.7 million in 1997 were $5.6 million higher than 1996 due primarily to increased operating costs and incremental depreciation and amortization associated with the acquisition of pipeline and related assets from CITGO.

     West Coast Operations. West Coast Operations had operating income of $100,000 in 1997 compared to $6.8 million in 1996. Gross margin decreased $6.2 million to $9.3 million due primarily to unusually favorable market conditions in 1996. Operating expenses of $9.2 million in 1997 were approximately $500,000 higher than 1996 due primarily to higher operating costs partially offset by lower benefits and other employee related costs.

     Corporate and Other. Corporate and other costs of $29.0 million for 1997 were $5.2 million higher compared to 1996 due primarily to a $6.5 million non-cash impairment associated with the termination of an information system development project and a $1.5 million impairment of the Ohio terminals due to the exit of the East of Rockies refined products business in 1997 partially offset by lower benefits and other employee related costs, lower liability and casualty insurance costs, lower systems operating costs and severance charges associated with the realignment initiatives and the exiting of the East of Rockies refined products business discussed further in the notes to our consolidated financial statements. Interest and related charges for 1997 were $6.7 million compared to $3.7 million in 1996. The increase is due primarily to higher average short-term debt required to meet working capital needs, primarily related to higher crude inventories and debt used to finance the acquisition of crude oil pipeline assets from CITGO in the first quarter of 1997. Other income (expense), net, consisting primarily of gains (losses) on transactions denominated in foreign currency; gains (losses) on the sale of property, plant and equipment; and litigation settlements, decreased approximately $900,000 to a loss of approximately $800,000 in 1997 due primarily to losses on foreign currency transactions.

LIQUIDITY AND CAPITAL RESOURCES

  General

     Management anticipates that short-term liquidity as well as sustaining capital expenditures for the foreseeable future will be funded primarily by cash generated from operations and, when necessary, accessing the $100.0 million working capital line under the $1.0 billion Enron credit facility, described below. To the extent we make future significant acquisitions, we may be required to seek financing from other sources. No assurance can be given that this financing will be available from Enron or another source.

  Cash Flows From Operating Activities

     Net cash provided by operating activities totaled $26.2 million for the first half of 1999 compared to net cash used in operating activities of $41.1 million for the same period in 1998 primarily due to improved operating results associated with acquisitions from Koch and Texas-New Mexico PipeLine Co.

  Cash Flows From Investing Activities

     Net cash used in investing activities totaled $42.5 million for the first half of 1999 compared to $2.6 million used during the same period in 1998. Cash additions to property, plant, and equipment and acquisitions of $43.1 million in 1999 primarily include $33.0 million representing cash consideration for the asset acquisition from Texas-New Mexico PipeLine Co., $5.4 million for other pipeline connections and improvements, and $1.1 million for information systems development. Proceeds from asset sales were $548,000 in the first half of 1999 compared to $640,000 in the first half of 1998. We estimate that capital expenditures necessary to maintain the existing asset base at current operating levels will be $10.0 to $11.0 million each year.

  Cash Flows From Financing Activities

     Net cash provided by financing activities totaled $17.0 million for the first half of 1999 compared to net cash provided of $43.1 million for the same period in 1998. The 1999 amount primarily represents increases in short-term borrowings for working capital needs and acquisition financing offset by distributions paid to all common and special unitholders for the period October 1, 1998 through March 31, 1999.

  Working Capital and Credit Resources

     In 1995, Enron Corp. entered into a credit facility with us to provide credit support in the form of guarantees, letters of credit, loans and letters of indemnity. The total amount of the credit support was $600.0 million, and as amended December 19, 1996, had a maturity of March 31, 1999.

     On December 1, 1998, Enron increased its existing credit facility with us to provide additional credit support in the form of guarantees, letters of credit and working capital loans through December 31, 2001. The total amount of the new credit facility is $1.0 billion and contains sublimits on the availability of credit support of $100.0 million for working capital loans and $900.0 million for guarantees and letters of credit. As of June 30, 1999, $50.2 million was outstanding under the $100.0 million working capital facility and $379.4 million of letters of credit and guarantees were outstanding. Letter of credit fees are based on actual charges by the banks which range from 0.20%-0.375% per annum. Interest on outstanding loans is charged at LIBOR plus 2.50% per annum.

     The Enron credit facility is subject to defined borrowing base limitations relating to our activities and to the maintenance and protection of the collateral. The credit facility permits distributions to unitholders subject to certain limitations based on our earnings and other factors. These covenants and restrictions are not expected to materially affect our ability to operate the ongoing partnership business.

     At June 30, 1999, we had $175.0 million of debt outstanding under a term loan with Enron, which was used to fund a portion of the cash consideration paid to Koch for the assets purchased in 1998 and to refinance indebtedness incurred in prior acquisitions. The term loan matures on December 31, 1999. The interest rate on the term loan is LIBOR plus 3.00%.

     The Enron credit facility and the term loan are secured by a first priority lien on and security interest in all of our receivables and inventory. The borrowing base is the sum of cash and cash equivalents, specified percentages of eligible receivables, inventory, and products contracted for or delivered but not billed. The credit facility and the term loan are non-recourse to our general partner and its assets. We are restricted from entering into additional financing arrangements without the prior approval of Enron.

     In addition, at June 30, 1999, we had $42.0 million of debt outstanding with Enron under a $100.0 million bridge loan to finance the acquisition of assets from Koch. The interest rate on the bridge loan is initially LIBOR plus 4.00%. At the end of each three-month period, the spread on the bridge loan will increase by 0.25%. The bridge loan is unsecured and matures on December 31, 1999.

     Our partnership agreement authorizes us to issue additional limited partner interests, the proceeds from which could be used to provide additional funds for acquisitions or other partnership needs. Concurrently with this offering, we are offering 3,500,000 of our common units to the public. The proceeds from both offerings will be used to repay the term loan, the bridge loan, the working capital facility with Enron and for fees and expenses and general partnership purposes. If we are not able to complete the offerings, we will seek other sources of financing to repay or refinance the bridge loan and the term loan prior to maturity.

     We believe that the Enron credit facility will be sufficient to support our crude oil purchasing activities and working capital requirements. No assurance, however, can be given that we will not be required to reduce or restrict our gathering and marketing activities because of limitations on our ability to obtain credit support and financing for our working capital needs.

     Our ability to obtain letters of credit to support our purchases of crude oil or other petroleum products is fundamental to our gathering and marketing activities. Additionally, we have a significant need for working capital due to the large dollar volume of marketing transactions in which we engage. Any significant decrease in our financial strength, regardless of the reason for such decrease, may increase the number of transactions requiring letters of credit or other financial support, make it more difficult for us to obtain such letters of credit, and/or increase the cost of obtaining them. This could in turn adversely affect our ability to maintain or increase the level of our purchasing and marketing activities or otherwise adversely affect our profitability and available cash.

     Generally, we will distribute 100% of our available cash within 45 days after the end of each quarter to unitholders of record and to our general partner. Available cash is defined in our partnership agreement and consists generally of all our cash receipts for the quarter adjusted for our cash disbursements (such as payments of principal, premium and interest and capital expenditures) and net changes to reserves. Our general partner may establish reserves that it determines in its reasonable discretion are necessary or appropriate to provide for the proper conduct of our business, to provide funds for distributions with respect to units for any one or more of the next four calendar quarters or because distribution of the funds would be prohibited by applicable law or by any of our loan or other agreements or obligations. Distributions of available cash to the subordinated unitholders are subject to the prior rights of the common unitholders to receive the minimum quarterly distribution for each quarter during the subordination period, and to receive any arrearages in the distribution of the minimum quarterly distribution on the common units for prior quarters during the subordination period.

     The minimum quarterly distribution is $0.475 per unit ($35.8 million per year after giving effect to the concurrent common units offering). Enron has committed to provide total cash distribution support in exchange for additional partnership interests in an amount necessary to pay minimum quarterly distributions, with respect to quarters ending on or before December 31, 2001, in an amount up to an aggregate of $29 million ($26.5 million of which remains available). We paid distributions for the second quarter of 1999 to our common unitholders and our general partner on August 13, 1999 without any distribution support from Enron.

     In the normal course of business, we utilize crude oil repurchase agreements with a financial institution for short-term liquidity needs. The terms of these agreements are negotiated on an individual basis pursuant to a master agreement. The crude oil repurchase agreements allow us to finance the storage of crude oil. We sell crude oil to the financial institution on a spot basis and agree to repurchase the crude oil at the same price plus a premium which, in the past, has been approximately LIBOR plus 0.75%. We store the crude oil we sell as an agent for the financial institution. Each repurchase agreement is settled at the end of 30 days, and can be renewed monthly; however, either party may terminate the repurchase agreement. While the repurchase agreements have default, cross-default, and acceleration provisions, there are no maintenance or financial covenants associated with the agreements. At December 31, 1998, we had outstanding forward commodity repurchase agreements of approximately $83.0 million. Pursuant to the agreements, which had terms of thirty days, we repurchased the crude oil inventory on January 20, 1999 for approximately $83.4 million. At June 30, 1999, we had outstanding forward commodity repurchase agreements of approximately $90.0 million. Pursuant to the agreements, which had terms of 30 days, we repurchased the crude oil inventory on July 20, 1999 for approximately $90.4 million.

OTHER INFORMATION

     Our 1998 Annual Report on Form 10-K and the Quarterly Report on Form 10-Q for the six months ended June 30, 1999 include additional information in Management's Discussion and Analysis of Financial Condition and Results of Operations concerning Year 2000 and certain recent accounting pronouncements.

                                    BUSINESS

     We are one of the largest independent crude oil gathering and marketing companies in North America. We gather and market from over 40,000 oil wells in 18 states and Canada, averaging 431,300 barrels per day during the second quarter of 1999. In addition, we are engaged in interstate and intrastate crude oil transportation, crude oil terminalling and storage activities, and crude oil blending. Most of the crude oil we purchase directly from the oil well ("lease crude oil") is delivered to refiners and other customers nationwide. We transport crude oil through pipelines, including approximately 8,300 miles of our pipeline and gathering systems, and our trucking operations, a fleet of 386 owned or leased trucks. For the three months ended June 30, 1999, our gross margin was $55.7 million and adjusted EBITDA (as defined in note 5 on page S-8) was $19.1 million.

     We engage in the following business activities:

     - GATHERING AND MARKETING. We gather, store and transport crude oil in the United States and Canada. This involves purchasing and gathering crude oil from producers and other sellers for subsequent sale to refiners and other customers. We gather crude oil from over 6,000 producers and operators, of which approximately 85% of the volumes are from independent producers and the remaining 15% are from major integrated oil companies. We also provide certain accounting and administrative services to some producers and operators. We believe that our ability to offer reliable and reasonably priced services to producers and operators is a key factor in maintaining lease volumes and in obtaining new lease volumes. Most of these operations are included in our North American Crude Oil -- East of Rockies business segment.

     - PIPELINE OPERATIONS. Through our common carrier pipeline systems, we transport crude oil for our gathering and marketing operations and for third parties pursuant to published tariff rates regulated by the Federal Energy Regulatory Commission and state regulatory authorities. We transported 538,900 barrels per day in the second quarter of 1999, a significant portion of which was transported for our own gathering and marketing operations. We conduct these operations in our Pipeline Operations business segment. Approximately 76% of the revenues of the Pipeline Operations business segment for the three months ended June 30, 1999, were generated from tariffs charged to our North American Crude
       Oil -- East of Rockies business segment.

     - CRUDE OIL BLENDING AND NATURAL GAS LIQUIDS PROCESSING. We blend West Coast sour crude with sweet crude oil and natural gas liquids to upgrade heavy sour crude oil into a medium gravity Alaskan North Slope type of crude oil, which we sell to Los Angeles Basin refineries. In addition, we have a gas processing plant, a fractionation plant, and refrigerated propane storage and related distribution facilities, which provide natural gas liquids to our crude oil blending operation. We conduct these operations in our West Coast Operations business segment.

     We operate gathering systems in all major production areas in the lower 48 states. The 18 states in which we gather have represented, on average, approximately 97% of the production in the lower 48 states from 1985 to 1997, according to the most recent data available from the American Petroleum Institute. These states have had a historical average annual oil production decline rate of 2.6% over the same period; however, this may not necessarily represent the decline rates in the particular fields from which we gather crude oil.

BUSINESS STRATEGY

     Our business objective is to maintain and enhance our position as a leading independent purchaser, gatherer, transporter and marketer of crude oil in North America, increase our cash flow and earnings and improve our results of operations by pursuing the following strategies:

     - OPTIMIZE OUR PROFITABILITY AND INCREASE THE UTILIZATION OF OUR EXISTING ASSETS. We have reorganized our operations into eight discrete regional business centers that will be responsible for operating our gathering and marketing and pipeline operations as an integrated business. These business centers will be accountable as separate profit centers and employees will receive incentives based on performance and profitability. The business centers are responsible for implementing the following initiatives:

      -- In Gathering: (i) review existing lease contracts to eliminate those that are uneconomic; (ii) increase volumes on our common carrier pipelines by, among other things, marketing excess capacity to third parties; and (iii) expand customer services to producers and operators, such as division order, storage and transportation services.

      -- In Marketing: (i) improve our marketing systems, as well as implement what we believe to be the first real-time inventory information system for our industry; (ii) utilize market intelligence from our expanded asset base to improve operating margins among transportation, storage and delivery alternatives; and (iii) expand customer services to refiners, such as assisting refineries in locating competitively priced crude oil.

     - REDUCE OPERATING COSTS. We have identified several operating areas where cost savings can be achieved and are implementing the following initiatives: (i) increase the efficiency of our trucking fleet through the use of central dispatch and geographical routing systems that use satellite-based global positioning technologies; (ii) reduce the cost of our division order services by increasing the scale of operations and improving our database system; and (iii) consolidate our existing information systems into an integrated management, marketing and inventory information system.

     - GROW THROUGH ACQUISITIONS. As one of the largest independent gathering and marketing companies in the lower 48 states, we believe we are well positioned to be a leading consolidator among gathering and marketing companies. We continually seek acquisition opportunities and regularly examine acquisition targets. We believe that conditions in the crude oil industry, primarily mergers among major integrated oil companies and independent producers, will provide significant opportunities to acquire additional assets at attractive values. We will continue to focus on adding pipeline assets to improve our margins and the stability of our cash flow.

COMPETITIVE STRENGTHS

     We believe that the following competitive strengths will allow us to successfully execute our business strategy:

     - LARGE AND DIVERSE ASSET BASE. Our extensive asset base allows us to select among several transportation, storage and delivery alternatives for the crude oil that we gather and market. Depending on market conditions, we may ship by pipeline, truck or barge, use our own storage facilities or select alternate delivery destinations. We believe that our asset base gives us significant flexibility in our efforts to maximize destination prices and minimize transportation costs.

     - PRESENCE IN ALL MAJOR SUPPLY AND TRADING AREAS IN THE LOWER 48
       STATES. Because of our physical presence in all major markets, we have substantial information on market conditions and are strategically positioned to react to changes in supply and demand that may occur in a particular region. In addition, we are less vulnerable to supply shortages in any one producing area or operating difficulties with any one producer.

     - ESTABLISHED TRACK RECORD OF ACQUIRING AND INTEGRATING ASSETS. Since 1995, we have made five asset acquisitions. As a result, our pipeline miles have increased from approximately 1,700 miles in 1995 to 8,300 miles in 1999, and average lease barrels gathered per day have increased from 251,800 in 1995 to 431,300 in the second quarter of 1999. Primarily as a result of recent acquisitions, gross margin increased to $55.7 million from $29.2 million, and EBITDA increased to $17.1 million from $5.7 million, for the three months ended June 30, 1999 compared to the same period in 1998.

     - ENRON RELATIONSHIP. In addition to its 2% general partnership interest, Enron owns 3,276,811 common units and indirectly owns 7,000,000 subordinated units, which represent a limited partnership interest of approximately 37% after giving effect to the concurrent common units offering. Enron also provides us with credit support through a $1.0 billion credit facility. We also have the ability to consult with Enron on a variety of operational matters, such as transportation and internal controls, and to receive from Enron administrative support in areas such as legal and insurance. If our general partner is no longer a member of the Enron group, there will be a Change of Control for the purposes of the note covenants unless there is no decline in the ratings of the notes during the following six months.

     - MANAGEMENT. Our senior management team has an average of more than 13 years of experience in the industry and an average of over nine years with EOTT or its predecessors and affiliates. Our regional business managers have an average of 22 years of industry experience.

BUSINESS SEGMENTS

  NORTH AMERICAN CRUDE OIL -- EAST OF ROCKIES

     General

     Our crude oil gathering and marketing operations consist of purchasing and gathering crude oil from producers and operators for subsequent sale to refiners and other customers. Our gathering activities are conducted in 18 states which represent approximately 97% of the crude oil production in the lower 48 states. Gathering and marketing of crude oil consists of:

     - purchasing lease crude oil from producers and operators at the oil well and in bulk from aggregators at major pipeline interconnects and marketing locations,

     - transporting crude oil on our own proprietary or common carrier pipelines, through our fleet of trucks or on assets owned and operated by third parties,

     - buying and selling crude oil or exchanging it for either another grade of crude oil or for crude oil at a different geographic location in order to increase margins or meet contract delivery requirements, and

     - marketing crude oil to refiners, large integrated oil companies and other customers.

As a gatherer and marketer, we seek to earn profits primarily by buying crude oil at competitive prices, efficiently transporting and handling the purchased crude oil and marketing the crude oil to refinery customers or other trade partners. We purchase and sell crude oil primarily under contracts with 30-day renewable terms, with some contracts having terms from two months to one year. In addition, we have a 15 year supply contract at market-based prices with Koch Oil Company for less than 25% of our lease volumes.

     Crude Oil Gathering

     In a typical producer's operation, crude oil flows from the oil well to a separator where the petroleum gases are removed. After separation, the crude oil is treated to remove water, sand and other contaminants and is then moved into the producer's on-site storage tanks. When the tank is full, the producer contacts our field personnel to purchase and transport the crude oil to market. We utilize our pipelines and trucks to transport most of the crude oil we purchase to market.

     We engage in several types of purchases, sales and exchanges of crude oil. Most transactions we enter into are at market responsive prices for a term or duration of 90 days or less, with a large number of transactions on a 30-day renewable basis. These purchases are automatically renewable on a month-to-month basis until terminated by either party. The purchases are typically based on our posted prices, or the price at which we are willing to pay producers in a particular region, plus a bonus. The bonus is determined based on grade of oil, transportation costs and competitive factors. Both the posted price and the bonus change in response to market conditions. Posted prices can change daily, and bonuses, in general, can change every 30 days as contracts renew. Conducting business under these short-term contracts with multiple producers helps us reduce the overall basis risk and variability in our crude oil gathering and marketing business. See "Business -- Risk Management."

     The ten producer customers from which we gathered the most crude oil during April of 1999 were: UPR Energy, Swift Energy, Continental Resources, Burlington Resources, Unocal, Ocean Energy, Citation Crude, Sonat Exploration, Titan Resources, and Pioneer Natural Resources.

     The North American Crude Oil -- East of Rockies operation has recently been reorganized into eight operating regions. Of the 431,300 barrels per day of lease crude oil we purchased in the second quarter of 1999, approximately 412,200 barrels per day or 96% was gathered in the North American Crude Oil -- East of Rockies business segment. The remainder of the lease crude oil was gathered in the West Coast region.

     Crude Oil Marketing

     The marketing of crude oil is complex and requires detailed knowledge of the crude oil market and a familiarity with a number of factors including: types of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities and timing and costs (including storage) involved in delivering crude oil to the appropriate customer. We market crude oil through our extensive gathering and marketing asset base which allows us to select among several transportation, storage and delivery alternatives.

     Generally, as we purchase lease crude oil, we enter into corresponding sale transactions involving physical deliveries of crude oil to third party users, such as independent refineries, or corresponding sales of futures contracts on the NYMEX. This process enables us to hedge against price fluctuations until we make physical delivery of the crude oil. After purchase of a lease barrel, we may re-market that barrel both in the futures and physical markets in order to maximize the value of our lease crude oil volumes. Throughout the process, we seek to maintain a substantially balanced position at all times with respect to lease volumes; however, we have certain basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods, or transportation costs will change) which cannot be completely hedged. It is our policy not to hold any inventory for the purpose of speculating on price changes.

     The ten refinery customers to which we marketed the most crude oil during April of 1999 were: Koch Petroleum, Conoco, Coastal States, Crown Central, Williams, Ultramar Diamond Shamrock, Pennzoil-Quaker State, Mobil, Marathon Ashland, and CITGO Petroleum.

     Market conditions have a direct effect on our marketing strategy. During periods when the demand for crude oil is weak, the market for crude oil is often in contango, meaning that the price of crude oil in a given month is less than the price of crude oil in a subsequent month. In a contango market, storing crude oil is favorable, because storage owners at major trading locations can simultaneously purchase production at low current prices for storage and sell at higher prices for future delivery. When there is a higher demand than supply of crude oil in the near term, the market is backwardated, meaning that the price of crude oil in a given month exceeds the price of crude oil in a subsequent month. A backwardated market has a positive impact on marketing margins because crude oil gatherers can capture a premium for prompt deliveries.

     Producer Services

     Purchasing crude oil from producers and operators is done on the basis of competitive pricing and reliable and responsive customer service. We believe our ability to offer enhanced customer services to producers and operators is an important factor in maintaining lease purchase volumes and in obtaining new volumes. Services we offer include gathering capabilities, timely pickup of crude oil from producers' tanks at the lease or production point, accurate measurement of crude oil volumes delivered, avoidance of spills and certain accounting and administrative services. Accounting and administrative services include processing division orders (dividing payments among the several holders of interests in a lease), providing statements of the crude oil purchased each month, disbursing production proceeds to interest owners and calculation and payment of severance and production taxes on behalf of interest owners. In order to compete effectively, we must correctly handle title and division order issues and payment and regulatory reporting of all severance and production taxes. We must do this in a professional and timely manner, thereby ensuring the prompt and correct processing or payment of crude oil production proceeds and taxes.

     These producer services will continue to be a key component in our strategy as the smaller producers find it difficult to maintain these services internally. Typically, lease crude oil purchased in conjunction with producer services provide us with higher margins since we are able to charge the producer a premium for these services.

  PIPELINE OPERATIONS

     Our pipeline operations provide the vital link between our crude oil purchasing activities and our marketing activities. We own and operate approximately 8,300 miles of crude oil gathering and transmission pipelines covering thirteen states, including approximately 7,400 miles of regulated intrastate and interstate common carrier pipeline systems. There are approximately 15.1 million barrels of storage capacity associated with field tanks. By state, our pipeline assets are as follows:

EOTT COMMON CARRIER PIPELINE MILES BY STATE         EOTT PROPRIETARY PIPELINE MILES BY STATE
--------------------------------------------        -----------------------------------------
                                     MILES                                             MILES
                                    --------                                           ------
Alabama.........................        56          Alabama........................       38
Arkansas........................        --          Arkansas.......................        2
California......................        16          California.....................      159
Colorado........................       332          Colorado.......................       --
Kansas..........................       795          Kansas.........................       --
Louisiana.......................       412          Louisiana......................      131
Mississippi.....................       293          Mississippi....................      267
Montana.........................       118          Montana........................       --
Nebraska........................        56          Nebraska.......................       --
New Mexico......................     1,174          New Mexico.....................      158
North Dakota....................       489          North Dakota...................       --
Oklahoma........................     1,389          Oklahoma.......................       33
Texas...........................     2,256          Texas...........................       82
                                    --------                                           -----
          Total.................     7,386          Total...........................      870
                                    ========                                           =====

     Through these pipeline systems, we transport crude oil for our North American Crude Oil -- East of Rockies and West Coast business segments and third party customers pursuant to published tariff rates regulated by the Federal Energy Regulatory Commission and state regulatory authorities. Accordingly, we offer transportation services to any shipper of crude oil, provided that the crude oil meets the conditions and specifications contained in the applicable pipeline tariff. In the second quarter of 1999, our pipeline operations transported approximately 538,900 barrels per day through our regulated pipeline systems. Pipeline revenues are primarily a function of the level of crude oil transported through the pipeline, known as throughput, and the applicable pipeline tariffs. Approximately 76% of the revenues from the Pipeline Operations business segment for the three months ended June 30, 1999, were generated from tariffs charged to the North American Crude Oil -- East of Rockies business segment. The operating income from our Pipeline Operations business segment is generated by the difference between the published tariff and the fixed and variable costs of operating the pipelines.

     We believe that pipelines provide the lowest-cost method of transportation, and accordingly, we have focused on increasing the percentage of barrels transported on pipelines through acquisitions of pipeline assets. Our extensive pipeline network allows us to be the low-cost operator in many of the regions in which we operate. In addition, we have the opportunity to add incremental cash flow at marginal additional cost given that our pipeline system operates at approximately two-thirds of capacity.

     WEST COAST OPERATIONS

     We conduct a number of business activities in the petroleum market on the West Coast, including the following: (i) crude oil blending; (ii) lease crude oil gathering and marketing; (iii) natural gas liquids marketing; and (iv) refined petroleum products marketing. These business activities are operated as an integrated business, with our lease crude oil and gas fractionation operations being the primary components in our crude oil blending operations.

     We acquired assets from Koch that improved the transportation economics of our blending and marketing activities and greatly expanded our existing natural gas liquids marketing business on the West Coast. These assets primarily included a gas processing plant with 20 million cubic feet per day of gas processing capacity, a fractionation plant with 8,000 barrels per day of fractionation capacity and five million gallons of refrigerated propane storage along with related distribution facilities.

     The primary function of lease crude oil gathering on the West Coast is to support the crude blending operation. We purchase crude oil from a number of producers on the West Coast, ranging from small independents to major oil companies. Our West Coast lease crude oil volumes are transported by a variety of pipeline gathering systems as well as by truck, either owned by us or through third parties.

     Our acquisition of the fractionation plant from Koch has given us the ability to produce natural gasoline, which is a valuable component of our crude blending operation. The fractionator and the associated five million gallon refrigerated storage facility has also turned us into a major participant in the wholesale marketing of propane on the West Coast.

     The bulk of our profitability in the West Coast market is derived from crude oil blending. Our margins for the West Coast crude oil business are primarily tied to our ability to upgrade heavy sour crude into a medium gravity, Alaskan North Slope type of crude oil, called Line 63. To accomplish this, we gather crude oil by truck and pipeline and deliver it to proprietary blend stations strategically placed along our gathering system.

     In addition, the West Coast Operations include a refined petroleum products marketing business. This business specializes mostly in marketing distillate and gasoline at terminals located between Seattle and San Diego.

RISK MANAGEMENT

     We attempt to minimize our exposure to commodity prices. Generally, as we purchase lease crude oil at prevailing market prices, we enter into corresponding sale transactions involving physical deliveries of crude oil to third party users, such as refiners or other trade partners, or a sale of futures contracts on the NYMEX. This process gives us the opportunity to profit on the transaction at the time of purchase and to effect a substantially balanced position, thereby minimizing or reducing our exposure to price fluctuations that may occur after the initial purchase.

     Sophisticated price risk management strategies, including those involving price hedges using NYMEX futures contracts, are very important in maintaining or increasing our gross margins. Such hedging techniques require significant resources dedicated to the management of futures positions and physical inventories. Another important element of our hedging techniques is the accurate estimation of lease crude oil volumes that will actually be purchased when we pick them up from the producers. We effect transactions both in the futures and physical markets in order to deliver the crude oil to its highest value location or otherwise to maximize the value of the crude oil we control. Throughout the process, we seek to maintain a substantially balanced position at all times. It is our policy not to acquire and hold crude oil, other petroleum products, futures contracts or other derivative products for the purpose of speculating on price changes. Nevertheless, we do have certain basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods will change) that cannot be completely hedged, and from time to time we enter into transactions providing for purchases and sales in future periods in which the volumes of crude oil are balanced but where either the purchase or sale prices are not fixed at the time the transactions are entered into. In such cases we are subject to the risk that prices may change or that price changes will not occur as anticipated. Our ability to maintain or increase our gross margins and to protect our company from adverse price changes is dependent on the success of our marketing and price risk management strategies. We can make no assurance that our marketing and price risk management strategies will be successful in protecting us from risks or in maintaining our gross margins at desirable levels.

CREDIT POLICIES

     Credit review and analysis are also integral to our lease purchases. Payment for all or substantially all of the monthly lease production gathered is sometimes made to the operator of the lease. The operator, in turn, is responsible for the correct payment and distribution of such production proceeds to the proper parties. In these situations, we determine whether the operator has sufficient financial resources to make such payments and distributions and to indemnify and defend us in the event any third party should bring a protest, action or complaint in connection with the ultimate distribution of production proceeds by the operator.

     When we market crude oil, we determine the amount, if any, of the line of credit to be extended to any given customer. We use a proprietary credit rating system that analyzes credit suitability and determines the amount of credit extended. Since typical sales transactions can involve tens of thousands of barrels of crude oil, the risk of non-payment and non-performance by customers is a major consideration in our business. As such, we reserve for bad debts; however, our loss experience has totaled less than $1.0 million per fiscal year. We believe our sales are made to creditworthy entities or entities with adequate credit support, of which approximately two-thirds have investment grade credit ratings.

COMPETITION

     Competitive factors in the crude oil gathering and marketing business include price, quality of service, transportation facilities, financial strength and knowledge of products and markets. There are a number of major structural and economic changes impacting all of our market segments that are driving new customer needs, changing competitor dynamics and, consequently, creating new challenges and opportunities for responsive market participants. The decline in domestic crude oil production has made competition among gatherers and marketers even more intense.

     We compete with major oil companies, large independent crude gatherers and a large number of small independent gatherers. Our principal competitors in the purchase of leasehold crude oil production are Scurlock Permian Oil Corporation (now owned by Plains All American), Equiva (formerly Texaco Trading & Transportation Co., Inc.), Amoco Oil Company, Genesis Energy, L.P., Sun Refining & Marketing and TEPPCO Partners, L.P.

EMPLOYEES

     Our general partner employs approximately 1,400 people. None of these employees are represented by labor unions, and our general partner believes that the relationships with these employees are good.

                                   MANAGEMENT

     As is common with publicly traded limited partnerships, we do not employ any of the persons responsible for managing or operating our business, but instead we reimburse our general partner for their services. Set forth below is certain information concerning the directors and executive officers of the general partner. All directors of the general partner are elected annually by and may be removed by Enron Liquids Holding Corp., a wholly owned subsidiary of Enron Corp., as the sole shareholder of the general partner. All executive officers serve at the discretion of the board of directors of the general partner.

                                             YEARS EMPLOYED
                                              BY ENRON OR
NAME                                  AGE   ITS SUBSIDIARIES                 POSITION
----                                  ---   ----------------                 --------
Edward O. Gaylord...................  67                       Director and Chairman of the Board
Michael D. Burke....................                           Director, Chief Executive Officer
                                      54            1          and
                                                               President
Dana R. Gibbs.......................  40            7          Executive Vice President
Mary Ellen Coombe...................  48           18          Vice President, Human Resources and
                                                               Administration
Stephen W. Duffy....................  46           11          Vice President and General Counsel
Douglas P. Huth.....................  52            7          Vice President, Operations
Lori L. Maddox......................  34            2          Controller
Susan C. Ralph......................  49            8          Treasurer
John H. Duncan......................  70                       Director
Dee S. Osborne......................  68                       Director
Daniel P. Whitty....................  67                       Director
Kenneth L. Lay......................  56           20          Director
Stanley C. Horton...................  48           25          Director

     Edward O. Gaylord has served as a member of the board of directors since January 1993. Mr. Gaylord was elected Chairman of the Board of EOTT Energy Corp. in February 1993. He was elected in December 1995 as a member of the Audit Committee. Prior to joining EOTT Energy Corp., Mr. Gaylord owned and managed Gaylord & Company, a private venture capital firm, and he has owned interests in and managed various trucking, storage and manufacturing entities in his career of more than 30 years. Mr. Gaylord serves on the board of directors of Imperial Holly Corporation, Seneca Foods Corporation, Federal Reserve Bank of
Dallas -- Houston Branch, and the general partner of Kinder Morgan Energy Partners, L.P.

     Michael D. Burke joined EOTT Energy Corp. as President and Chief Executive Officer in May 1998. He was also elected to the board of directors in May 1998. Prior to joining EOTT Energy Corp., Mr. Burke was a management consultant and served as President and CEO of M.D. Burke & Co. Mr. Burke was previously associated with Tesoro Petroleum Corporation as President and CEO from 1992 to 1995, and he was President and CEO of TEPPCO Partners L.P. from 1990 to 1992.

     Dana R. Gibbs joined EOTT Energy Corp. as Executive Vice
President -- Commercial in April 1999. Prior to joining EOTT Energy Corp., Mr. Gibbs was Vice President -- Global Trading with Enron Capital & Trade Resources responsible for worldwide crude oil, petroleum products, petrochemicals, natural gas liquids, and plastics trading. Mr. Gibbs joined Enron Capital & Trade Resources in 1992 and held several executive positions in the trading controls, structuring, and controller departments. From 1990 to 1992, Mr. Gibbs was the Vice President -- Finance of MG Natural Gas Corp. and from 1982 to 1990 was with Arthur Andersen & Co.

     Mary Ellen Coombe has served as Vice President, Human Resources and Administration since December 1992. She served as Senior Vice President, Human Resources and Administration for Enron Liquid Fuels (including EOTT Energy Corp.) from January 1992 until December 1992.

     Stephen W. Duffy has served as Vice President and General Counsel since December 1992. He served as Assistant General Counsel for EOTT Energy Corp. from December 1990 to December 1992 and as Senior Counsel from October 1988 to December 1990.

     Douglas P. Huth has served as Vice President, Operations of EOTT Energy Corp. since December 1992. Mr. Huth serves as Vice Chairman on the board of directors of the National Private Truck Council. From July 1992 to December 1992, Mr. Huth served as Senior Vice President and General Manager of Enron Gas Processing Company's Western/Bushton Business Development and Operations Region.

     Lori L. Maddox has served as Controller since October 1996. Prior to joining EOTT Energy Corp., Ms. Maddox was associated with Arthur Andersen LLP where she became a Senior Manager and served in the Energy Group from 1982 to September 1996.

     Susan C. Ralph joined EOTT Energy Corp. in 1991 and has served as Treasurer since 1996. Prior to joining EOTT Energy Corp., Ms. Ralph served as Vice President of Finance for TW Oil Houston, Inc. and Vice President and Director of Gorges Foodservices, Inc. Prior to 1979, Ms. Ralph held various positions in the commercial banking industry.

     John H. Duncan was elected to the EOTT Energy Corp. board of directors in January 1993 and appointed to the Compensation Committee in February 1993. Since 1990, Mr. Duncan's principal occupation has been investments. Mr. Duncan is also a director of Enron Corp. and Chase of Texas, N. A.

     Dee S. Osborne was elected to the EOTT Energy Corp. board of directors and appointed to the Audit Committee and Compensation Committee in February 1993. Mr. Osborne serves as President of Crest Investment Company, Chairman of Digital and Wireless Communications, L.L.C. and Vice Chairman of Jacintoport Terminal Company. He is a director of Ocean Energy, Inc. and Trustee of Scott & White Memorial Hospital.

     Daniel P. Whitty was elected to the EOTT Energy Corp. board of directors in January 1993 and appointed to the Audit Committee and the Compensation Committee in February 1993. Mr. Whitty is an independent financial consultant and serves as the Chairman of the Audit Committee of Northern Border Partners, L.P. and as a director of Enron Equity Corp. He has also served as a director of Methodist Retirement Communities, Inc. and a Trustee of the Methodist Retirement Trust. Until his retirement in 1988, Mr. Whitty served 35 years with Arthur Andersen LLP and was elected to its worldwide partnership in 1962.

     Kenneth L. Lay was elected to the EOTT Energy Corp. board of directors in January 1993 and for over five years has served as Chairman of the Board and Chief Executive Officer of Enron Corp. Mr. Lay is also a director of Enron Corp., Trust Company of the West, Eli Lilly and Company, and Compaq Computer Corporation.

     Stanley C. Horton was elected to the EOTT Energy Corp. Board of Directors in May 1998. Mr. Horton is the Chairman and Chief Executive Officer of Enron Gas Pipeline Group and has held that position since January 1997. From February 1996 to January 1997, he was Co-Chairman and Chief Operating Officer of Enron Operations Corp. From June 1993 to February 1996, he was President and Chief Operating Officer of Enron Pipeline and Liquids Group. Mr. Horton was appointed to the Partnership Policy Committee of Northern Border Partners, L.P. in December 1998. Mr. Horton serves on the Board of Directors of the Interstate Natural Gas Association. He also serves as Second Vice Chairman and Treasurer of Gas Industry Standards Board and as Vice Chairman of Gas Research Institute.

                             PRINCIPAL UNITHOLDERS

     Our general partner knows of no person who beneficially owns in excess of five percent of our common units except as set forth in the table below.

                                                                      AMOUNT AND NATURE
NAME AND ADDRESS                                                   OF BENEFICIAL OWNERSHIP   PERCENT         PRO FORMA
OF BENEFICIAL OWNER                        TITLE OF CLASS            AS OF JUNE 30, 1999     OF CLASS   PERCENT OF CLASS(1)
-------------------                        --------------          -----------------------   --------   -------------------
Enron Corp........................  Common Units                          3,276,811           21.88%           17.74%
1400 Smith Street                   Subordinated Units(2)                 7,000,000           77.78            77.78
Houston, Texas 77002                General Partner Interest(3)                   1           100.0            100.0
Koch Pipeline Company.............  Common Units                          1,700,000           11.35             9.20
4111 East 37th Street N.            Subordinated Units                    2,000,000           22.22            22.22
Wichita, Kansas 67220

---------------

(1) Pro forma percent of class represents the percent of class as of June 30, 1999 adjusted to give effect to the proposed sale of 3,500,000 common units (assuming the over-allotment option is not exercised).

(2) Held by our general partner, an indirect subsidiary of Enron Corp.

(3) The reporting of the general partner interest is not a concession that the interest represents a security.

                              DESCRIPTION OF NOTES

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "issuers" refers only to EOTT and EOTT Finance and not to any of their subsidiaries and any reference to "EOTT" or "EOTT Finance" does not include any of their respective subsidiaries.

     The issuers will issue the notes under an indenture dated as of
            , 1999 among the issuers, The Bank of New York, as trustee, and the Subsidiary Guarantors. In this description, the word "indenture" refers to the indenture as supplemented by the first supplemental indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

     The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. Copies of the indenture are available upon request from EOTT.

BRIEF DESCRIPTION OF THE NOTES AND THE GUARANTEES

  The Notes

     The notes are general unsecured obligations of the issuers and are unconditionally guaranteed by the Subsidiary Guarantors.

  The Guarantees

     As of the date of the indenture, these notes will be guaranteed by all the subsidiaries of EOTT (other than EOTT Finance, the co-issuer of the notes):

     -- EOTT Energy Operating Limited Partnership

     -- EOTT Energy Pipeline Limited Partnership

     -- EOTT Energy Canada Limited Partnership

     Each Guarantee by a Subsidiary Guarantor of the notes is a general unsecured obligation and is equal in right of payment to all existing and future Senior Debt of that Subsidiary Guarantor.

     As of the date of the indenture, all of our Subsidiaries (other than EOTT Finance) will be "Restricted Subsidiaries." Also, under the circumstances described below under the subheading "-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Unrestricted Subsidiaries will not be required to guarantee the notes. The rights of EOTT to receive assets from any Subsidiary that is not a Subsidiary Guarantor that are attributable to EOTT's Equity Interests therein (and thus the ability of the holders of the notes to benefit indirectly from such assets) are subject to the claims of all existing and future third party indebtedness and liabilities (including trade debt) of such Subsidiary.

PRINCIPAL, MATURITY AND INTEREST

     The issuers will issue notes initially with a maximum aggregate principal amount of $235 million. The issuers will issue notes in denominations of $1,000
and integral multiples of $1,000. The notes will mature on             , 2009.
Subject to our compliance with the covenant described under the subheading
"-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Equity", we are permitted to issue additional notes (the "Additional Notes") under the indenture for a total (including this issue of notes) of up to $500 million in principal amount under the indenture. Any such Additional Notes that are actually issued will be treated as issued and outstanding notes (and as the same class as the initial notes) for all purposes of the indenture and this "Description of Notes" unless the context indicates otherwise.

     Interest on the notes will accrue at the rate of   % per annum and will be
payable semi-annually in arrears on             and             , commencing on
            , 2000. The issuers will make each interest payment to the holders of record of the notes on the immediately preceding
and             .

     Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

     If a holder has given wire transfer instructions to the issuers, the issuers will make all payments of principal of, premium, if any, and interest on the notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The trustee will initially act as Paying Agent and Registrar. The issuers may change the Paying Agent or Registrar without prior notice to the holders of the notes, and the issuers or any of their Subsidiaries may act as Paying Agent or Registrar.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange notes in accordance with the indenture. The Registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the issuers may require a holder to pay any taxes and fees required by law or permitted by the indenture. The issuers are not required to transfer or exchange any note selected for redemption or repurchase (except in the case of a note to be redeemed or repurchased in part, the portion not to be redeemed or repurchased). Also, the issuers are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed or between a record date and the next succeeding interest payment date.

     The registered holder of a note will be treated as the owner of it for all purposes.

THE GUARANTEES

     The Subsidiary Guarantors will jointly and severally guarantee the issuers' obligations under the notes. The obligations of each Subsidiary Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk
Factors -- A court may use fraudulent conveyance considerations to avoid or subordinate the subsidiary guarantees." beginning on page S-12.

     A Subsidiary Guarantor may not consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person unless:

          (1) immediately after giving effect to that transaction, no Default exists; and

          (2) the Person (if not otherwise a Subsidiary Guarantor) formed by or surviving any such consolidation or merger assumes all the obligations of that Subsidiary Guarantor pursuant to a supplemental indenture satisfactory to the trustee, except as provided in the next paragraph.

Any Subsidiary Guarantor, however, may be merged or consolidated with or into any one or more Wholly Owned Restricted Subsidiaries or EOTT.

     The Guarantee of a Subsidiary Guarantor will be released:

          (1) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger, consolidation or otherwise), if EOTT applies the Net Proceeds of that sale or other disposition in accordance with the provisions of the indenture applicable to Asset Sales; or

          (2) in connection with any sale or other disposition of all of the Equity Interests of that Subsidiary Guarantor, if EOTT applies the Net Proceeds of that sale in accordance with the provisions of the indenture applicable to Asset Sales; or

          (3) if EOTT designates that Subsidiary as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

     See "-- Repurchase at the Option of Holders -- Asset Sales" beginning on page S-46.

OPTIONAL REDEMPTION

     Prior to             , 2003, the issuers may on any one or more occasion
redeem up to 35% of the aggregate principal amount of notes issued under the
indenture at a redemption price of   % of the principal amount thereof, plus
accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings. However, at least 65% of the aggregate principal amount of notes (including any Additional Notes) originally issued under the indenture must remain outstanding immediately after such redemption (excluding notes held by EOTT, EOTT Finance and any Subsidiaries of EOTT). Any redemption must occur within 90 days of the date of the closing of such Equity Offering.

     Except pursuant to the preceding paragraph, the notes will not be
redeemable at the issuers' option prior to             , 2004.

     On or after             , 2004, the issuers may redeem all or a part of the
notes on not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date,
if redeemed during the 12-month period beginning on             of the years
indicated below:

YEAR                                                        PERCENTAGE
----                                                        ----------
2004......................................................          %
2005......................................................          %
2006......................................................          %
2007 and thereafter.......................................   100.000%

SELECTION AND NOTICE

     If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

     - if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

     - if the notes are not listed or there are no such requirements, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

     No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

     If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption unless the issuers default in making such redemption payment.

MANDATORY REDEMPTION

     We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase the notes as described under the subheadings "-- Repurchase at the Option of Holders -- Change of Control" and "-- Asset Sales".

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     If a Change of Control occurs, each holder of notes will have the right to require the issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder's notes. Within 30 days following any Change of Control, the issuers will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering (the "Change of Control Offer") to repurchase notes on the Change of Control Payment Date specified in such notice for cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest thereon, if any, to the date of purchase (the "Change of Control Payment"), pursuant to the procedures required by the indenture and described in such notice. The issuers will comply with the requirements of Rule 14e-1 under the Securities Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

     On the Change of Control Payment Date, the issuers will, to the extent lawful:

     - accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

     - deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

     - deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions thereof being purchased by EOTT.

     The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The provisions described above that require the issuers to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holder of the notes to require that the issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

     Any future credit agreements or other agreements to which EOTT becomes a party may contain restrictions and provisions prohibiting EOTT from purchasing any notes, and may also provide that certain change of control events with respect to EOTT would constitute a default under those agreements. Moreover, the exercise by the holders of their right to require the issuers to repurchase the notes could cause a default under such agreements, even if the Change of Control does not, due to the financial effect of such a repurchase on EOTT. If a Change of Control occurs at a time when EOTT is prohibited from purchasing notes, EOTT could seek consent to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If EOTT does not obtain a consent or repay such borrowings, EOTT will remain prohibited from purchasing notes. In that case, EOTT's failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, in all likelihood constitute a default under such other agreements. Finally, the issuers' ability to pay cash to the holders upon a repurchase may be limited by EOTT's and its subsidiaries' then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases.

     Notwithstanding the preceding paragraphs of this covenant, the issuers will not be required to make a Change of Control Offer upon a Change of Control and a holder will not have the right to require the issuers to repurchase any notes pursuant to a Change of Control Offer if a third party makes an offer to purchase the notes in the manner, at the times and otherwise in substantial compliance with the requirements set forth in the indenture applicable to a Change of Control Offer and purchases all notes validly tendered and not withdrawn under such purchase offer.

     The definition of Change of Control includes a phrase relating to the sale, transfer, lease, conveyance or other disposition of "all or substantially all" of the assets of EOTT and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require EOTT to repurchase such notes as a result of a sale, transfer, lease, conveyance or other disposition of less than all of the assets of EOTT and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

     The issuers will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

     - EOTT (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

     - such fair market value is determined by (a) an executive officer if the value is less than $5.0 million, as evidenced by an Officers' Certificate delivered to the trustee or (b) the Board of Directors of the General Partner if the value is $5.0 million or more, as evidenced by a resolution of such Board of Directors of the General Partner delivered to the trustee; and

     - at least 75% of the consideration therefor received by EOTT or the Restricted Subsidiary is in the form of cash, Cash Equivalents, a controlling interest in a Permitted Business, long-term assets used or useful in a Permitted Business, or any combination thereof. For purposes of this provision, each of the following shall be deemed to be cash:

      -- any liabilities (as shown on EOTT's or the Restricted Subsidiary's most recent balance sheet) of EOTT or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases EOTT or the Restricted Subsidiary from further liability; and

      -- any securities, notes or other obligations received by EOTT or the Restricted Subsidiary from such transferee that are converted by such issuer or EOTT or the Restricted Subsidiary into cash within 45 days after the Asset Sale (subject to ordinary settlement periods) to the extent of the cash received in that conversion.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, EOTT or a Restricted Subsidiary may apply such Net Proceeds at its option:

     - to repay Senior Debt of EOTT and/or its Restricted Subsidiaries (or to make an offer to repurchase or redeem Senior Debt, provided that such repurchase or redemption closes within 45 days after the end of such 360-day period) with a permanent reduction in availability for any revolving credit Indebtedness;

     - to make a capital expenditure in a Permitted Business;

     - to acquire other long-term assets that are used or useful in a Permitted Business; or

     - to acquire at least 51% of the Equity Interests in a Permitted Business.

     Pending the final application of any such Net Proceeds, we may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture and we will not include such Net Proceeds in Available Cash.

     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $10.0 million, the issuers will make a pro rata offer (an "Asset Sale Offer") to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, and premium, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, EOTT may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds allocated for repurchases of notes pursuant to the Asset Sale Offer for notes, the trustee shall select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

  Restricted Payments

     The issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly:

     - declare or pay any dividend or make any other payment or distribution on account of EOTT's or any Restricted Subsidiary's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving EOTT or any Restricted Subsidiary) or to the direct or indirect holders of EOTT's or any Restricted Subsidiary's Equity Interests in their capacity as such (other than distributions or dividends payable in Equity Interests (other than Disqualified Equity) of EOTT and other than distributions or dividends payable to EOTT or to a Wholly Owned Restricted Subsidiary);

     - purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving EOTT or EOTT Finance) any Equity Interests of EOTT or any of its Restricted Subsidiaries or any Affiliate of EOTT (other than any such Equity Interests owned by EOTT or by any of its Wholly Owned Restricted Subsidiaries);

     - make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the notes or the Guarantees, except (a) a payment of principal at the Stated Maturity thereof and (b) any such Indebtedness of EOTT or a Restricted Subsidiary, which Indebtedness is owned by EOTT or a Wholly Owned Restricted Subsidiary; or

     - make any Investment other than a Permitted Investment

(all such payments and other actions set forth in the clauses above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment, no Default shall have occurred and be continuing or would occur as a consequence thereof and (unless amended as provided in the proviso to the definition of "Change of Control") either:

          (I) if the Fixed Charge Coverage Ratio for EOTT's four most recent fiscal quarters for which internal financial statements are available is at least 2.0 to 1.0 if such Restricted Payment is made prior to December 31, 2001, or 2.25 to 1.0 if such Restricted Payment is made thereafter, such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made by EOTT and its Restricted Subsidiaries during the quarter in which such Restricted Payment is made, is less than or equal to the sum, without duplication, of (a) Available Cash constituting Cash from Operations as of the end of the immediately preceding quarter and (b) the aggregate net cash proceeds of any (i) substantially concurrent capital contribution to EOTT from any Person (other than a Restricted Subsidiary of EOTT) made after the Issue Date,
     (ii) substantially concurrent issuance and sale made after the Issue Date of Equity Interests (other than Disqualified Equity) of EOTT, (iii) issuance or sale made after the Issue Date of convertible or exchangeable Disqualified Equity or convertible or exchangeable debt securities of EOTT that have been converted into or exchanged for such Equity Interests substantially concurrently with a Restricted Payment from such proceeds and
     (iv) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash or Cash Equivalents, the lesser of the refund of capital or similar payment made in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of such disposition, if any) and the initial amount of such Restricted Investment (other than to a Restricted Subsidiary of EOTT), to the extent that, in the case of (b), such amounts have not been included in Available Cash constituting Cash from Operations for any period commencing on or after the Issue Date (item (b) being referred to as "Incremental Funds"), less (c) the aggregate amount of Incremental Funds previously expended pursuant to this clause or clause
     (II) below; or

          (II) if the Fixed Charge Coverage Ratio for EOTT's four most recent fiscal quarters for which internal financial statements are available is less than 2.0 to 1.0 if such Restricted Payment is made prior to December 31, 2001, or 2.25 to 1.0 if such Restricted Payment is made thereafter, but in each case greater than 1.25 to 1.0, such Restricted Payment, which for this clause (II) shall consist only of a distribution in respect of EOTT's common units (and a concurrent pro rata distribution to the General Partner with respect to its general partnership interest), together with the aggregate amount of all other distributions in respect of EOTT's common units (and concurrent pro rata distributions to the General Partner) made by EOTT during the quarter in which such distribution is made, is less than the sum, without duplication, of (a) $36.0 million ($35.0 million in respect of EOTT's common units and $1.0 million in respect of the General Partner's general partnership interest) less the aggregate amount of all Restricted Payments declared or made by EOTT pursuant to this clause (II) during the period ending on the date of such Restricted Payment and beginning on the Issue Date, plus (b) Incremental Funds to the extent not previously expended pursuant to this clause or clause (I) above; or

          (III) if the Fixed Charge Coverage Ratio for EOTT's four most recent fiscal quarters for which internal financial statements are available is not greater than 1.25 to 1.0, such Restricted Payments are distributions to holders of EOTT's common units, but only to the extent of cash proceeds received from Enron for APIs in the same quarter as such Restricted Payment is made and provided that such cash proceeds shall not be counted as Incremental Funds.

     So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

          (1) the payment by EOTT or any Restricted Subsidiary of any distribution or dividend within 60 days after the declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

          (2) the redemption, repurchase, retirement, defeasance or other acquisition of any Indebtedness of EOTT that is subordinated to the notes or any Equity Interests of EOTT in exchange for, or out of the net cash proceeds of, a substantially concurrent (a) capital contribution to EOTT or such Restricted Subsidiary from any Person (other than EOTT or another Restricted Subsidiary) or (b) sale (other than to a Restricted Subsidiary of EOTT) of Equity Interests (other than Disqualified Equity) of EOTT; provided, however, that the amount of any net cash proceeds that are utilized for any such redemption, repurchase or other acquisition or retirement shall be excluded or deducted from the calculation of Available Cash and Incremental Funds;

          (3) the defeasance, redemption, repurchase or other acquisition of Indebtedness of EOTT that is subordinated to the notes with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

          (4) the payment of any distribution or dividend by a Restricted Subsidiary to EOTT or to the holders of such Restricted Subsidiary's Equity Interests (other than Disqualified Equity) so long as EOTT or any Restricted Subsidiary holding such Equity Interests receives its pro rata share of such dividend or distribution in accordance with its Equity Interests; or

          (5) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of EOTT or any Restricted Subsidiary of EOTT held by any member of the General Partner's or EOTT's or any Restricted Subsidiary's management pursuant to any management equity subscription agreement or stock option agreement or to satisfy obligations under any Equity Interests appreciation rights or option plan or similar arrangement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $2.0 million in any 12-month period.

In computing the amount of Restricted Payments previously made for purposes of the immediately preceding paragraph, Restricted Payments made under clauses (1) (but only if the declaration of such dividend or other distribution has not been counted in a prior period) and, to the extent of amounts paid to holders other than EOTT or a Restricted Subsidiary, (4) and (5) shall be included, and Restricted Payments made under clauses (2) and (3) and, except to the extent noted above, (4) shall not be included. The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by EOTT or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors of the General Partner whose resolution with respect thereto shall be delivered to the trustee; provided, however, that the fair market value of any assets or securities that are required to be valued by this covenant involving aggregate consideration in excess of $10.0 million shall be determined by a written appraisal from a nationally recognized appraiser showing the assets have a fair market value not less than the consideration to be paid (provided that if the fair market value determined by such appraiser is a range of values or otherwise inexact, the Board of Directors of the General Partner shall determine the exact fair market value, provided that it shall be within the range so determined by the appraiser). For the purpose of the two immediately preceding paragraphs one transaction is "substantially concurrent" with another transaction if the first transaction occurred on or after the 270th day immediately preceding the last day of the fiscal quarter in which the second transaction occurs.

  Incurrence of Indebtedness and Issuance of Disqualified Equity

     EOTT will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Debt), and EOTT will not issue any Disqualified Equity and will not permit any of its Restricted Subsidiaries to issue any Disqualified Equity; provided, however, that EOTT or any Restricted Subsidiary may Incur Indebtedness (including Acquired Debt), and EOTT or any Restricted Subsidiaries may issue Disqualified Equity, if the Fixed Charge Coverage Ratio for EOTT's four most recent fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Equity is issued would have been at least 2.0 to 1.0 if such Indebtedness is Incurred or such Disqualified Equity is issued prior to December 31, 2001, or 2.25 to 1.0 if such Indebtedness is Incurred or such Disqualified Equity is issued thereafter, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Equity had been issued, as the case may be, at the beginning of such four-quarter period.

     So long as no Default shall have occurred and be continuing or would be caused thereby, the first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (1) the Incurrence by EOTT and any Restricted Subsidiary of additional Indebtedness under Credit Facilities and the guarantees thereof; provided that the aggregate principal amount of all Indebtedness of EOTT and the Restricted Subsidiaries Incurred under this clause outstanding under all Credit Facilities after giving effect to such Incurrence does not exceed the greater of (A) $275.0 million less the aggregate amount of all repayments of Indebtedness under Credit Facilities that have been made by EOTT and its Restricted Subsidiaries in respect of Asset Sales to the extent such repayments constitute a permanent reduction of commitments under such Credit Facilities and (B) the Consolidated Borrowing Base Amount;

          (2) the Incurrence by EOTT and its Restricted Subsidiaries of Existing Indebtedness;

          (3) the Incurrence by EOTT, and the Guarantees thereof by the Subsidiary Guarantors, of $235.0 million in aggregate principal amount of Indebtedness represented by the notes;

          (4) the Incurrence by EOTT or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) Incurred pursuant to the first paragraph of this covenant and clause (2) above;

          (5) Indebtedness owed to and held by EOTT or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Equity Interests which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to EOTT or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if EOTT is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

          (6) the Incurrence by EOTT or any of its Restricted Subsidiaries of obligations under (a) Interest Rate Agreements that are Incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be Incurred and (b) Currency Agreements that are Incurred for the purpose of hedging currency exchange rate risks with respect to any Indebtedness that is permitted by the terms of the indenture to be Incurred, in either case that do not increase the Indebtedness of EOTT and its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

          (7) the Incurrence by EOTT's Unrestricted Subsidiaries of Non-Recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an Incurrence of Indebtedness by a Restricted Subsidiary of EOTT that was not permitted by this clause (7); or

          (8) the Incurrence by EOTT or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $20.0 million.

     For purposes of determining compliance with this "-- Incurrence of Indebtedness and Issuance of Disqualified Equity" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (8) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, EOTT will be permitted to classify (or later reclassify in whole or in part, in its sole discretion) such item of Indebtedness in any manner that complies with this covenant. An item of Indebtedness may be divided and classified (or later reclassified in whole or in part, in EOTT's sole discretion) in one or more of the types of Permitted Indebtedness.

  Sale and Lease-Back Transactions

     EOTT will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Lease-Back Transaction; provided that EOTT or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if:

          (1) EOTT or that Restricted Subsidiary, as applicable, could have (a) Incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Lease-Back Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Disqualified Equity" and (b) Incurred a Lien to secure such Indebtedness pursuant to the covenant described below under the caption "-- Liens";

          (2) the gross cash proceeds of that Sale and Lease-Back Transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors of the General Partner as set forth in an Officers' Certificate delivered to the trustee, of the property that is the subject of such Sale and Lease-Back Transaction; and

          (3) the transfer of assets in that Sale and Lease-Back Transaction is permitted by, and EOTT applies the proceeds of such transaction in compliance with, the covenant described above under the caption
     "-- Repurchase at the Option of Holders -- Asset Sales."

  Liens

     EOTT will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset now owned or hereafter acquired (including Equity Interests of a Restricted Subsidiary), except Permitted Liens, without making effective provision whereby all Obligations due under the notes and indenture or any Guarantee, as applicable, will be secured by a Lien equally and ratably with any and all Obligations thereby secured for so long as any such Obligations shall be so secured.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     EOTT will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1) pay dividends or make any other distributions on its Equity Interests to EOTT or to any of EOTT's Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to EOTT or any of the other Restricted Subsidiaries;

          (2) make loans or advances to or make other investments in EOTT or any of its Restricted Subsidiaries; or

          (3) transfer any of its properties or assets to EOTT or to any of the other Restricted Subsidiaries.

     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1) any Credit Facility;

          (2) any instrument governing Indebtedness or Equity Interests of a Person acquired by EOTT or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was Incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than such Person, or the property or assets of such Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be Incurred;

          (3) customary non-assignment provisions in licenses and leases entered into in the ordinary course of business and consistent with past practices;

          (4) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

          (5) any agreement for the sale or other disposition of a Restricted Subsidiary that contains any one or more of the restrictions described in clauses (1) through (3) of the preceding paragraph by such Restricted Subsidiary pending its sale or other disposition, provided that such sale or disposition is consummated, or such restrictions are canceled or terminated or lapse, within 90 days;

          (6) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (7) Liens securing Indebtedness otherwise permitted to be issued pursuant to the provisions of the covenant described above under the caption "-- Liens" that limit the right of EOTT or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

          (8) any agreement or instrument relating to any property or assets acquired after the Issue Date, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisitions; or

          (9) any agreement or instrument relating to any Acquired Debt of any Restricted Subsidiary at the date on which such Restricted Subsidiary was acquired by EOTT or any of its Restricted Subsidiaries (other than Indebtedness Incurred in anticipation of such acquisition and provided such encumbrances or restrictions extend only to property of such acquired Restricted Subsidiary).

  Limitation on the Sale or Issuance of Equity Interests of Restricted Subsidiaries

     EOTT (1) will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Equity Interest of any Restricted Subsidiary to any Person (other than to EOTT or a Wholly Owned Restricted Subsidiary), and (2) will not permit any Restricted Subsidiary to issue any of its Equity Interests (other than, if necessary, shares of its Equity Interests constituting directors' or other legally required qualifying shares) to any Person (other than to EOTT or a Wholly Owned Restricted Subsidiary), unless (A) immediately after giving effect to such issuance, sale or other disposition, neither EOTT nor any of its Subsidiaries own any Equity Interest of such Restricted Subsidiary; or (B) immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under "-- Restricted Payments" if made on the date of such issuance, sale or other disposition.

  Merger, Consolidation or Sale of Assets

     Neither of the issuers may, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not such issuer is the survivor); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

          (1) either: (a) such issuer is the surviving entity of such transaction; or (b) the Person formed by or surviving any such consolidation or merger (if other than such issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia, provided that EOTT Finance may not consolidate or merge with or into any entity other than a corporation satisfying such requirement for so long as EOTT remains a partnership;

          (2) the Person formed by or surviving any such consolidation or merger (if other than such issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of such issuer under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

          (3) immediately after giving pro forma effect to such transaction, no Default exists;

          (4) immediately after giving pro forma effect to such transaction, such issuer or the Person formed by or surviving any such consolidation or merger (if other than such issuer), except in the case of such a transaction involving EOTT Finance, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption
     "-- Incurrence of Indebtedness and Issuance of Disqualified Equity;"

          (5) such issuer has delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and, if a supplemental indenture is required, such supplemental indenture comply with the indenture and all conditions precedent therein relating to such transaction have been satisfied.

     Notwithstanding the foregoing paragraph, EOTT is permitted to reorganize as any other form of entity in accordance with the procedures established in the indenture; provided that

          (1) the reorganization involves the conversion (by merger, sale, contribution or exchange of assets or otherwise) of EOTT into a form of entity other than a limited partnership formed under Delaware law;

          (2) the entity so formed by or resulting from such reorganization is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

          (3) the entity so formed by or resulting from such reorganization assumes all the obligations of EOTT under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

          (4) immediately after such reorganization no Default exists;

          (5) such reorganization is not materially adverse to the holders of the notes (for purposes of this clause (5) a reorganization shall not be considered materially adverse to the holders of the notes (a) solely because the successor or survivor of such reorganization (i) is subject to federal or state income taxation as an entity or (ii) is considered to be an "includible corporation" of an affiliated group of corporations within the meaning of Section 1504(b)(i) of the Code or any similar state or local law or (b) because there is a Rating Decline due solely to factors other than the reorganization); and

          (6) such issuer has delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that such reorganization and, if a supplemental indenture is required, such supplemental indenture comply with the indenture and all conditions precedent therein relating to such transaction have been satisfied.

     The "Merger, Consolidation or Sale of Assets" covenant described in the first paragraph of this section will not apply to a merger or consolidation, or any sale, assignment, transfer, lease, conveyance or other disposition of assets, between or among EOTT and any of its Wholly Owned Restricted Subsidiaries.

     No Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person, whether or not affiliated with such Subsidiary Guarantor, other than EOTT or a Wholly Owned Restricted Subsidiary, unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) shall be an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia or the laws of the jurisdiction under which such Subsidiary Guarantor was organized and assumes all the obligations of such Subsidiary Guarantor pursuant to the Subsidiary Guarantor's Guarantee of the notes and the indenture pursuant to a supplemental indenture, (ii) immediately after giving effect to such transaction, no Default exists and (iii) EOTT has delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating such consolidation or merger and, if a supplemental indenture is required, such supplemental indenture comply with the indenture and all conditions precedent therein relating to such transaction have been satisfied.

     In the event of a sale or other disposition of all the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all the Equity Interests of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Equity Interests of such Subsidiary Guarantor) or the Person acquiring the property (in the event of a sale or other disposition of all the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Guarantee; provided that the transaction complies with the provisions set forth under "-- Repurchase at the Option of Holders -- Asset Sales."

     The Person formed by or surviving any such consolidation or merger of an issuer or a Subsidiary Guarantor (if other than such issuer or Subsidiary Guarantor, as the case may be) or to which any such sale, assignment, transfer, lease, conveyance or other disposition shall have been made, will succeed to, and be substituted for, and may exercise every right and power of such issuer under the indenture (or of such Subsidiary Guarantor under the Subsidiary Guarantee, as the case may be), but the predecessor company in the case of:

          (a) a sale, assignment, transfer, conveyance or other disposition (unless such sale, assignment, transfer, conveyance or other disposition is of all the assets of the issuer (or the Subsidiary Guarantor, as the case may be) as an entirety), or

          (b) a lease,

will not be released from any of the obligations or covenants under the indenture (or the Subsidiary Guarantee, as the case may be), including with respect to the payment of the notes.

  Transactions with Affiliates

     EOTT will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

          (1) such Affiliate Transaction is on terms that are no less favorable to EOTT or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm's length transaction by EOTT or such Restricted Subsidiary with an unrelated Person; and

          (2) EOTT delivers to the trustee:

             (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of the General Partner set forth in the Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the General Partner; and

             (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions, involving aggregate consideration in excess of $15.0 million, either (I) an opinion as to the fairness to EOTT of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing recognized as an expert in rendering fairness opinions on transactions such as those proposed, (II) with respect to assets classified, in accordance with GAAP, as property, plant and equipment on EOTT's or such Restricted Subsidiary's balance sheet, a written appraisal from a nationally recognized appraiser showing that the assets have a fair market value not less than the consideration to be paid (provided that if the fair market value determined by such appraiser is a range of values or otherwise inexact, the Board of Directors of the General Partner shall determine the exact fair market value, provided that it shall be within the range so determined by the appraiser) or (III) in the case of gathering, transportation, marketing, hedging, production handling, operating, construction, storage or other operational contracts, any such contracts are entered into in the ordinary course of business on terms substantially similar to those contained in similar contracts entered into by EOTT or any Restricted Subsidiary and third parties or, if none of EOTT or any Restricted Subsidiary has entered into a similar contract with a third party, that the terms are no less favorable than those available from third parties on an arm's-length basis, as determined by the Board of Directors of the General Partner. Even though a particular Affiliate Transaction or series of Affiliate Transactions may be covered by more than one of clauses (I) through
        (III) above, the compliance with any one of such applicable clauses shall be satisfactory.

     The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1) transactions pursuant to the Enron Agreements as in effect on the date hereof;

          (2) other transactions with Enron in the ordinary course of business of EOTT and its Restricted Subsidiaries, consistent with the past practice of EOTT and its Restricted Subsidiaries and on terms no less favorable to EOTT or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm's-length transaction by EOTT or such Restricted Subsidiary with an unrelated Person;

          (3) payment of principal of or interest on any Indebtedness of EOTT or any of its Restricted Subsidiaries owed to and held by any Affiliate of EOTT or any of its Restricted Subsidiaries;

          (4) any employment, equity option or equity appreciation agreement or plan entered into by EOTT or any of its Restricted Subsidiaries in the ordinary course of business and, as applicable, consistent with the past practice of EOTT or such Restricted Subsidiary;

          (5) transactions between EOTT or a Restricted Subsidiary and another Restricted Subsidiary;

          (6) any Restricted Payment permitted to be made pursuant to the covenant described under "-- Restricted Payments;"

          (7) customary compensation, indemnification and other benefits made available to officers, directors or employees of EOTT or a Restricted Subsidiary, including reimbursement or advancement of out-of-pocket expenses and provision of officers' and directors' liability insurance; and

          (8) loans to officers and employees made in the ordinary course of business in an aggregate amount not to exceed $1 million at any one time outstanding.

  Additional Subsidiary Guarantees

     If EOTT or any of its Restricted Subsidiaries acquires or creates another Restricted Subsidiary after the date of the indenture, then that newly acquired or created Restricted Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture satisfactory to the trustee and deliver an Opinion of Counsel to the trustee within 10 Business Days of the date on which it was acquired or created.

  Designation of Restricted and Unrestricted Subsidiaries

     The General Partner may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. The indenture also provides that each of the Operating Limited Partnership and EOTT Finance will at all times continue to be direct Wholly Owned Subsidiaries of the Partnership. In addition, the Operating Limited Partnership and the EOTT Finance are not to be permitted to be designated as Unrestricted Subsidiaries. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by EOTT and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under clause (I) of the covenant described above under the caption
"-- Restricted Payments," for Permitted Investments, as applicable. All such outstanding Investments will be valued at their fair market value at the time of such designation as determined by the Board of Directors of the General Partner as set forth in an Officers' Certificate delivered to the trustee. That designation will only be permitted if such Restricted Payment or Permitted Investment would be permitted at that time and such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. All Subsidiaries of an Unrestricted Subsidiary shall be also Unrestricted Subsidiaries. The Board of Directors of the General Partner may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if a Default is not continuing, the redesignation would not cause a Default, such Subsidiary becomes a Subsidiary Guarantor and provided that, after giving effect to such designation, EOTT and its remaining Restricted Subsidiaries could Incur at least $1.00 of additional Indebtedness under the limitation on indebtedness included in the first paragraph under the caption "-- Incurrence of Indebtedness and Issuance of Disqualified Equity" above. A Subsidiary may not be designated as an Unrestricted Subsidiary unless at the time of such designation, (x) it has no Indebtedness other than Non-Recourse Debt; (y) no portion of the Indebtedness or any other obligation of such Subsidiary (whether contingent or otherwise and whether pursuant to the terms of such Indebtedness or the terms governing the organization and operation of such Subsidiary or by law) (A) is guaranteed by EOTT or any other Restricted Subsidiary, except as such Indebtedness is permitted by the covenants under "-- Restricted Payments" and "-- Incurrence of Indebtedness and Issuance of Disqualified Equity" above, (B) is recourse to or obligates EOTT or any Restricted Subsidiary in any way (including any "claw-back", "keep-well" or "make-well" agreements or other agreements, arrangements or understandings to maintain the financial performance or results of operations of such Subsidiary, except as such Indebtedness or Investment is permitted by the covenants captioned "-- Incurrence of Indebtedness and Issuance of Disqualified Equity" and "-- Restricted Payments") or (C) subjects any property or assets of EOTT or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof; and (z) no Equity Interests of a Restricted Subsidiary are held by such Subsidiary, directly or indirectly. Upon the designation of a Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary, the Guarantee of such entity shall be released.

  Business Activities

     EOTT will not, and will not permit any Restricted Subsidiary to, engage in any business that is not a Permitted Business.

  Restrictions on Nature of Indebtedness and Activities of EOTT Finance

     In addition to the restrictions set forth under the "Incurrence of Indebtedness and Issuance of Disqualified Equity" covenant above, the indenture provides that EOTT Finance may not Incur any Indebtedness unless (a) EOTT is a co-obligor or guarantor of such Indebtedness or (b) the net proceeds of such Indebtedness are lent to EOTT, used to acquire outstanding debt securities issued by EOTT or used directly or indirectly to refinance or discharge Indebtedness permitted under the limitations of this paragraph. The indenture also provides that EOTT Finance may not engage in any business not related directly or indirectly to obtaining money or arranging financing for EOTT.

  Payments for Consent

     EOTT will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

  Reports

     Whether or not required by the SEC, so long as any notes are outstanding, EOTT will file with the SEC (unless the SEC will not accept such a filing) within the time periods specified in the SEC's rules and regulations, and EOTT will furnish (without exhibits) to the trustee for delivery to the holders of the notes:

          (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if EOTT were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by EOTT's certified independent accountants; and

          (2) current reports that would be required to be filed with the SEC on Form 8-K if EOTT were required to file such reports.

     If as of the end of any such quarterly or annual period EOTT has designated any of its Subsidiaries as Unrestricted Subsidiaries, then EOTT shall include in the information required by the preceding paragraph such additional information regarding such Unrestricted Subsidiaries as is required by the SEC's rules and regulations regardless of whether EOTT is required to file such reports with the SEC.

     In addition, if EOTT is not required to file such information with the SEC, EOTT will make such information available to securities analysts, investors and prospective investors as may be reasonably requested.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following is an Event of Default:

          (1) default for 30 days in the payment when due of interest on the notes;

          (2) default in payment when due of the principal of or premium, if any, on the notes;

          (3) failure by EOTT or any of its Subsidiaries to comply with the provisions described under the caption "-- Repurchase at the Option of Holders -- Change of Control", "-- Asset Sales" or "--Certain Covenants -- Merger, Consolidation or Sale of Assets";

          (4) failure by EOTT or any of its Restricted Subsidiaries for 30 days after notice to comply with the covenant under "-- Certain
     Covenants -- Incurrence of Indebtedness and Issuance of Disqualified
     Equity";

          (5) failure by EOTT or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the indenture;

          (6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by an issuer or by any of EOTT's Restricted Subsidiaries (or the payment of which is guaranteed by EOTT or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date of the indenture, if that default:

             (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

             (b) results in the acceleration of such Indebtedness prior to its express maturity,

     and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

          (7) failure by an issuer or any of EOTT's Restricted Subsidiaries to pay final judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days;

          (8) except as permitted by the indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Guarantee; and

          (9) certain events of bankruptcy or insolvency with respect to EOTT or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the issuers, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of any issuer or Subsidiary Guarantor with the intention of avoiding payment of the premium that the issuers would have had to pay if the issuers then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of
Default occurs prior to             , 2004, by reason of avoiding the
prohibition on redemption of the notes prior to             , 2004, then the
premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

     Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default (except a Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default and its consequences under the indenture except a continuing Default in the payment of interest on, or the principal of, the notes.

     The issuers and the Subsidiary Guarantors are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon any officer of the General Partner or EOTT Finance becoming aware of any Default, the issuers are required to deliver to the trustee a statement specifying such Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No past, present or future director, officer, partner, employee, incorporator, stockholder or member of the issuers, the General Partner, or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the issuers or the Subsidiary Guarantors under the notes, the indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The issuers may, at their option and at any time, elect to have all of the issuers' obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Guarantees ("Legal Defeasance") except for:

          (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due (but not the Change of Control Payment or the payment pursuant to an Asset Sale Offer) from the list referred to below;

          (2) the issuer's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3) the rights, powers, trusts, duties and immunities of the trustee, and the issuers' obligations in connection therewith;

          (4) the Legal Defeasance provisions of the indenture; and

          (5) the issuers' rights of optional redemption.

     In addition, EOTT may, at its option and at any time, elect to have the obligations of the issuers and the Subsidiary Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1) the issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes at the

     Stated Maturity thereof or on the applicable redemption date, as the case may be, and EOTT must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2) in the case of Legal Defeasance, EOTT shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) EOTT has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3) in the case of Covenant Defeasance, EOTT shall have delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4) no Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default resulting from the Incurrence of Indebtedness all or a portion of the proceeds of which shall be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

          (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which EOTT or any of its Restricted Subsidiaries is a party or by which EOTT or any of its Restricted Subsidiaries is bound;

          (6) EOTT must have delivered to the trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

          (7) EOTT must deliver to the trustee an Officers' Certificate stating that the deposit was not made by EOTT with the intent of preferring the holders of the notes over the other creditors of EOTT with the intent of defeating, hindering, delaying or defrauding other creditors of EOTT; and

          (8) EOTT must deliver to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two paragraphs, with the consent of the holders of at least a majority in principal amount of the outstanding notes, we and the trustee may add provisions to or change or eliminate any of the provisions of the indenture or modify the rights of the holders and any existing default or compliance with any provision of the indenture or the notes may be waived.

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a nonconsenting holder):

          (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2) reduce the principal of or change the fixed maturity of any note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders");

          (3) reduce the rate of or change the time for payment of interest on any note;
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

          (4) waive a Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

          (5) make any note payable in money other than that stated in the notes;

          (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

          (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders");

          (8) except as otherwise permitted in the indenture, release any Subsidiary Guarantor from its obligations under its Guarantee or the indenture or change any Guarantee in any manner that would adversely affect the rights of holders; or

          (9) make any change in the preceding amendment and waiver provisions (except to increase any percentage set forth therein).

     Notwithstanding the preceding, without the consent of any holder of notes, the issuers, the Subsidiary Guarantors and the trustee may amend or supplement the indenture or the notes:

          (1) to cure any ambiguity, defect or inconsistency;

          (2) to provide for uncertificated notes in addition to or in place of certificated notes;

          (3) to provide for the assumption of an issuer's or Subsidiary Guarantor's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of such issuer's assets;

          (4) to add or release Subsidiary Guarantors pursuant to the terms of the indenture;

          (5) to make any change that would provide any additional rights or benefits to the holders of notes or surrender any right or power conferred upon the issuers or the Subsidiary Guarantors by the indenture that does not adversely affect the rights under the indenture of any holder of the Notes;

          (6) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

          (7) to evidence or provide for the acceptance of appointment under the indenture of a successor trustee;

          (8) to add any additional Events of Default; or

          (9) to secure the notes and/or the Guarantees.

CONCERNING THE TRUSTEE

     If the trustee becomes a creditor of an issuer or any Subsidiary Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in aspect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

     The notes will be issued initially in the form of one global note held in book-entry form. The global note will be deposited on the date of the closing of the sale of the notes with The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC.

     Upon issuance of the notes, DTC will credit on its book-entry registration and transfer system the respective interests in the notes owned by its participants. All interests in the notes will be subject to the procedures and requirements of DTC.

     Direct ownership of book-entry interests in the notes will be limited to persons who have accounts with DTC; however, you may own such interests indirectly by maintaining an account with one of the organizations which participates in DTC. Book-entry interests will not be held in definitive form but will be credited to the participants' accounts held of record in the book-entry registration and transfer system of DTC and in the accounts maintained by the direct and indirect participants in DTC.

     The laws of some countries and some states of the United States may require that certain purchasers of securities take physical delivery of securities in definitive form. These limitations may impair the ability of residents of those states or countries to own, transfer or pledge book-entry interests in the notes.

     So long as DTC or its nominee is the registered owner of the global note, it will be considered the sole holder of the notes for all purposes under the indenture. Under the indenture, beneficial owners of notes evidenced by a global note will not be considered the owners or holders of the notes for any purpose, including giving any directions, instructions or approvals to the trustee or receiving notices. Accordingly, each investor owning a book-entry interest in the notes who seeks to exercise any rights and remedies of a holder under the indenture must rely on (1) the procedures of DTC and (2) if the investor is not a participant in DTC, the procedures of the direct or indirect participant in DTC through which the investor owns its interest. Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC, or any of its direct or indirect participants, or for the maintenance, supervision or review of any records relating to the notes.

     Unless and until the global note is exchanged for definitive notes, the global note may not be transferred by DTC, except as a whole to its nominee or successor. The global note will be exchangeable for one or more definitive notes only if:

     - DTC notifies us that it is unwilling or unable to continue as a depositary for the global note and we have not appointed a successor depository,

     - DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we have not appointed a successor depository,

     - we in our sole discretion determine that the global note should be exchanged for definitive notes, or

     - an Event of Default under the indenture has occurred and is continuing.

     If the global note is exchangeable as described above, it will be exchanged for certificates in definitive form representing notes in authorized denominations and registered in whatever names DTC directs. Subject to the foregoing, the global note is not exchangeable, except for a global note of like denomination to be registered in the name of DTC or its nominee.

PAYMENTS ON NOTES

     Payments of any amounts on the notes registered in the name of DTC on the applicable record date will be made through the paying agent to or at the direction of DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global note, are registered as the owners of the notes for the purpose of receiving interest and other payments. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of these amounts to beneficial owners of the notes. We believe, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with payments in amounts proportionate to their respective holdings of beneficial interests in the global note as shown on DTC's records. Payments by DTC's direct and indirect participants to the beneficial owners of the notes will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants.

TRANSFERS

     All transfers of book-entry interests are recorded in accordance with the book-entry system maintained by DTC, pursuant to customary procedures established by DTC and its participants. The amount of the book-entry interests will be increased or decreased to reflect those transfers or exchanges. The paying and transfer agent for the notes will make the appropriate adjustments to the global note or exchange the global note for a new global note in an appropriate amount to reflect any transfers or exchanges.

ACTION BY OWNERS OF BOOK-ENTRY INTERESTS

     As soon as practicable after the trustee receives notice of any solicitation of consents or request for a waiver or other action to be taken by the holders of notes, the trustee will send to DTC a notice containing (a) the same information as is contained in the notice received by the trustee, (b) a statement that at the close of business on a specified record date DTC will be entitled to instruct the trustee as to the consent, waiver or other action, if any, pertaining to the notes and (c) a statement as to the manner in which the instructions may be given. In addition, the trustee will forward to DTC or, based upon instructions received from DTC, to owners of book-entry interests, all materials pertaining to the solicitation, request, offer or other action. Upon the written request of DTC, the trustee will attempt, if practicable, to take the advised action. DTC may grant proxies or otherwise authorize its participants, or persons owning book-entry interests through its participants, to provide instructions to the trustee so that it may exercise any rights of a holder or take any other actions which a holder is entitled to take under the indenture. The trustee will not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the indenture.

SAME-DAY SETTLEMENT AND PAYMENT

     The notes will trade in DTC's Same-day Funds Settlement System. Settlement for the notes will be made by the underwriters in immediately available funds. We will make all payments of principal and interest in immediately available funds or the equivalent, as long as the global note is held of record by DTC and DTC continues to make the Same-day Funds Settlement System available to us. Any secondary market trading activity in the book-entry interests is expected to occur through the participants of DTC. Secondary market trading activity in the notes will also be required by DTC to settle in immediately available funds.

INFORMATION CONCERNING DTC

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participating organizations, known as "participants," and to facilitate the clearance and settlement of transactions in securities between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Its direct participants include securities brokers and
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

dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities, know as "indirect participants," such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through DTC's participants or DTC's indirect participants. The rules applicable to DTC and its participants are on file with the SEC.

     Year 2000. DTC has advised us that its management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter Year 2000 problems. DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as they relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries and settlements of trades within DTC, continue to function appropriately. This program includes a technical assessment and remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, DTC's ability to perform its services properly is also dependent upon other parties, including issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors which provide services to DTC in order to:

     - impress upon them the importance of such services being Year 2000 compliant; and

     - determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services.

In addition, DTC is in the process of developing contingency plans as it deems appropriate. According to DTC, the above information has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

REPORTS

     The trustee will immediately send to DTC a copy of any notices, reports and other communications received relating to us, the notes or the book-entry interests.

PAYING AGENT

     The registrar, paying and transfer agent for the notes will be The Bank of New York.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person:

          (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is Incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such Person merging with or becoming a Subsidiary of such specific Person; and

          (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

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

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a specified Person shall be deemed to be control by the other Person. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings. Notwithstanding the foregoing, the term "Affiliate" shall not include a Restricted Subsidiary of any specified Person.

     "API" has the meaning attached to such term in the Partnership Agreement, as in effect on the date of the indenture.

     "Asset Sale" means:

          (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices and sales of accounts receivable to provide working capital or other financing for EOTT's business; provided that the sale, conveyance or other disposition of all or substantially all of the assets of EOTT or EOTT and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "-- Repurchase at the Option of Holders -- Change of Control," and/or the provisions described above under the caption "-- Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

          (2) the issuance of Equity Interests by any Restricted Subsidiary or the sale by EOTT or any Restricted Subsidiary of Equity Interests in any Restricted Subsidiary;

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

          (1) any single transaction or series of related transactions that: (a) involves assets having a fair market value of less than $2.5 million; or
     (b) results in net proceeds to EOTT and its Restricted Subsidiaries of less than $2.5 million;

          (2) a transfer of assets to EOTT or to a Restricted Subsidiary;

          (3) an issuance of Equity Interests by a Restricted Subsidiary to EOTT or to a Restricted Subsidiary;

          (4) a Restricted Payment that is permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments";

          (5) any sale, transfer, exchange or other disposition of hydrocarbons in the ordinary course of the business conducted by EOTT or any Restricted Subsidiary;

          (6) sales of Hedging Obligations and other financial instruments entered into in the ordinary course of the business of EOTT and its Restricted Subsidiaries; and

          (7) any sale, transfer or other disposition of Cash Equivalents.

     "Attributable Debt" in respect of a Sale and Lease-Back Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

     "Available Cash" has the meaning assigned to such term in the Partnership Agreement, as in effect on the date of the indenture. (The following is a summary of the definition of Available Cash in the Partnership Agreement:
Generally, for any quarter, all of our cash receipts during such quarter (other than
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

cash receipts that are attributable to our liquidation) plus net reductions to reserves less all of our cash disbursements and net additions to reserves during such quarter, including the value of cash received by us from additional partnership interests purchased by Enron (or an affiliate) in order to provide distribution support.)

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet of the lessee in accordance with GAAP.

     "Cash Equivalent" means:

          (1) United States dollars or, in an amount up to the amount necessary or appropriate to fund local operating expenses, other currencies;

          (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

          (3) certificates of deposit, time deposits and Eurodollar deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding 365 days, demand and overnight bank deposits and other similar types of investments routinely offered by commercial banks, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better;

          (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5) commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group and in each case maturing within six months after the date of acquisition; and

          (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

     "Cash from Operations" shall have the meaning assigned to such term in the Partnership Agreement, as in effect on the date of the indenture. (The following is a summary of the definition of Cash from Operations in the Partnership
Agreement: Cash from Operations, which is determined on a cumulative basis, generally refers to our cash balance on the date we commenced operations, including our initial cash balance as of the closing of our initial public offering, plus all cash distributed to us as a result of the operations of our business, after deducting all amounts contributed to us and all cash expenditures, cash reserves, debt service and certain other items.)

     "Change of Control" means the occurrence of any of the following:

          (1) the sale, transfer, lease, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of EOTT and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than Enron and within six months of any such event there is a Rating Decline; and

          (2) the adoption of a plan relating to the liquidation or dissolution of EOTT or the General Partner; and

          (3) such time as Enron ceases to own, directly or indirectly, the general partner interests of EOTT or ceases to serve as the only general partner of EOTT and within six months of any such event there is a Rating Decline.

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     Notwithstanding the foregoing, a conversion of EOTT from a limited partnership to a corporation, limited liability company or other form of entity or an exchange of all of the outstanding limited partnership interests for capital stock in a corporation, for member interests in a limited liability company or for Equity Interests in such other form of entity shall not constitute a Change of Control, so long as following such conversion or exchange Enron beneficially owns, directly or indirectly, a sufficient number of the outstanding shares of Voting Stock of such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity, and if Enron owns less than 35% of the Voting Stock of such entity, no other Person controls more than 35% of the Voting Stock of such entity; provided that a Change of Control will not be deemed to occur if within six months of any such event there has not been a Rating Decline. Upon such conversion or exchange (a) this definition of "Change of Control" shall be revised to replace clause (2) with the following: the adoption of a plan relating to the liquidation or dissolution of EOTT and to add the following: (4) the first day on which a majority of the members of the board of directors of EOTT are not Continuing Directors and (b) the covenant described under the subheading "-- Certain Covenants -- Restricted Payments" will be revised to replace clauses (I) and (II) and the language immediately preceding clause (I) with the following:

(all such payments and other actions set forth in the clauses above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment,

     - no Default shall have occurred and be continuing or would occur as a consequence thereof;

     - EOTT is entitled to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "-- Certain
       Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Equity"; and

     - such Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made by EOTT and its Restricted
       Subsidiaries since             ,      [the date of the conversion or
       exchange], is less than or equal to the sum, without duplication, of (a) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter in which such date occurs to the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit), (b) the aggregate net cash proceeds of any (i) capital contribution to EOTT from any Person (other than a Restricted Subsidiary of EOTT) made after such date, (ii) issuance and sale made after such date of Equity Interests (other than Disqualified Equity) of EOTT, (iii) issuance or sale made after such date of convertible or exchangeable Disqualified Equity or convertible or exchangeable debt securities of EOTT that have been converted into or exchanged for such Equity Interests and (iv) to the extent that any Restricted Investment that was made after such date is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash or Cash Equivalents, the lesser of the refund of capital or similar payment made in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of such disposition, if any) and the initial amount of such Restricted Investment (other than to a Restricted Subsidiary of EOTT), to the extent that, in the case of (b), such amounts have not been included in Available Cash constituting Cash from Operations for any period commencing on or after such date (item (b) being referred to as "Incremental Funds"), less (c) the aggregate amount of Incremental Funds previously expended pursuant to this clause.

     "Commodity Hedging Agreement" means, with respect to any Person, any commodity price swap agreement, commodity price collar agreement, commodity price exchange agreement, currency hedge related to hydrocarbon sales, option or futures contract or other similar agreement or arrangement or hydrocarbon hedge contract or forward sale contract, in each case designed to protect such Person against fluctuations in commodity prices.

     "Consolidated Borrowing Base Amount" means an amount equal to the average of the sums, at the end of each of EOTT's four most recent fiscal quarters for which internal financial statements are

                                      S-67
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available, of (i) 30% of the book value of Eligible Accounts Receivable of EOTT and its Restricted Subsidiaries and (ii) 30% of the book value (calculated on a first in, first out basis) of the consolidated Inventory of EOTT and its Restricted Subsidiaries, in each case as determined in accordance with GAAP.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus:

          (1) an amount equal to any extraordinary loss of such Person and its Restricted Subsidiaries plus any net loss realized by such Person and its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

          (2) the provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

          (3) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs, fees and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts, and other fees and charges Incurred in respect of letter of credit or bankers' acceptance financings and net payments, if any, pursuant to Currency Agreements and Interest Rate Agreements), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

          (4) depreciation, depletion and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income (excluding any such expenses to the extent Incurred by a Person that is not a Restricted Subsidiary); minus

          (5) non-cash items (including non-cash gains resulting from "marking to market" any Hedging Obligations) increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP; plus

          (6) any non-cash deductions resulting from "marking to market" any Hedging Obligations.

     "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1) the aggregate Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary;

          (2) the aggregate Net Income (but not loss) of any Restricted Subsidiary that is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions directly or indirectly to such Person shall be included only to the extent of the amount of dividends or distributions paid in cash to such Person with respect to such period;

          (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

          (4) the cumulative effect of a change in accounting principles shall be excluded.

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     "Continuing Director" means, as of any date of determination, any member of the board of directors of EOTT who:

          (1) was a member of such board of directors on        ,   [the date of
     the conversion or exchange]; or

          (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

     "Credit Facilities" means, with respect to the issuer or any Restricted Subsidiary, one or more debt or commercial paper facilities (including the Amended and Restated Credit Agreement dated December 1, 1998, as amended as of March 17, 1999, between EOTT Energy Operating Limited Partnership, as borrower, and Enron Corp., as lender and the Commodity Repurchase Agreement dated February 28, 1998 between EOTT Energy Operating Limited Partnership and Standard Chartered Trade Services Corporation) providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or letters of credit or guarantees, in each case together with any extensions, revisions, refinancings or replacements thereof in whole or in part.

     "Currency Agreement" means, with respect to any Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement as to which such Person is a party or beneficiary and which is designed to protect such Person against fluctuations in currency exchange rates.

     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     "Disqualified Equity" means any Equity Interest (other than an API) that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date which is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Equity Interest that would constitute Disqualified Equity solely because the holders thereof have the right to require EOTT or a Restricted Subsidiary to repurchase such Equity Interests upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Equity if the terms of such Equity Interests provide that EOTT or Restricted Subsidiary may not repurchase or redeem any such Equity Interests pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "-- Certain Covenants -- Restricted Payments"; and provided further, that "Disqualified Equity" shall not include any Equity Interest that is solely redeemable with or solely exchangeable for Equity Interests of such Person that are not Disqualified Equity.

     "Eligible Accounts Receivable" means consolidated accounts receivable of EOTT and its Restricted Subsidiaries that are not more than 60 days past due under their scheduled payment terms.

     "Enron" means, Enron Corp., a Delaware corporation, and each Person that is a direct or indirect Subsidiary of Enron Corp.

     "Enron Agreements" means:

          (1) Amended and Restated Agreement of Limited Partnership of EOTT Energy Partners, L.P. dated as of March 25, 1994, as amended by Amendment No. 1 dated as of August 8, 1995, Amendment No. 2 dated as of July 16, 1996, Amendment No. 3 dated as of February 13, 1997, Amendment No. 4 dated as of November 30, 1998 and Amendment No. 5 dated as of December 7, 1998;

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          (2) Ancillary Agreement dated as of March 25, 1994, by and among Enron
     Corp., EOTT Energy Partners, L.P., EOTT Energy Operating Limited Partnership, EOTT Energy Pipeline Limited Partnership, EOTT Canada Limited Partnership, and EOTT Energy Corp.;

          (3) Agreement to Increase and Extend Distribution Support dated August 8, 1995, amending the Ancillary Agreement dated as of August 8, 1995, and as amended by Agreement to Extend Distribution Support dated November 5, 1997;

          (4) Amended and Restated Agreement of Limited Partnership of EOTT Operating Limited Partnership dated as of March 24, 1994;

          (5) Amended and Restated Agreement of Limited Partnership of EOTT Pipeline Limited Partnership dated as of March 24, 1994;

          (6) Amended and Restated Agreement of Limited Partnership of EOTT Canada Limited Partnership dated as of March 24, 1994;

          (7) Support Agreement dated September 21, 1998 between EOTT Energy Partners, L.P., EOTT Energy Operating Limited Partnership and Enron Corp.;

          (8) Amended and Restated Credit Agreement as of December 1, 1998 between EOTT Energy Operating Limited Partnership, as Borrower, and Enron Corp., as Lender, as amended by Amendment dated March 17, 1999; and

          (9) Amended and Restated Term Credit Agreement as of December 1, 1998 between EOTT Energy Operating Limited Partnership, as Borrower, and Enron Corp., as Lender, as amended by Amendment dated March 17, 1999.

     "EOTT" means EOTT Energy Partners, L.P., a Delaware limited partnership.

     "EOTT Energy Corp." means EOTT Energy Corp., a Delaware corporation, and its successors.

     "EOTT Finance" means EOTT Energy Finance Corp., a Delaware Corporation.

     "Equity Interests" means:

          (1) in the case of a corporation, corporate stock;

          (2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited);

          (3) in the case of an association or business entity, (other than a corporation, partnership or limited liability company) any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, and any rights (other than debt securities convertible into capital stock) warrants or options exchangeable for or convertible into such capital stock; and

          (5) all warrants, options or other rights to acquire any of the interests described in clauses (1)-(4) above (but excluding any debt security that is convertible into, or exchangeable for, any of the interests described in clauses (1)-(4) above).

     "Equity Offering" means any sale of Equity Interests of EOTT (excluding sales made to any Restricted Subsidiary and excluding sales of Disqualified Equity) (a) to the public pursuant to an effective registration statement under the Securities Act of 1933 or (b) in a private placement of Equity Interests of EOTT pursuant to an exemption from the registration requirements of the Securities Act of 1933.

     "Existing Indebtedness" means the aggregate principal amount of Indebtedness of EOTT and its Restricted Subsidiaries in existence on the date of the indenture.

     "Fixed Charges" means, with respect to any Person for any period, without duplication, (A) the sum of:

          (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs, fees and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts, and other fees and charges Incurred in respect of letter of credit or bankers' acceptance financings and net payments, if any, pursuant to Currency Agreements and Interest Rate Agreements; plus

          (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

          (3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

          (4) the product of (a) all dividend payments, whether or not in cash, on any series of Disqualified Equity of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of EOTT (other than Disqualified Equity) or to EOTT or a Restricted Subsidiary of EOTT, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; less

(B) to the extent included in (A) above, amortization or write-off of deferred financing costs of such Person and its Restricted Subsidiaries during such period and any charge related to, or any premium or penalty paid in connection with, Incurring any such Indebtedness of such Person and its Restricted Subsidiaries prior to its Stated Maturity.

In the case of both (A) and (B), such amounts will be determined after elimination of intercompany accounts among such Person and its Restricted Subsidiaries and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, assumes, guarantees, repays or redeems any Indebtedness (other than revolving credit borrowings not constituting a permanent commitment reduction) or issues or redeems Disqualified Equity subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence (and the application of the net proceeds thereof), assumption, guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of Disqualified Equity, as if the same had occurred at the beginning of the applicable four-quarter reference period (and if such Indebtedness is Incurred to finance the acquisition of assets, there shall be included pro forma net income for such assets computed as provided in clause (1) below, as if such assets had been acquired on the first day of such period).

     In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

          (1) acquisitions of businesses or assets (including, without limitation, a single asset, a division or segment or an entire company) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income; provided however, that the Consolidated Cash Flow generated by acquired assets for which no historical financial statements are available from the seller for the period prior to its acquisition shall be determined (in the reasonable and customary determination of the chief financial officer of EOTT and as submitted to and approved by the Board of Directors of the General Partner and set forth in an Officers' Certificate delivered to the trustee) (a) in the case of the acquisition of lease barrel contracts, on the basis of the number of annual (or annualized) lease barrels included in such assets times the Consolidated Cash Flow per lease barrel of EOTT and its Restricted Subsidiaries for the four-quarter reference period and (b) in the case of the acquisition of common carrier pipelines to the extent not included in clause (a), on the basis of (i) the then applicable tariff per barrel established by the Federal Energy Regulatory Commission (FERC), or other applicable governmental regulatory authority, as set forth in a schedule provided by the seller, on such pipelines multiplied by the amount of the volume transported for third parties over the four-quarter reference period (or the annualized average of third party volumes available from the seller, if volumes for the four-quarter reference period are not available from the seller) on such pipelines, less (ii) the amount of the volume transported for third parties over the four-quarter reference period (or the annualized average of third party volumes available from the seller, if volumes for the four-quarter reference period are not available from the seller) on such pipelines multiplied by the average operating cost (calculated on a basis consistent with EOTT's historical financial statements) per barrel for common carrier pipelines of EOTT and its Restricted Subsidiaries for the four-quarter reference period; provided that in the case of an acquisition or series of related acquisitions aggregating in excess of $55.0 million, such pro forma Consolidated Cash Flow shall be determined in accordance with this paragraph in writing by an accounting or investment banking firm of national standing;

          (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded;

          (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

          (4) interest on outstanding Indebtedness of the specified Person or any of its Restricted Subsidiaries as of the last day of the four-quarter reference period shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on such last day after giving effect to any Interest Rate Agreements with respect thereto then in effect; and

          (5) if interest on any Indebtedness Incurred by the specified Person or any of its Restricted Subsidiaries may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rates, then the interest rate in effect on the last day of the four-quarter reference period will be deemed to have been in effect during such period.

     "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements, and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the closing date of the offering of the notes initially sold under the indenture.

     "General Partner" shall mean EOTT Energy Corp., a Delaware corporation, and its successors and assigns as general partner of EOTT.

     "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner including, without limitation, by way of a pledge of assets, or through letters of credit or reimbursement, "claw-back," "make-well," or "keep-well" agreements in respect thereof, of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the net obligations (not the notional amount) of such Person under Commodity Hedging Agreements, Currency Agreements and Interest Rate Agreements.

     "Incur" means for any Person to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise. The term "Incurrence" when used as a noun shall have a correlative meaning.

     "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

          (1) borrowed money;

          (2) bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), other than standby and documentary letters of credit and performance and surety bonds issued by such Person in the ordinary course of business, to the extent not drawn;

          (3) banker's acceptances;

          (4) Capital Lease Obligations;

          (5) all Attributable Debt of such Person in respect of Sale and Lease-Back Transactions not involving a Capital Lease Obligation;

          (6) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable Incurred in the ordinary course of business;

          (7) Disqualified Equity; or

          (8) any Hedging Obligations other than Commodity Hedging Agreements entered into in the ordinary course of business and consistent with prior practice to hedge risk exposure in the operations, ownership of assets or the management of liabilities of EOTT and its Restricted Subsidiaries;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person, provided that a guarantee otherwise permitted by the indenture to be Incurred by EOTT or a Restricted Subsidiary of Indebtedness Incurred by EOTT or a Restricted Subsidiary in compliance with the terms of the indenture shall not constitute a separate Incurrence of Indebtedness.

     The amount of any Indebtedness outstanding as of any date shall be:

          (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

          (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

For purposes of clause (7) of the preceding paragraph, Disqualified Equity shall be valued at the maximum fixed redemption, repayment or repurchase price, which shall be calculated in accordance with the terms of such Disqualified Equity as if such Disqualified Equity were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture; provided, however, that if such Disqualified Equity is not then permitted by its terms to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Disqualified Equity. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any guarantees at such date; provided that for purposes of calculating the amount of any non-interest bearing or other discount security, such Indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer thereof dated such date prepared in accordance with GAAP, but that such security shall be deemed to have been Incurred only on the date of the original issuance thereof. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Interest Rate Agreement" means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates.

     "Inventory" means goods (including hydrocarbons) owned by a Person and held by that Person for sale that would be shown as inventory on a balance sheet of such Person prepared in accordance with GAAP and all documents of title covering such inventory, and shall specifically include all "inventory" as such term is defined in the Uniform Commercial Code.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender and commission, moving, travel and similar advances to officers and employees made in the ordinary course of business) or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under the "Limitation on Restricted Payments" covenant (i) "Investment" shall include the portion (proportionate to EOTT's Equity Interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of EOTT or any of its Restricted Subsidiaries at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, EOTT or such Restricted Subsidiary shall be deemed to continue to have a permanent "Investment" in such Subsidiary at the time immediately before the effectiveness of such redesignation less (y) the portion (proportionate to EOTT's or such Restricted Subsidiary's Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the General Partner. If EOTT or any Restricted Subsidiary of EOTT sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of EOTT such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of EOTT, EOTT shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Certain Covenants -- Restricted Payments."

     "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest, hypothecation, assignment for security, claim, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement or any lease in the nature thereof (including a Capital Lease Obligation and any Sale and Lease-Back Transaction), any option or other agreement to grant a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute) of any jurisdiction.

     "Net Income" means, with respect to any Person, the consolidated net income
(loss) of such Person and its Restricted Subsidiaries, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1) the aggregate gain (but not loss in excess of such aggregate gain), together with any related provision for taxes on such gain, realized in connection with:

             (a) any Asset Sale; or

             (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

          (2) the aggregate extraordinary gain (but not loss in excess of such aggregate extraordinary gain), together with any related provision for taxes on such aggregate extraordinary gain (but not loss in excess of such aggregate extraordinary gain).

     "Net Proceeds" means, with respect to any Asset Sale or sale of Equity Interests, the aggregate proceeds received by EOTT or any of its Restricted Subsidiaries in cash or Cash Equivalents in respect of any Asset Sale or sale of Equity Interests (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any such sale), net of, without duplication, (i) the direct costs relating to such Asset Sale or sale of Equity Interests, including, without limitation, brokerage commissions and legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, and any relocation expenses Incurred as a result thereof, (ii) taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale or sale of Equity Interests, (iii) all distributions and payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale and (iv) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such asset or assets or for liabilities associated with such Asset Sale or sale of Equity Interests and retained by EOTT or any of its Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to EOTT or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

     "Non-Recourse Debt" means Indebtedness as to which:

          (1) neither EOTT nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender of such Indebtedness;

          (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of EOTT or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

          (3) the lenders have been notified in writing that they will not have any recourse to the stock or assets of EOTT or any of its Restricted Subsidiaries;

provided that in no event shall Indebtedness of any Person which is not a Restricted Subsidiary fail to be Non-Recourse Debt solely as a result of any default provisions contained in a guarantee thereof by EOTT or any of its Restricted Subsidiaries provided that EOTT or such Restricted Subsidiary was otherwise permitted to Incur such guarantee pursuant to the indenture.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Operating Limited Partnership" shall mean EOTT Operating Limited Partnership, a Delaware limited partnership.

     "Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of EOTT Energy Partners, L.P., dated as of March 25, 1994, as such may be amended, modified or supplemented from time to time.

     "Permitted Business" means gathering, transporting (by barge, pipeline, ship, truck or other modes of hydrocarbon transportation), terminalling, storing, processing, blending, marketing, dehydrating and otherwise handling hydrocarbons, including, without limitation, constructing, owning and operating pipeline, dehydration, processing and other energy-related facilities, financing the production of hydrocarbons for sale to EOTT or one of its Restricted Subsidiaries and activities or services reasonably related or ancillary thereto, including entering into Hedging Obligations to support these businesses.

     "Permitted Investments" means:

          (1) any Investment in, or that results in the creation of, any Restricted Subsidiary of EOTT;

          (2) any Investment in EOTT or in a Restricted Subsidiary of EOTT (excluding redemptions, purchases, acquisitions or other retirements of Equity Interests in EOTT);

          (3) any Investment in cash or Cash Equivalents;

          (4) any Investment by EOTT or any of its Restricted Subsidiaries in a Person if as a result of such Investment:

             (a) such Person becomes a Restricted Subsidiary of EOTT; or

             (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, EOTT or a Restricted Subsidiary of EOTT;

          (5) any Investment made as a result of the receipt of consideration consisting of other than cash or Cash Equivalents from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales;"

          (6) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Equity) of EOTT;

          (7) payroll advances in the ordinary course of business and other advances and loans to officers and employees of EOTT or any of its Restricted Subsidiaries, so long as the aggregate principal amount of such advances and loans does not exceed $2.0 million at any one time outstanding;

          (8) Investments in stock, obligations or securities received in settlement of debts owing to EOTT or any of its Restricted Subsidiaries as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of EOTT or any such Restricted Subsidiary, in each case as to debt owing to EOTT or any of its Restricted Subsidiaries that arose in the ordinary course of business of EOTT or any such Restricted Subsidiary;

          (9) any Investment in Hedging Obligations;

          (10) any Investments in prepaid expenses, negotiable instruments held for collection and lease, utility, workers' compensation and performance and other similar deposits and prepaid expenses made in the ordinary course of business;

          (11) any Investments required to be made pursuant to any agreement or obligation of EOTT or any Restricted Subsidiary in effect on the date of the Indenture and listed on a schedule to the indenture; and

          (12) other Investments in any Person engaged in a Permitted Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) since the date of the indenture and existing at the time the Investment, which is the subject of the determination, was made, not to exceed $15.0 million.

     "Permitted Liens" means:

          (1) Liens securing the Indebtedness permitted to be Incurred under Credit Facilities;

          (2) easements, rights-of-way, restrictions, minor defects and irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of EOTT or its Restricted Subsidiaries;

          (3) Liens securing reimbursement obligations of EOTT or a Restricted Subsidiary with respect to letters of credit and guarantees by other persons encumbering only documents and other property relating to such letters of credit and the products and proceeds thereof;

          (4) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements (other than debt) of EOTT and its Restricted Subsidiaries;

          (5) Liens in favor of EOTT or any Restricted Subsidiary;

          (6) any interest or title of a lessor in the property subject to a Capital Lease Obligation permitted to be Incurred by clause the covenant described above under "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Equity;"

          (7) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with EOTT or any Restricted Subsidiary of EOTT, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with EOTT or such Restricted Subsidiary;

          (8) Liens on property existing at the time of acquisition thereof by EOTT or any Restricted Subsidiary of EOTT, provided that such Liens were in existence prior to the contemplation of such acquisition and relate solely to such property, accessions thereto and the proceeds thereof;

          (9) Liens to secure the performance of tenders, bids, leases, statutory obligations, surety or appeal bonds, government contracts, performance bonds or other obligations of a like nature Incurred in the ordinary course of business;

          (10) Liens on any property or asset acquired, constructed or improved by EOTT or any Restricted Subsidiary (a "Purchase Money Lien"), which (A) are in favor of the seller of such property or assets, in favor of the Person constructing or improving such asset or property, or in favor of the Person that provided the funding for the acquisition, construction or improvement of such asset or property, (B) are created within 360 days after the date of acquisition, construction or improvement, (C) secure the purchase price or construction or improvement cost, as the case may be, of such asset or property in an amount up to 100% of the fair market value (as determined by the Board of Directors of the General Partner) of such acquisition, construction or improvement of such asset or property, and (D) are limited to the asset or property so acquired, constructed or improved (and proceeds thereof, accessions thereto and upgrades thereof);

          (11) Liens to secure performance of Hedging Obligations of EOTT or a Restricted Subsidiary;

          (12) Liens existing on the date of the indenture and Liens to secure any extension, refinancing, renewal, replacement or defeasance of any Indebtedness or other obligations secured thereby; provided, however, that
     (A) such new Lien shall be limited to all or part of the same property that secured the original Indebtedness or obligation (plus improvements on such property); and (B) the Indebtedness or other obligation secured by such Lien at such time is not increased to any amount greater than the sum of: (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness or other obligation extended, refinanced, renewed, replaced or defeased at the time the original Lien became a Permitted Lien; and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such extension, refinancing, renewal, replacement or defeasance;

          (13) Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary owned by EOTT or any Restricted Subsidiary to the extent securing Non-Recourse Debt or Indebtedness (other than Permitted Debt) otherwise permitted by the first paragraph under "-- Certain Covenants
     -- Incurrence of Indebtedness and Issuance of Disqualified Equity;"

          (14) statutory and contractual Liens of landlords and warehousemen's, producer's, carriers', mechanics', suppliers', materialman's, repairmen's, or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

          (15) Liens Incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other similar types of social security, old age pension or public liability obligations;

          (16) Liens on pipelines or pipeline facilities that arise by operation of law;

          (17) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm out agreements, division orders, contracts for sale, transportation or exchange of oil and natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements arising in the ordinary course of EOTT's or any Restricted Subsidiary's business that are customary in the Permitted Business;

          (18) judgment and attachment Liens not giving rise to a Default;

          (19) Liens securing the Obligations of the issuers under the notes and the indenture and of the Subsidiary Guarantors under the Guarantees;

          (20) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

          (21) Liens arising from protective filings made in the appropriate office(s) for the filing of a financing statement in the applicable jurisdiction(s) in connection with any lease, consignment or similar transaction otherwise permitted hereby, which filings are made for the purpose of perfecting the interest of the secured party in the relevant items, if the transaction were subsequently classified as a sale secured lending arrangement;

          (22) Liens arising out of consignment or similar arrangements for sale of goods;

          (23) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods; and

          (24) Liens Incurred in the ordinary course of business of EOTT or any Restricted Subsidiary of EOTT with respect to obligations that do not exceed $5.0 million at any one time outstanding.

     "Permitted Refinancing Indebtedness" means any Indebtedness of EOTT or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of EOTT or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

          (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of necessary fees and expenses Incurred in connection therewith and any premiums paid on the Indebtedness refinanced);

          (2) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

          (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or the Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes or the Guarantees, as the case may be, on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

          (4) such Indebtedness is Incurred either by EOTT or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Rating Category" means:

          (1) with respect to Standard & Poor's Ratings Group, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories) and

          (2) with respect to Moody's Investors Service, Inc., any of the following categories: Aaa, Aa, A, Baa, Ba,, B, Caa, Ca, C and D (or equivalent successor categories).

     Rating Decline" means a decrease in the rating of the notes by either Moody's Investors Service, Inc. or Standard & Poor's Ratings Group by one or more gradations (including gradations within Rating Categories as well as between Rating Categories). In determining whether the rating of the notes has decreased by one or more gradations, gradations within Rating Categories, namely + and - for Standard & Poor's Ratings Group, and 1, 2 and 3 for Moody's Investors Service, Inc., will be taken into account; for example, in the case of Standard & Poor's Ratings Group, a rating decline either from BB+ to BB or BB-to B+ will constitute a decrease of one gradation.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" means any Subsidiary of EOTT that is not an Unrestricted Subsidiary. Notwithstanding anything in the indenture to the contrary, EOTT Finance shall be designated as a Restricted Subsidiary of EOTT.

     "Sale and Lease-Back Transaction" means an arrangement relating to property owned by EOTT or a Restricted Subsidiary on the Issue Date or thereafter acquired by EOTT or a Restricted Subsidiary whereby EOTT or a Restricted Subsidiary transfers such property to a Person and EOTT or a Restricted Subsidiary leases it from such Person.

     "Senior Debt" means:

          (1) all Indebtedness outstanding under Credit Facilities and all Currency Agreements and Interest Rate Agreements with respect thereto;

          (2) any other Indebtedness permitted to be Incurred by EOTT and the Restricted Subsidiaries under the terms of the indenture unless the instrument under which such Indebtedness is Incurred expressly provides that it is subordinated in right of payment to the notes; and

          (3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

          (1) any Indebtedness that is expressly subordinate or junior in right of payment to any Indebtedness of EOTT or any Subsidiary Guarantor;

          (2) any liability for federal, state, local or other taxes owed or owing by EOTT or any Subsidiary Guarantor;

          (3) any Indebtedness of EOTT or any of its Subsidiaries to any of its Subsidiaries or other Affiliates; or

          (4) any Indebtedness that is Incurred in violation of the indenture.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act and the Exchange Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person:

          (1) any corporation, association or other business entity (other than a partnership) of which more than 50% of the Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2) any partnership where (i) more than 50% of the Equity Interests (considering all partners' Equity Interests as a single class), is at the time owned or controlled, directly or indirectly, by such Person, one or more other Subsidiaries of such Person or a combination thereof and (ii) more than 50% of the general partner interests is at the time owned or controlled, directly or indirectly, by such Person, one or more other Subsidiaries of such Person, the general partner of such Person, or an Affiliate of the General Partner or a combination thereof;

     "Subsidiary Guarantors" means each of:

          (1) the Restricted Subsidiaries;

          (2) any other Subsidiary that executes a Guarantee in accordance with the provisions of the indenture; and

          (3) their respective successors and assigns.

Notwithstanding anything in the indenture to the contrary, EOTT Finance shall not be a Subsidiary Guarantor.

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged; (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or (ii) above, are not callable or redeemable at the option of the issuers thereof; or (iii) depository receipts issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt.

     "Unrestricted Subsidiary" means any Subsidiary of EOTT (other than EOTT Finance) that is designated by the Board of Directors of the General Partner as an Unrestricted Subsidiary pursuant to a Board Resolution, provided that, at the time of such designation, (x) no portion of the Indebtedness or other obligations of such Subsidiary (whether contingent or otherwise and whether pursuant to the terms of such Indebtedness or the terms governing the organization of such Subsidiary or by law) (A) is guaranteed by EOTT or any other Restricted Subsidiary, (B) is recourse to or obligates EOTT or any Restricted Subsidiary in any way (including any "claw-back," "keep-well," "make-well" or other agreements, arrangements or understandings to maintain the financial performance or results of operations of such Subsidiary or to otherwise infuse or contribute cash to such Subsidiary) or (C) subjects any property or assets of EOTT or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction of such Indebtedness, unless such Investment or Indebtedness is permitted by the provisions of the indenture described above under the captions "-- Certain Covenants -- Restricted Payments" and "-- Incurrence of Indebtedness and Issuance of Disqualified Equity," (y) no Equity Interests of a Restricted Subsidiary are held by such Subsidiary, directly or indirectly, and (z) the amount of EOTT's Investment, as determined at the time of such designation, in such Subsidiary from the date of the indenture to the date of such designation is treated as of the date of such designation as a Restricted Investment or Permitted Investment, as applicable.

     Any designation of a Subsidiary of EOTT as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the resolutions of the Board of Directors of the General Partner giving effect to such designation and an Officers' Certificate certifying that such designation compiled with the preceding conditions and was permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of EOTT as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Equity," EOTT shall be in default of such covenant. The Board of Directors of the General Partner may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an Incurrence or Indebtedness by a Restricted Subsidiary of EOTT of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Equity," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;
(2) no Default would be in existence following such designation; and (3) such Subsidiary signs a Subsidiary Guarantee.

     "Voting Stock" of any Person as of any date means the Equity Interests of such Person pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of any Person (irrespective of whether or not, at the time, Equity Interests of any other class or classes shall have, or might have, voting power by reason of the occurrence of any contingency) or, with respect to a partnership (whether general or limited), any general partner interest in such partnership.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary of which all of the outstanding Equity Interests (other than directors' qualifying shares, if any, or other ownership interests required by applicable law to be held by third parties) shall at the time be owned by EOTT and its Restricted Subsidiaries; provided that up to 1.1% of the Equity Interests of such Person may be owned by the General Partner or an Affiliate of the General Partner.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     On December 1, 1998, we increased our existing credit facility with Enron to provide us with additional credit support in the form of guarantees, letters of credit and working capital loans through December 31, 2001. The total amount of the Enron credit facility is $1.0 billion and contains sublimits on the availability of credit support of $100.0 million for working capital loans and $900.0 million for guarantees and letters of credit. Letter of credit fees are based on actual charges by the banks which range from 0.20% - 0.375% per annum. Interest on outstanding loans is charged at LIBOR plus 2.50% per annum.

     The Enron credit facility is subject to defined borrowing base limitations relating to our activities and to the maintenance and protection of the collateral. The borrowing base is the sum of cash and cash equivalents, specified percentages of eligible receivables, inventory, and products contracted for or delivered but not billed. The Enron credit facility permits distributions to unitholders subject to certain limitations based on our earnings and other factors. These covenants and restrictions are not expected to materially affect our ability to operate the ongoing partnership business.

     The Enron credit facility is secured by a first priority lien on and security interest in all of our receivables and inventory. The Enron credit facility is non-recourse to our general partner and its assets. We are restricted from entering into additional financing arrangements without the prior approval of Enron. Enron has approved the issuance of the notes offered hereby.

     At June 30, 1999, we had $89.9 million in letters of credit, $289.5 million in guarantees provided by Enron, and $267.2 million in loans outstanding from Enron at an average annual interest rate of approximately 8.14%.

     At June 30, 1999, we had outstanding forward commodity repurchase agreements of approximately $90.0 million. Under these agreements, the purchaser only has title to the crude oil used as security under the repurchase agreements. There are no rights to any of our other assets. Pursuant to the agreements, which had terms of thirty days, we repurchased the crude oil inventory on July 20, 1999 for approximately $90.4 million. The crude oil repurchase agreements are used for short-term liquidity needs and allow us to finance the storage of crude oil. We sell crude oil to the financial institution on a spot basis and agree to repurchase the crude oil at the same price plus a premium which, in the past, has been approximately LIBOR plus 0.75%. We store the crude oil we sell as an agent for the financial institution. Each repurchase agreement is settled at the end of 30 days, and can be renewed monthly; however, either party may terminate the repurchase agreement. While the repurchase agreements have default, cross-default, and acceleration provisions, there are no maintenance or financial covenants associated with the agreements.

                CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax consequences of the acquisition, ownership and disposition of notes. The following discussion does not discuss all of the aspects of federal income taxation that may be relevant to a prospective holder of the notes in light of the holder's particular circumstances or to certain types of holders who are subject to special treatment under the federal income tax laws (including persons who hold the notes as part of a conversion, straddle or hedge, dealers in securities, insurance companies, tax-exempt organizations, financial institutions, broker-dealers and S corporations). Further, this discussion pertains only to U.S. Holders and Non-U.S. Holders that purchase notes in the initial offering at the public offering price and that will hold the notes as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). A "U.S. Holder" is a beneficial owner of notes that is (i) an individual who is a citizen or resident of the United States,
(ii) a corporation or other entity that is taxable as a corporation created or organized in the United States or under the laws of the United States or of any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is any beneficial owner of notes other than a U.S. Holder. If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships that hold notes should consult their tax advisors as to the particular tax consequences to them.

     This discussion is based upon provisions of the Code, Treasury Regulations (the "Regulations"), rulings and pronouncements issued by the Internal Revenue Service ("IRS") and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect U.S. Holders and Non-U.S. Holders. We have not sought and will not seek any rulings from the IRS or opinions from counsel with respect to the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes which are different from those discussed herein. ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE NOTES.

U.S. HOLDERS

Payments of Interest

     Stated interest paid on each note held by a U.S. Holder will generally be taxable in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. The notes are not expected to be issued with "original issue discount" for United States federal income tax purposes.

Sale, Redemption or Other Taxable Disposition of the Notes

     The sale, redemption or other taxable disposition of a note will result in the recognition of gain or loss to the U.S. Holder in an amount equal to the difference, if any, between (i) the amount realized upon the disposition or redemption and (ii) the U.S. Holder's adjusted tax basis in such note. A U.S. Holder's tax basis for determining gain or loss on the disposition or redemption of a note generally will be the cost of such note to such U.S. Holder, subject to certain adjustments. Such gain or loss will be capital gain or loss (except to the extent the sale proceeds represents interest that has accrued on the note but has not yet been paid or included in income by the U.S. Holder, to which extent such proceeds would be treated as ordinary interest income). In the case of an individual U.S. Holder, such capital gain generally will be long term capital gain or loss and generally will be subject to a maximum U.S. federal income tax rate of 20% if the individual has held the note for more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors in this regard.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to any payments on the notes made to U.S. Holders other than certain exempt recipients (such as corporations) and to proceeds realized by such holders on the sale or other disposition of the notes. A 31% backup withholding tax will apply to such amounts only if the U.S. Holder: (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividend income, or (iv) fails under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a refund or as a credit against such holder's federal income tax liability, provided that the required information is furnished to the IRS. Certain penalties may be imposed by the IRS on a U.S. Holder who is required to supply information but who does not do so in the proper manner. U.S. Holders of the notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

Withholding Taxes

     Generally, payments of principal and interest on the notes to a Non-U.S. Holder will not be subject to U.S. withholding taxes. This exemption does not apply to a Non-U.S. Holder of notes that (i) owns 10% or more of the units in the partnership, (ii) is a "controlled foreign corporation" related to the partnership, or (iii) is a bank making a loan in the ordinary course of its business.

     In addition, for the exemption from withholding taxes to apply, a Non-U.S. Holder must (i) provide its name, address, and a signed statement that it is the beneficial owner of the note and is not a U.S. Holder, (ii) claim an exemption from withholding tax under an applicable tax treaty or (iii) claim an exemption from withholding tax on the ground that the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. In order to satisfy one of these requirements, the Non-U.S. Holder, or in certain cases, the Non-U.S. Holder's agent, must file an IRS Form W-8, Form W-8BEN, Form W-8ECI, Form 1001 or Form 4224 (or successor forms), as applicable.

     Non-U.S. Holders should consult their tax advisors about the specific methods for satisfying these requirements. These procedures will change on January 1, 2001. In addition, a claim for exemption will not be valid if the person receiving the applicable form has actual knowledge that the statements on the form are false.

  Sale or Retirement of Notes

     Non-U.S. holders will not be subject to federal income tax upon the sale or other disposition of a note unless (i) the gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the U.S., (ii) the Non-U.S. Holder is an individual, is present in the U.S. for at least 183 days during the year in which it disposes of the note, and certain other conditions are satisfied or (iii) the gain represents accrued interest, in which case the rules for interest would apply.

  U.S. Trade or Business

     If a Non-U.S. Holder holds a note in connection with the conduct of a trade or business in the U.S., any interest on the note, and any gain from disposing of the note, generally will be subject to income tax under the rules applicable to a U.S. Holder. In addition, a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to the "branch profits tax" on its earnings that are connected with its U.S. trade or business, including earnings from the note. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

  Estate Taxes

     Individual Non-U.S. Holders will not be subject to U.S. estate tax with respect to notes beneficially owned by them at the time of their death. However, this rule only applies if, at the time of such Non-U.S. Holder's death, payments on the notes were not connected to a trade or business in the U.S.

  Information Reporting and Backup Withholding

     U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. Holders as follows:

     - Principal and interest payments received by a Non-U.S. Holder will be automatically exempt from the usual rules if the holder provides the tax certifications needed to avoid withholding tax on interest, as described above. The exemption does not apply if the recipient of the applicable form knows that the form is false. In addition, interest payments made to Non-U.S. Holders will be reported to the IRS on form 1042-S.

     - Sale proceeds received on a sale of notes through a broker may be subject to information reporting and/or backup withholding if the Non-U.S. Holder is not eligible for an exemption. In particular, information reporting and backup withholding may apply if the sale is effected through the U.S. office of a broker, and information reporting (but not backup withholding) may apply if the sale is effected through the foreign office of a broker that has certain connections to the U.S. Non-U.S. Holders should consult their tax advisors concerning information reporting and backup withholding on a sale.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter.

                                                               PRINCIPAL AMOUNT
NAME                                                               OF NOTES
----                                                           ----------------
ING Barings LLC.............................................     $
Lehman Brothers Inc.........................................
PaineWebber Incorporated....................................
                                                                 ------------
          Total.............................................     $235,000,000
                                                                 ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in the offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer the notes inside the United States directly and outside the United States through their selling agents.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not in excess of % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess
of   % of the principal amount of the notes on sales to certain other dealers.
After the initial offering of the notes to the public, the public offering price and concessions may be changed by the underwriters.

     In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when ING Barings LLC, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     The underwriters have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P., will pass upon the validity of the notes offered in this prospectus supplement. The underwriters are represented by Cravath, Swaine & Moore.

                                    EXPERTS

     The audited consolidated financial statements and schedule of EOTT Energy Partners, L.P. as of December 31, 1998 and 1997, and for the three years in the period ended December 31, 1998, incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     With respect to the unaudited interim financial information for the three and six month periods ended June 30, 1999 and 1998, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

                         INDEX TO FINANCIAL STATEMENTS

Unaudited Financial Statements
  Report of Independent Public Accountants..................    F-2
  Condensed Consolidated Statements of Operations
     (unaudited) --
     Three Months Ended June 30, 1999 and 1998 and Six
     Months Ended June 30, 1999 and 1998....................    F-3
  Condensed Consolidated Balance Sheets (unaudited) --
     June 30, 1999 and December 31, 1998....................    F-4
  Condensed Consolidated Statements of Cash Flows
     (unaudited)  --
     Six Months Ended June 30, 1999 and 1998................    F-5
  Condensed Consolidated Statement of Partners' Capital
     (unaudited) --
     Six Months Ended June 30, 1999.........................    F-6
  Notes to Condensed Consolidated Financial Statements......    F-7
Audited Financial Statements
  Report of Independent Public Accountants..................   F-17
  Consolidated Statements of Operations --
     Years Ended December 31, 1998, 1997 and 1996...........   F-18
  Consolidated Balance Sheets --
     December 31, 1998 and 1997.............................   F-19
  Consolidated Statements of Cash Flows --
     Years Ended December 31, 1998, 1997 and 1996...........   F-20
  Consolidated Statements of Partners' Capital --
     Years Ended December 31, 1998, 1997 and 1996...........   F-21
  Notes to Consolidated Financial Statements................   F-22
Supplemental Schedule
  Schedule II -- Valuation and Qualifying Accounts and
     Reserves...............................................    A-1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To EOTT Energy Partners, L.P.,

     We have reviewed the accompanying condensed consolidated balance sheet of EOTT Energy Partners, L.P., a Delaware limited partnership, as of June 30, 1999, and the related condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 1999 and 1998, and the condensed consolidated statements of cash flows for the six-month periods ended June 30, 1999 and 1998. These financial statements are the responsibility of the Partnership's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of EOTT Energy Partners, L.P. as of December 31, 1998, and, in our report dated February 15, 1999, we expressed an unqualified opinion on that statement. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1998, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
August 13, 1999

                           EOTT ENERGY PARTNERS, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
                                  (UNAUDITED)

                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                      JUNE 30,                  JUNE 30,
                                               -----------------------   -----------------------
                                                  1999         1998         1999         1998
                                               ----------   ----------   ----------   ----------
Revenue......................................  $2,259,303   $1,231,875   $3,692,460   $2,571,279
Cost of Sales................................   2,203,606    1,202,719    3,583,967    2,514,576
                                               ----------   ----------   ----------   ----------
Gross Margin.................................      55,697       29,156      108,493       56,703
Expenses
  Operating expenses.........................      38,632       23,435       74,815       46,825
  Depreciation and amortization..............       8,350        4,564       16,490        9,078
                                               ----------   ----------   ----------   ----------
          Total..............................      46,982       27,999       91,305       55,903
                                               ----------   ----------   ----------   ----------
Operating Income.............................       8,715        1,157       17,188          800
Other Income (Expense)
  Interest income............................         145          171          320          342
  Interest and related charges...............      (7,318)      (2,033)     (13,820)      (3,823)
  Other, net.................................         640         (569)       1,028         (316)
                                               ----------   ----------   ----------   ----------
          Total..............................      (6,533)      (2,431)     (12,472)      (3,797)
                                               ----------   ----------   ----------   ----------
Net Income (Loss) Before Cumulative Effect of
  Accounting Change..........................       2,182       (1,274)       4,716       (2,997)
Cumulative Effect of Accounting Change (Note
  9).........................................          --           --        1,747           --
                                               ----------   ----------   ----------   ----------
Net Income (Loss)............................  $    2,182   $   (1,274)  $    6,463   $   (2,997)
                                               ==========   ==========   ==========   ==========
Basic Net Income (Loss) Per Unit (Note 4)
  Common.....................................  $     0.09   $    (0.06)  $     0.24   $    (0.15)
                                               ==========   ==========   ==========   ==========
  Subordinated...............................  $     0.09   $    (0.07)  $     0.31   $    (0.16)
                                               ==========   ==========   ==========   ==========
Diluted Net Income (Loss) Per Unit (Note
  4).........................................  $     0.09   $    (0.07)  $     0.26   $    (0.16)
                                               ==========   ==========   ==========   ==========
Number of Units Outstanding for Diluted
  Computation................................      23,976       18,830       23,976       18,830
                                               ==========   ==========   ==========   ==========

                  The accompanying notes are an integral part
             of these condensed consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                               JUNE 30,    DECEMBER 31,
                                                                 1999          1998
                                                              ----------   ------------
Current Assets
  Cash and cash equivalents.................................  $    3,652     $  3,033
  Trade and other receivables, net of allowance for doubtful
     accounts of $1,732 and $1,860 respectively.............     649,824      403,335
  Inventories...............................................     102,580      137,545
  Other.....................................................      62,837       30,328
                                                              ----------     --------
          Total current assets..............................     818,893      574,241
                                                              ----------     --------
Property, Plant & Equipment, at cost........................     543,040      497,807
  Less: Accumulated depreciation............................     126,431      112,568
                                                              ----------     --------
          Net property, plant & equipment...................     416,609      385,239
                                                              ----------     --------
Other Assets, net of amortization...........................       5,533        6,340
                                                              ----------     --------
          Total Assets......................................  $1,241,035     $965,820
                                                              ==========     ========
                           LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities
  Trade accounts payable....................................  $  768,342     $524,822
  Accrued taxes payable.....................................       8,761        5,192
  Short-term borrowings -- affiliate........................      50,200       28,297
  Bridge loan -- affiliate..................................      42,000       42,000
  Term loan -- affiliate....................................     175,000      175,000
  Repurchase agreements.....................................      89,998       83,016
  Other.....................................................      14,229        9,983
                                                              ----------     --------
          Total current liabilities.........................   1,148,530      868,310
                                                              ----------     --------
Long-Term Liabilities.......................................         153           --
                                                              ----------     --------
Commitments and Contingencies (Note 8)
Additional Partnership Interests (Note 6)...................       2,547       21,928
                                                              ----------     --------
Partners' Capital
  Common Unitholders........................................      41,123       14,472
  Special Unitholders.......................................          --       21,092
  Subordinated Unitholders..................................      41,064       38,315
  General Partner...........................................       7,618        1,703
                                                              ----------     --------
          Total Partners' Capital...........................      89,805       75,582
                                                              ----------     --------
          Total Liabilities and Partners' Capital...........  $1,241,035     $965,820
                                                              ==========     ========

                  The accompanying notes are an integral part
             of these condensed consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Reconciliation of net income (loss) to net cash provided
     by (used in) operating activities --
  Net income (loss).........................................  $   6,463   $  (2,997)
  Depreciation..............................................     15,456       8,063
  Amortization of intangible assets.........................      1,034       1,015
  Gains on disposal of assets...............................       (436)        (77)
  Changes in components of working capital --
     Receivables............................................   (246,489)     65,824
     Inventories............................................     34,965      28,020
     Other current assets...................................    (32,509)     (2,906)
     Trade accounts payable.................................    243,520    (141,397)
     Accrued taxes payable..................................      3,569        (514)
     Other current liabilities..............................        527       3,436
  Other assets and liabilities..............................         52         397
                                                              ---------   ---------
Net Cash Provided By (Used In) Operating Activities.........     26,152     (41,136)
                                                              ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of property, plant and equipment.......        548         640
  Acquisitions..............................................    (33,000)         --
  Additions to property, plant and equipment................    (10,064)     (3,268)
  Other, net................................................         --          24
                                                              ---------   ---------
Net Cash Used In Investing Activities.......................    (42,516)     (2,604)
                                                              ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in short-term
     borrowings -- affiliate................................     21,903     (41,400)
  Increase in repurchase agreements.........................      6,982      89,540
  Distributions to Unitholders..............................    (14,168)    (11,400)
  Issuance of Additional Partnership Interests..............      2,547       6,677
  Other, net................................................       (281)       (319)
                                                              ---------   ---------
Net Cash Provided By Financing Activities...................     16,983      43,098
                                                              ---------   ---------
Increase (Decrease) In Cash and Cash Equivalents............        619        (642)
Cash and Cash Equivalents, Beginning of Period..............      3,033       3,737
                                                              ---------   ---------
Cash and Cash Equivalents, End of Period....................  $   3,652   $   3,095
                                                              =========   =========
Supplemental Cash Flow Information:
  Interest paid.............................................  $  13,464   $   3,944
                                                              =========   =========

                  The accompanying notes are an integral part
             of these condensed consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

             CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                      COMMON        SPECIAL     SUBORDINATED   GENERAL
                                                    UNITHOLDERS   UNITHOLDERS   UNITHOLDERS    PARTNER
                                                    -----------   -----------   ------------   -------
Partners' Capital at December 31, 1998............   $ 14,472      $ 21,092       $38,315      $1,703
Net income........................................      2,947           618         2,749         149
Cash distributions................................    (12,495)       (1,416)           --        (257)
Contribution of Additional Partnership
  Interests.......................................     15,905            --            --       6,023
Conversion of Special Units.......................     20,294       (20,294)           --          --
                                                     --------      --------       -------      ------
Partners' Capital at June 30, 1999................   $ 41,123      $     --       $41,064      $7,618
                                                     ========      ========       =======      ======

                  The accompanying notes are an integral part
             of these condensed consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     In connection with a reorganization of the business conducted by EOTT Energy Corp., an indirect wholly-owned subsidiary of Enron Corp. ("Enron"), into limited partnership form and a concurrent initial public offering of Common Units of EOTT Energy Partners, L.P. ("EOTT" or the "Partnership") effective March 24, 1994, the net assets of EOTT Energy Corp., its wholly-owned foreign subsidiary, EOTT Energy Ltd., and Enron Products Marketing Company ("EPMC") were acquired by three operating limited partnerships in which the Partnership is directly or indirectly the 99% limited partner. EOTT Energy Corp., a Delaware corporation, serves as the General Partner of the Partnership and its related operating limited partnerships. The accompanying condensed consolidated financial statements and related notes present the financial position as of June 30, 1999 and December 31, 1998, the results of operations for the three and six months ended June 30, 1999 and 1998, cash flows for the six months ended June 30, 1999 and 1998 and changes in partners' capital for the six months ended June 30, 1999. For the three and six months ended June 30, 1999 and 1998, traditional net income (loss) and comprehensive income (loss) are the same.

     On March 24, 1994, the General Partner completed an initial public offering of 10 million Common Units at $20.00 per unit, representing limited partner interests in the Partnership. In addition to its aggregate approximate 2% general partner interest in the Partnership, the General Partner owns an approximate 29% subordinated limited partner interest. Enron, through its ownership of EOTT Common Units, directly holds an approximate 14% interest in the Partnership.

     The financial statements included herein have been prepared by the Partnership without audit pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, they reflect all adjustments (which consist solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial results for interim periods. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Partnership believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC.

     Certain reclassifications have been made to prior period amounts to conform with the current period presentation.

2. ACQUISITION OF ASSETS

     On July 1, 1998, the Partnership acquired crude oil gathering and transportation assets in West Texas and New Mexico from Koch Pipeline Company, L.P., a subsidiary of Koch Industries, Inc., and Koch Oil Company, a division of Koch Industries, Inc. (collectively "Koch"). The purchase price was approximately $28.5 million and was financed with short-term borrowings from Enron.

     On December 1, 1998, the Partnership acquired certain additional crude oil gathering and transportation assets (the "Assets"), in key oil producing regions from Koch. The total purchase price of the Assets was $235.6 million, which included consideration of $184.5 million in cash, 2,000,000 Common Units, 2,000,000 Subordinated Units and $11.4 million in transaction costs. EOTT financed the majority of the purchase price through short-term borrowings from Enron. See additional discussion regarding Enron financing in Note 3.

     On May 1, 1999, EOTT acquired crude oil transportation and storage assets in West Texas and New Mexico from Texas-New Mexico Pipeline Company which included approximately 1,800 miles of common

                           EOTT ENERGY PARTNERS, L.P.

carrier crude oil pipelines. EOTT paid $33 million in cash and financed the acquisition using short-term borrowings from Enron.

3. CREDIT RESOURCES AND LIQUIDITY

     In 1995, Enron agreed to provide credit support to the Partnership in the form of guarantees, letters of credit, loans and letters of indemnity. The total amount of the credit support was $600 million, as amended December 19, 1996, had a maturity of March 31, 1999 and was replaced with a new facility on December 1, 1998 as discussed below. As amended, the agreement contained sublimits of $100 million for working capital loans and $200 million for letters of credit. Letter of credit fees were based on actual charges by the banks, which ranged from
 .20% -- .375% per annum. Interest on outstanding loans was charged at the London Interbank Offering Rate ("LIBOR") plus 25 basis points per annum. At December
31, 1997, EOTT had a note payable of $39.3 million with Enron under a financing arrangement for acquisitions and other capital projects. This financing was provided at a rate of LIBOR plus 30 basis points per annum. The maturity date of the note was March 31, 1999, and the note was redeemed and reissued under the term loan discussed below.

     On December 1, 1998, Enron increased its existing credit facility with the Partnership to provide additional credit support in the form of guarantees, letters of credit and working capital loans through December 31, 2001. The total amount of the Enron facility is $1.0 billion, and it contains sublimits of $100 million for working capital loans and $900 million for guarantees and letters of credit. Letter of credit fees are based on actual charges by the banks which range from .20% -- .375% per annum. Interest on outstanding loans is charged at LIBOR plus 250 basis points per annum.

     The Enron facility is subject to defined borrowing base limitations relating to the Partnership's activities and to the maintenance and protection of the collateral. The Enron facility permits distributions to Unitholders subject to certain limitations based on the Partnership's earnings and other factors. These covenants and restrictions are not expected to materially affect the Partnership's ability to operate its ongoing business.

     At June 30, 1999 and December 31, 1998, EOTT had a term loan of $175 million outstanding with Enron under a financing arrangement to fund a portion of the cash consideration paid to Koch for the assets purchased in 1998 and to refinance indebtedness incurred in prior acquisitions. The term loan matures on December 31, 1999. The interest rate on the term loan is LIBOR plus 300 basis points.

     The Enron facility and term loan are secured by a first priority lien on and security interest in all receivables and inventory of the Partnership. The borrowing base is the sum of cash and cash equivalents, specified percentages of eligible receivables, inventory, and products contracted for or delivered but not billed. The Enron facility and term loan are non-recourse to the General Partner and the General Partner's assets. The Partnership is restricted from entering into additional financing arrangements without the prior approval of Enron.

     In addition, at June 30, 1999 and December 31, 1998, EOTT had $42.0 million of debt outstanding with Enron under a $100 million bridge loan to finance a portion of the cash consideration for the acquisition of assets from Koch. The interest rate on the bridge loan is initially LIBOR plus 400 basis points. At the end of each three-month period, the spread on the bridge loan will increase by 25 basis points. The bridge loan is unsecured and matures on December 31, 1999.

     As discussed above, the interim bridge loan ($42 million) and term loan ($175 million) provided by Enron are due December 31, 1999. The General Partner intends to access the debt and/or equity markets later this year to refinance the bridge loan and term loan.

                           EOTT ENERGY PARTNERS, L.P.

     The General Partner believes that the Enron facility, bridge loan, term loan and subsequent refinancing discussed previously will be sufficient to support the Partnership's crude oil purchasing activities and working capital and liquidity requirements. No assurance, however, can be given that the General Partner will not be required to reduce or restrict the Partnership's gathering and marketing activities because of limitations on its ability to obtain credit support and financing for its working capital needs.

     The Partnership's ability to obtain letters of credit to support its purchases of crude oil or other petroleum products is fundamental to the Partnership's gathering and marketing activities. Additionally, EOTT has a significant need for working capital due to the large dollar volume of marketing transactions in which it engages. Any significant decrease in the Partnership's financial strength, regardless of the reason for such decrease, may increase the number of transactions requiring letters of credit or other financial support, may make it more difficult for the Partnership to obtain such letters of credit, and/or may increase the cost of obtaining them. This could in turn adversely affect the Partnership's ability to maintain or increase the level of its purchasing and marketing activities or otherwise adversely affect the Partnership's profitability and Available Cash as defined in the Partnership Agreement and amendments thereto.

     At December 31, 1998, EOTT had outstanding forward commodity repurchase agreements of approximately $83.0 million. Pursuant to the agreements, which had terms of thirty days, EOTT repurchased the crude oil inventory on January 20, 1999 for approximately $83.4 million. At June 30, 1999, EOTT had outstanding forward commodity repurchase agreements of approximately $90.0 million. Pursuant to the agreements, which had terms of thirty days, EOTT repurchased the crude oil inventory on July 20, 1999 for approximately $90.4 million.

     Generally, the Partnership will distribute 100% of its Available Cash within 45 days after the end of each quarter to Unitholders of record and to the General Partner. Available Cash consists generally of all of the cash receipts of the Partnership adjusted for its cash distributions and net changes to reserves. The full definition of Available Cash is set forth in the Partnership Agreement and amendments thereto, forms of which have been filed as exhibits to the Annual Report on Form 10-K. Distributions of Available Cash to the Subordinated Unitholders are subject to the prior rights of the Common Unitholders to receive the Minimum Quarterly Distribution ("MQD") for each quarter during the Subordination Period, and to receive any arrearages in the distribution of the MQD on the Common Units for prior quarters during the Subordination Period.

     MQD is $0.475 per Unit ($1.90 annualized). Enron has committed to provide total cash distribution support in exchange for Additional Partnership Interests ("APIs") in an amount necessary to pay MQDs, with respect to quarters ending on or before December 31, 2001, in an amount up to an aggregate of $29 million ($26.5 million of which remains available).

     The Partnership Agreement authorizes EOTT to cause the Partnership to issue additional limited partner interests, the proceeds from which could be used to provide additional funds for acquisitions or other Partnership needs.

                           EOTT ENERGY PARTNERS, L.P.

4. EARNINGS PER UNIT

     Net income (loss) shown in the tables below excludes the approximate two percent interest of the General Partner. Earnings (loss) per unit are calculated as follows (in millions, except per unit amounts):

                                                      THREE MONTHS ENDED JUNE 30,
                                         -----------------------------------------------------
                                                   1999                        1998
                                         ------------------------   --------------------------
                                          NET      WTD.               NET      WTD.
                                         INCOME   AVERAGE    PER    INCOME    AVERAGE    PER
                                         (LOSS)    UNITS    UNIT    (LOSS)     UNITS     UNIT
                                         ------   -------   -----   -------   -------   ------
Basic(1)
  Common...............................  $1,336   14,976    $0.09   $  (760)  11,830    $(0.06)
  Subordinated.........................  $  803    9,000    $0.09   $  (488)   7,000    $(0.07)
Diluted(2).............................  $2,139   23,976    $0.09   $(1,248)  18,830    $(0.07)

                                                       SIX MONTHS ENDED JUNE 30,
                                         -----------------------------------------------------
                                                   1999                        1998
                                         ------------------------   --------------------------
                                          NET      WTD.               NET      WTD.
                                         INCOME   AVERAGE    PER    INCOME    AVERAGE    PER
                                         (LOSS)    UNITS    UNIT    (LOSS)     UNITS     UNIT
                                         ------   -------   -----   -------   -------   ------
Basic(1)
  Common...............................  $3,565   14,976    $0.24   $(1,821)  11,830    $(0.15)
  Subordinated.........................  $2,749    9,000    $0.31   $(1,116)   7,000    $(0.16)
Diluted(2).............................  $6,314   23,976    $0.26   $(2,937)  18,830    $(0.16)

---------------

(1) Net income (loss), excluding the two percent General Partner interest, has been apportioned to each class of Unitholder based on the ownership of total Units outstanding which is also reflected on the Statement of Partners' Capital, and Special Units are considered Common Units during the periods in which they are outstanding. Due to a negative capital account balance for the Common Unitholders during the second and third quarters of 1998, the loss allocated to the Common Unitholders attributable to these periods was reallocated to the remaining Unitholders based on their ownership percentage. The allocated loss was fully recouped by the Unitholders allocated the additional losses in the first quarter of 1999.

(2) The diluted earnings (loss) per unit calculation assumes the conversion of Subordinated Units into Common Units.

     Per unit information related to the net income before cumulative effect of accounting change and cumulative effect of the change in accounting principle for the six months ended June 30, 1999 is as follows:

                                                         SIX MONTHS ENDED JUNE 30, 1999
                                                         -------------------------------
                                                                 BASIC
                                                         ---------------------
                                                         COMMON   SUBORDINATED   DILUTED
                                                         ------   ------------   -------
Net Income Before Cumulative Effect of Accounting
  Change...............................................  $0.17       $0.24        $0.19
Cumulative Effect of Accounting Change.................   0.07        0.07         0.07
                                                         -----       -----        -----
Net Income.............................................  $0.24       $0.31        $0.26
                                                         =====       =====        =====

                           EOTT ENERGY PARTNERS, L.P.

5. PARTNERS' CAPITAL

     The following is a reconciliation of Units outstanding for the six months ended June 30, 1999.

                                                        COMMON      SPECIAL     SUBORDINATED
                                                        UNITS        UNITS         UNITS
                                                      ----------   ----------   ------------
Units Outstanding at December 31, 1998..............  11,996,000    2,980,011    9,000,000
Conversion of Special Units into Common Units.......   2,980,011   (2,980,011)          --
                                                      ----------   ----------    ---------
Units Outstanding at June 30, 1999..................  14,976,011           --    9,000,000
                                                      ==========   ==========    =========

     On February 12, 1999, the Partnership obtained approval of proposals presented at a Special Meeting of Unitholders. Approval of these proposals, among other things, (a) authorized the Partnership to issue an additional 10 million Common Units to raise cash to reduce indebtedness, for acquisitions and other Partnership purposes, (b) changed the terms of the Special Units so that they became convertible into Common Units and (c) resulted in an increase in Enron's distribution support to $29 million and an extension of the support through the fourth quarter of 2001. As a result of the approval of the proposals, Enron contributed the $21.9 million in APIs outstanding pursuant to its commitment made in connection with the Support Agreement discussed in Note 6.

6. TRANSACTIONS WITH ENRON AND RELATED PARTIES

     Revenue and Cost of Sales. A summary of revenue and cost of sales with Enron and its affiliates are as follows (in thousands):

                                                THREE MONTHS ENDED     SIX MONTHS ENDED
                                                     JUNE 30,              JUNE 30,
                                                -------------------   ------------------
                                                  1999       1998       1999      1998
                                                ---------   -------   --------   -------
Sales to affiliates...........................  $  4,449    $3,284    $  5,004   $ 9,994
Purchases from affiliates.....................   260,513     7,419     262,761    14,830

     Revenue in 1999 and 1998 consists primarily of crude oil sales to Enron Reserve Acquisition Corp. and natural gas liquids sales to Enron Gas Liquids, Inc. Cost of sales consists primarily of crude oil and condensate purchases from Enron Oil & Gas Company, Enron Capital & Trade Resources, and Enron Reserve Acquisition Corp. and natural gas liquids purchases from Enron Gas Liquids, Inc. These transactions, in the opinion of management, are no less favorable than can be obtained from unaffiliated third parties.

     Related party receivables at June 30, 1999 and December 31, 1998 were $1.1 million and $0.2 million, respectively, and are classified as trade and other receivables. Related party payables at June 30, 1999 and December 31, 1998 were $1.8 million and $1.6 million, respectively, and are classified as trade accounts payable.

     Support Agreement. Pursuant to a Support Agreement dated September 21, 1998
(a) Enron agreed to make loans to the Partnership to fund the cash portion of the consideration paid to Koch for the Assets at closing as discussed in Note 2 and to refinance indebtedness incurred in a prior acquisition of assets from Koch on July 1, 1998, (b) Enron agreed to increase and extend the Partnership's credit facility with Enron to $1 billion through December 31, 2001, (c) the Partnership agreed to issue 1,150,000 Special Units to Enron, (d) Enron agreed to contribute $21.9 million in APIs to the Partnership on the earlier of the date certain proposals, discussed further in Note 5, are approved by the Unitholders at a special meeting of Unitholders or May 17, 1999, (e) Enron agreed that if certain proposals are approved by the Unitholders it will extend its cash distribution support through the fourth quarter of 2001, and (f) the Partnership agreed that, if any additional APIs are issued prior to approval of certain proposals by the

                           EOTT ENERGY PARTNERS, L.P.

Unitholders, it will issue additional Common Units at $19.00 per share in exchange for such additional APIs. As discussed further in Note 5, the Partnership obtained Unitholder approval of these proposals on February 12, 1999. Pursuant to the Support Agreement, EOTT borrowed from Enron a $42 million bridge loan and $175 million term loan and entered into a $1 billion credit facility with Enron, to replace its existing $600 million credit facility.

     Special Units. Effective July 16, 1996, EOTT created a new class of limited partner interest designated as Special Units. The Special Units ranked pari passu with the Common Units in all distributions and upon liquidation and was voted as a class with the Common Units. In connection with the Support Agreement, the Partnership issued 1,150,000 Special Units to Enron in December 1998 and, as discussed further below, Enron contributed $21.9 million APIs to the Partnership in February 1999. The Special Units were converted into Common Units in March 1999 on a one-for-one basis pursuant to the Support Agreement following the favorable vote of Unitholders in February 1999.

     Additional Partnership Interests. As of December 31, 1998, Enron had paid $21.9 million in distribution support. In exchange for the distribution support, Enron received APIs in the Partnership. APIs have no voting rights and are non-distribution bearing; however, APIs will be entitled to be redeemed if, with respect to any quarter, the MQD and any Common Unit Arrearages have been paid, but only to the extent that Available Cash with respect to such quarter exceeds the amount necessary to pay the MQD on all Units and any Common Unit Arrearages. As discussed in Note 5, certain Unitholder approvals were obtained on February 12, 1999 and as a result, Enron increased its cash distribution support to $29 million and extended it through the fourth quarter of 2001 and contributed the $21.9 million in APIs outstanding pursuant to its commitment made in connection with the Support Agreement. On May 14, 1999, Enron paid $2.5 million in support of EOTT's first quarter 1999 distributions to its Common Unitholders and General Partner.

7. OTHER INCOME (EXPENSE), NET

     The components of other income (expense), net are as follows (in thousands):

                                                 THREE MONTHS ENDED    SIX MONTHS ENDED
                                                      JUNE 30,             JUNE 30,
                                                 -------------------   -----------------
                                                  1999        1998      1999       1998
                                                 ------      -------   ------      -----
Gain (loss) on foreign currency transactions...   $205        $(470)   $  326      $(491)
Gain (loss) on disposal of fixed assets........    270          (53)      436         77
Other, net.....................................    165          (46)      266         98
                                                  ----        -----    ------      -----
          Total................................   $640        $(569)   $1,028      $(316)
                                                  ====        =====    ======      =====

8. LITIGATION AND OTHER CONTINGENCIES

     EOTT is, in the ordinary course of business, a defendant in various lawsuits, some of which are covered in whole or in part by insurance. The Partnership is responsible for all litigation and other claims relating to the business acquired from EOTT Energy Corp., although the Partnership will be entitled to the benefit of certain insurance maintained by Enron covering occurrences prior to the closing of the offering. The Partnership believes that the ultimate resolution of litigation, individually and in the aggregate, will not have a materially adverse impact on the Partnership's financial position or results of operations. Various legal actions have arisen in the ordinary course of business, the most significant of which are discussed in "Part I, Item 3. Legal Proceedings" of EOTT's Annual Report filed on Form 10-K for the year ended December 31, 1998.

     The Texas Federal Anti-Trust Suit, the Mississippi Federal Anti-Trust Suit, and the Louisiana Federal Anti-Trust Suit, along with several other suits to which EOTT was not a party, were consolidated

                           EOTT ENERGY PARTNERS, L.P.

for settlement purposes and transferred to the Southern District of Texas in Corpus Christi by Transfer Order dated January 14, 1998. EOTT and the General Partner, along with a majority of the other named defendants, entered into a Settlement Agreement in December 1998, whereby the Settling Defendants agreed to settle their claims with the Plaintiffs. Adequate reserves have been recorded for EOTT's portion of the settlement. The settlement was verbally approved by the Honorable Judge Janis Jack on April 7, 1999. A final judgement was entered on August 11, 1999. If no appeal to the final judgment is filed, the cases referenced above will be dismissed.

     The State of Texas, et al. vs. Amerada Hess Corporation, et al., Cause No. 97-12040; In the 53rd Judicial District Court of Travis County, Texas. EOTT and several other defendants entered into a Settlement Agreement in this matter on August 5, 1999. Even though this Settlement Agreement disposed of any claims the State of Texas may have had in the State of Texas Royalty Suit, a similar action filed in Lee County, Texas in 1995, it did not dismiss the State of Texas Royalty Suit.

     The Partnership believes that it has obtained or has applied for all of the necessary permits required by federal, state, and local environmental agencies for the operation of its business. Further, the Partnership believes that there are no outstanding liabilities or claims relating to environmental matters individually, and in the aggregate, which would have a material adverse impact on the Partnership's financial position or results of operations.

9. CHANGE IN ACCOUNTING PRINCIPLE

     In December 1998, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." Issue 98-10 is effective for fiscal years beginning after December 15, 1998, and requires energy trading contracts (as defined) to be recorded at fair value on the balance sheet, with the change in fair value included in earnings. The consensus requires the effect of initial application of Issue 98-10 to be recorded as a cumulative effect of a change in accounting principle effective January 1, 1999, for calendar year companies. The cumulative effect of adopting Issue 98-10 effective January 1, 1999 was $1.7 million and is reflected as an increase in net income in the Condensed Consolidated Statement of Operations. For the three and six months ended June 30, 1999, EOTT had a net mark-to-market gain of $1.0 million and $3.1 million, respectively.

10. NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The standard cannot be applied retroactively, but early adoption is permitted. EOTT has not yet determined the impact of adopting SFAS No. 133; however, this standard could increase volatility in earnings and partners' capital, through other comprehensive income.

                           EOTT ENERGY PARTNERS, L.P.

11. BUSINESS SEGMENT INFORMATION

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This standard requires that companies report certain information about operating segments in complete sets of financial statements and in condensed financial statements of interim periods for fiscal years beginning after December 15, 1997. EOTT adopted this statement for the fiscal year ending December 31, 1998 and restated prior year information.

     EOTT has three reportable segments, which management believes are necessary to make decisions about resources to be allocated and assess its performance:
North American Crude Oil -- East of Rockies, Pipeline Operations and West Coast Operations. The North American Crude Oil -- East of Rockies segment primarily purchases, gathers, transports and markets crude oil. The Pipeline Operations segment operates approximately 7,400 active miles of common carrier pipelines operated in 12 states. The West Coast Operations include crude oil gathering and marketing, refined products marketing and a natural gas liquids business.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies as discussed in Note 2 included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998. EOTT evaluates performance based on operating income (loss).

     EOTT accounts for intersegment revenue and transfers between North American Crude Oil -- East of Rockies and West Coast Operations as if the sales or transfers were to third parties, that is, at current market prices. Intersegment revenues for Pipeline Operations are based on published pipeline tariffs.

                           EOTT ENERGY PARTNERS, L.P.

                   FINANCIAL INFORMATION BY BUSINESS SEGMENT
                                 (IN THOUSANDS)

                                               NORTH
                                              AMERICAN                     WEST      CORPORATE
                                            CRUDE OIL --    PIPELINE      COAST         AND
                                                EOR        OPERATIONS   OPERATIONS   OTHER(B)    CONSOLIDATED
                                            ------------   ----------   ----------   ---------   ------------
THREE MONTHS ENDED JUNE 30, 1999
Revenue from external customers...........   $2,107,679     $  6,928     $144,710    $    (14)    $2,259,303
Intersegment revenue(a)...................       18,273       22,178        8,779     (49,230)            --
                                             ----------     --------     --------    --------     ----------
          Total revenue...................    2,125,952       29,106      153,489     (49,244)     2,259,303
                                             ----------     --------     --------    --------     ----------
Gross margin..............................       19,886       28,443        7,416         (48)        55,697
                                             ----------     --------     --------    --------     ----------
Operating income (loss)...................         (637)      13,564        2,017      (6,229)         8,715
Other expense.............................           --           --           --      (6,533)        (6,533)
                                             ----------     --------     --------    --------     ----------
Net income (loss).........................         (637)      13,564        2,017     (12,762)         2,182
                                             ----------     --------     --------    --------     ----------
Depreciation and amortization.............       (2,349)      (5,078)        (497)       (426)        (8,350)
                                             ----------     --------     --------    --------     ----------
THREE MONTHS ENDED JUNE 30, 1998
Revenue from external customers...........   $1,024,687     $  1,686     $180,998    $ 24,504     $1,231,875
Intersegment revenue(a)...................       12,377        3,415           --     (15,792)            --
                                             ----------     --------     --------    --------     ----------
          Total revenue...................    1,037,064        5,101      180,998       8,712      1,231,875
                                             ----------     --------     --------    --------     ----------
Gross margin..............................       22,170        4,983        2,719        (716)        29,156
                                             ----------     --------     --------    --------     ----------
Operating income (loss)...................        7,356          441          492      (7,132)         1,157
Other expense.............................           --           --           --      (2,431)        (2,431)
                                             ----------     --------     --------    --------     ----------
Net income (loss).........................        7,356          441          492      (9,563)        (1,274)
                                             ----------     --------     --------    --------     ----------
Depreciation and amortization.............       (2,314)      (1,683)        (133)       (434)        (4,564)
                                             ----------     --------     --------    --------     ----------
SIX MONTHS ENDED JUNE 30, 1999
Revenue from external customers...........   $3,422,926     $ 10,070     $259,478    $    (14)    $3,692,460
Intersegment revenue(a)...................       31,395       42,472       14,333     (88,200)            --
                                             ----------     --------     --------    --------     ----------
          Total revenue...................    3,454,321       52,542      273,811     (88,214)     3,692,460
                                             ----------     --------     --------    --------     ----------
Gross margin..............................       41,978       52,007       14,556         (48)       108,493
                                             ----------     --------     --------    --------     ----------
Operating income (loss)...................          932       24,325        4,402     (12,471)        17,188
Other expense.............................           --           --           --     (12,472)       (12,472)
                                             ----------     --------     --------    --------     ----------
Net income (loss) before cumulative effect
  of accounting change....................          932       24,325        4,402     (24,943)         4,716
                                             ----------     --------     --------    --------     ----------
Depreciation and amortization.............       (4,746)      (9,884)        (991)       (869)       (16,490)
                                             ----------     --------     --------    --------     ----------

                           EOTT ENERGY PARTNERS, L.P.

                                               NORTH
                                              AMERICAN                     WEST      CORPORATE
                                            CRUDE OIL --    PIPELINE      COAST         AND
                                                EOR        OPERATIONS   OPERATIONS   OTHER(B)    CONSOLIDATED
                                            ------------   ----------   ----------   ---------   ------------
SIX MONTHS ENDED JUNE 30, 1998
Revenue from external customers...........   $2,102,518     $  3,270     $354,883    $110,608     $2,571,279
Intersegment revenue(a)...................       20,471        6,833          123     (27,427)            --
                                             ----------     --------     --------    --------     ----------
          Total revenue...................    2,122,989       10,103      355,006      83,181      2,571,279
                                             ----------     --------     --------    --------     ----------
Gross margin..............................       41,782        9,940        5,013         (32)        56,703
                                             ----------     --------     --------    --------     ----------
Operating income (loss)...................       11,500          809          430     (11,939)           800
Other expense.............................           --           --           --      (3,797)        (3,797)
                                             ----------     --------     --------    --------     ----------
Net income (loss) before cumulative effect
  of accounting change....................       11,500          809          430     (15,736)        (2,997)
                                             ----------     --------     --------    --------     ----------
Depreciation and amortization.............       (4,668)      (3,323)        (242)       (845)        (9,078)
                                             ----------     --------     --------    --------     ----------
TOTAL ASSETS AT JUNE 30, 1999.............   $  822,386     $317,636     $ 83,863    $ 17,150     $1,241,035
                                             ----------     --------     --------    --------     ----------
TOTAL ASSETS AT DECEMBER 31, 1998.........      608,655      279,315       60,677      17,173        965,820
                                             ----------     --------     --------    --------     ----------

---------------

(a) Intersegment revenue for North American Crude Oil -- EOR and West Coast Operations is made at prices comparable to those received from external customers. Intersegment revenue for Pipeline Operations is transportation costs charged to North American Crude Oil -- EOR for the transport of crude oil at published pipeline tariffs.

(b) Corporate and Other also includes the East of Rockies refined products business in 1998 and intersegment eliminations.

12. REALIGNMENT INITIATIVES

     In late 1997, EOTT decided to exit the marginal East of Rockies refined products business and streamlined business processes throughout the organization and realigned reporting responsibilities to improve the Partnership's overall cost structure. The realignment initiatives have been completed and the reserves were adequate to complete the initiatives.

13. SUBSEQUENT EVENTS

     On July 20, 1999, the Board of Directors of EOTT Energy Corp., as General Partner, declared the Partnership's regular quarterly cash distribution of $.475 for all Common Units for the period April 1, 1999 through June 30, 1999. The second quarter distribution of $7.3 million was paid on August 13, 1999 to the General Partner and all Common Unitholders of record as of July 30, 1999. The distribution was paid utilizing Available Cash from the Partnership.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To EOTT Energy Partners, L.P.:

     We have audited the accompanying consolidated balance sheets of EOTT Energy Partners, L.P. (a Delaware limited partnership) as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and partners' capital for each of the three years in the period ended December 31, 1998. These financial statements and the schedule referred to below are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EOTT Energy Partners, L.P. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
February 15, 1999

                           EOTT ENERGY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1998         1997         1996
                                                           ----------   ----------   ----------
Revenue..................................................  $5,294,697   $7,646,099   $7,469,730
Cost of Sales............................................   5,162,092    7,533,054    7,320,203
                                                           ----------   ----------   ----------
Gross Margin.............................................     132,605      113,045      149,527
Expenses
  Operating expenses.....................................     104,425       96,158      101,945
  Depreciation and amortization..........................      20,951       16,518       15,720
  Impairment of assets...................................          --        7,961           --
                                                           ----------   ----------   ----------
                                                              125,376      120,637      117,665
                                                           ----------   ----------   ----------
Operating Income (Loss)..................................       7,229       (7,592)      31,862
Other Income (Expense)
  Interest income........................................         674          620          448
  Interest and related charges...........................     (10,165)      (6,661)      (3,659)
  Other, net.............................................      (1,805)        (766)         158
                                                           ----------   ----------   ----------
                                                              (11,296)      (6,807)      (3,053)
                                                           ----------   ----------   ----------
Net Income (Loss)........................................  $   (4,067)  $  (14,399)  $   28,809
                                                           ==========   ==========   ==========
Basic Net Income (Loss) Per Unit (Note 4)
  Common.................................................  $    (0.17)  $    (0.75)  $     1.50
                                                           ==========   ==========   ==========
  Subordinated...........................................  $    (0.26)  $    (0.75)  $     1.50
                                                           ==========   ==========   ==========
Diluted Net Income (Loss) Per Unit (Note 4)..............  $    (0.21)  $    (0.75)  $     1.50
                                                           ==========   ==========   ==========
Distributions Per Common Unit............................  $     1.90   $     1.90   $     1.90
                                                           ==========   ==========   ==========
Average Units Outstanding for Diluted Computation........      19,267       18,830       18,830
                                                           ==========   ==========   ==========

                  The accompanying notes are an integral part of these consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Current Assets
  Cash and cash equivalents.................................    $  3,033       $  3,737
  Trade and other receivables, net of allowance for doubtful
     accounts of $1,860 and $1,660, respectively............     403,335        463,983
  Inventories...............................................     137,545        139,265
  Other.....................................................      30,328         23,059
                                                                --------       --------
          Total current assets..............................     574,241        630,044
                                                                --------       --------
Property, Plant and Equipment, at cost......................     497,807        243,444
  Less: Accumulated depreciation............................     112,568         97,224
                                                                --------       --------
          Net property, plant and equipment.................     385,239        146,220
                                                                --------       --------
Other Assets, net of amortization...........................       6,340          6,657
                                                                --------       --------
Total Assets................................................    $965,820       $782,921
                                                                ========       ========

                            LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Trade accounts payable....................................    $524,822       $586,897
  Accrued taxes payable.....................................       5,192          5,462
  Note payable -- affiliate.................................          --         39,300
  Short-term borrowings -- affiliate........................      28,297         70,000
  Bridge loan -- affiliate..................................      42,000             --
  Term loan -- affiliate....................................     175,000             --
  Repurchase agreements.....................................      83,016             --
  Other.....................................................       9,983          6,113
                                                                --------       --------
          Total current liabilities.........................     868,310        707,772
                                                                --------       --------
Long-Term Liabilities.......................................          --            281
                                                                --------       --------
Commitments and Contingencies (Notes 14 and 15)
Additional Partnership Interests (Note 12)..................      21,928         12,775
Partners' Capital
  Common Unitholders........................................      14,472          7,490
  Special Unitholders.......................................      21,092         25,060
  Subordinated Unitholders..................................      38,315         28,169
  General Partner...........................................       1,703          1,374
                                                                --------       --------
Total Partners' Capital.....................................      75,582         62,093
                                                                --------       --------
Total Liabilities and Partners' Capital.....................    $965,820       $782,921
                                                                ========       ========

                  The accompanying notes are an integral part of these consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1998        1997        1996
                                                            ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Reconciliation of net income (loss) to net cash provided
     by (used in) operating activities
     Net income (loss)....................................  $  (4,067)  $ (14,399)  $  28,809
     Depreciation.........................................     18,806      14,487      13,690
     Impairment of assets.................................         --       7,961          --
     Amortization of intangible assets....................      2,145       2,031       2,030
     (Gains) losses on disposal of assets.................         66        (503)         80
     Changes in components of working capital --
       Receivables........................................     60,648     240,801    (265,165)
       Inventories........................................      1,720      (4,339)    (67,922)
       Other current assets...............................     (3,737)      1,893      (5,619)
       Trade accounts payable.............................    (61,578)   (231,776)    311,909
       Accrued taxes payable..............................       (270)     (3,003)      3,170
       Other current liabilities..........................      4,238     (14,057)     14,668
     Discontinued operations..............................         --          --       3,460
     Other assets and liabilities.........................        616         886         195
                                                            ---------   ---------   ---------
  Net Cash Provided by (Used In) Operating Activities.....     18,587         (18)     39,305
                                                            ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of property, plant and equipment.....      7,330       1,243         880
  Acquisitions............................................   (224,397)    (12,000)         --
  Additions to property, plant and equipment..............     (8,492)    (10,837)     (6,723)
  Other, net..............................................        866         129      (1,991)
                                                            ---------   ---------   ---------
  Net Cash Used In Investing Activities...................   (224,693)    (21,465)     (7,834)
                                                            ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Decrease in note payable................................         --          --     (85,000)
  Increase (decrease) in note payable -- affiliate........    (39,300)     15,072      24,228
  Increase (decrease) in short-term
     borrowings -- affiliate..............................    (41,703)     31,500      36,300
  Increase in bridge loan -- affiliate....................     42,000          --          --
  Increase in term loan -- affiliate......................    175,000          --          --
  Increase in repurchase agreements.......................     83,016          --          --
  Acquisition of treasury units...........................        (66)         --          --
  Issuance of Common Units................................         --          --      29,772
  Contribution from General Partner.......................        793          --         604
  Distributions to Unitholders............................    (22,842)    (29,681)    (28,831)
  Issuance of Additional Partnership Interests............      9,153       3,684          --
  Other, net..............................................       (649)       (616)     (5,559)
                                                            ---------   ---------   ---------
  Net Cash Provided by (Used In) Financing Activities.....    205,402      19,959     (28,486)
                                                            ---------   ---------   ---------
Increase (Decrease) in Cash and Cash Equivalents..........       (704)     (1,524)      2,985
Cash and Cash Equivalents Beginning of Period.............      3,737       5,261       2,276
                                                            ---------   ---------   ---------
Cash and Cash Equivalents End of Period...................  $   3,033   $   3,737   $   5,261
                                                            =========   =========   =========

                  The accompanying notes are an integral part of these consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                                 (IN THOUSANDS)

                                                      COMMON        SPECIAL     SUBORDINATED   GENERAL
                                                    UNITHOLDERS   UNITHOLDERS   UNITHOLDERS    PARTNER
                                                    -----------   -----------   ------------   -------
Partners' Capital at December 31, 1995............   $ 37,992      $     --       $36,219      $1,608
Net income........................................     16,353         1,382        10,496         578
Cash distributions................................    (20,738)         (869)       (6,650)       (574)
Issuance of Common Units..........................     29,772            --            --          --
Exchange of Common Units for Special Units (Note
  12).............................................    (29,395)       29,395            --          --
Contribution from General Partner.................         --            --            --         604
                                                     --------      --------       -------      ------
Partners' Capital at December 31, 1996............     33,984        29,908        40,065       2,216
                                                     ========      ========       =======      ======
Net loss..........................................     (7,494)       (1,371)       (5,246)       (288)
Cash distributions................................    (19,000)       (3,477)       (6,650)       (554)
                                                     --------      --------       -------      ------
Partners' Capital at December 31, 1997............      7,490        25,060        28,169       1,374
                                                     ========      ========       =======      ======
Net loss..........................................     (1,623)         (490)       (1,854)       (100)
Cash distributions................................    (19,000)       (3,478)           --        (364)
Acquisition of Common Units for Treasury..........        (66)           --            --          --
Issuance of Common Units..........................     27,671            --            --          --
Issuance of Special Units.........................         --        15,905            --          --
Contribution receivable from Enron................         --       (15,905)           --          --
Issuance of Subordinated Units....................         --            --        12,000          --
Contribution from General Partner.................         --            --            --         793
                                                     --------      --------       -------      ------
Partners' Capital at December 31, 1998............   $ 14,472      $ 21,092       $38,315      $1,703
                                                     ========      ========       =======      ======

                  The accompanying notes are an integral part of these consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     In connection with a reorganization of the business conducted by EOTT Energy Corp., an indirect wholly-owned subsidiary of Enron Corp. (Enron or the Parent), into limited partnership form and a concurrent initial public offering of Common Units of EOTT Energy Partners, L.P. (EOTT or the Partnership) effective March 24, 1994, the net assets of EOTT Energy Corp. and its wholly-owned foreign subsidiary, EOTT Energy Ltd., and Enron Products Marketing Company (EPMC) (collectively referred to as the Predecessor) were acquired by several operating limited partnerships in which the Partnership is directly or indirectly the 99% limited partner. EOTT Energy Corp. serves as the General Partner of the Partnership and its related operating limited partnerships.

     On March 24, 1994, the General Partner completed an initial public offering of 10 million Common Units at $20.00 per Unit, representing limited partner interests in the Partnership of approximately 58%. At December 31, 1998 the General Partner owned an approximate 2% general partner interest in the Partnership and an approximate 29% subordinated limited partner interest. Enron, through its ownership of EOTT Common Units, holds an approximate 14% interest in the Partnership.

     The accompanying consolidated financial statements and related notes present the financial position as of December 31, 1998 and 1997 for the Partnership, and the results of its operations, cash flows and changes in partners' capital for the years ended December 31, 1998, 1997 and 1996.

     Certain reclassifications have been made to prior period amounts to conform with the current period presentation.

     Unless the context otherwise requires, the term EOTT hereafter refers to the Partnership and its affiliated limited partnerships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The Partnership owns and operates its assets through operating limited partnerships. The accompanying financial statements reflect the combined accounts of the Partnership and the operating partnerships after elimination of intercompany transactions.

     Nature of Operations. Through its affiliated limited partnerships, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership, and EOTT Energy Pipeline Limited Partnership, EOTT is engaged in the purchasing, gathering, transporting, trading, storage and resale of crude oil and refined petroleum products and related activities. As discussed further in Note 19, EOTT has changed the composition of its reportable segments and restated segment information for previous periods. EOTT's principal business segments are its North American Crude Oil -- East of Rockies gathering and marketing operations, Pipeline Operations and West Coast Operations. In late 1997, EOTT exited the East of Rockies refined products business which is discussed further in Note 5.

     Cash Equivalents. EOTT records as cash equivalents all highly liquid short-term investments having original maturities of three months or less.

     Inventories. In the second quarter of 1996, the Partnership changed its method of accounting for inventories from the last-in, first-out ("LIFO") method to the average cost method. The change did not have a significant effect on the results of operations for 1996. The change was made to conform the inventory costing method used for financial reporting purposes to that used by the Partnership to manage its commercial operations.

     Depreciation and Amortization. Depreciation is provided by applying the straight-line method to the cost basis of property, plant and equipment, less estimated salvage value, over the estimated useful lives of the assets. Asset lives are 15 to 20 years for pipeline and gathering facilities, 5 to 10 years for

                           EOTT ENERGY PARTNERS, L.P.

transportation equipment, 15 to 20 years for barge and terminalling facilities and 3 to 20 years for other facilities and equipment.

     Goodwill and non-compete agreements are amortized over a period of 3 to 15 years, and are recorded net of their accumulated amortization in Other Assets. Accumulated amortization of goodwill and non-compete agreements at December 31, 1998 and 1997 was $27.9 million and $25.7 million, respectively.

     Foreign Currency Transactions. Canadian operations represent all of the foreign activities of EOTT. The U.S. dollar is the functional currency. Foreign currency transactions are initially translated into U.S. dollars. Gains and losses resulting therefrom are included in the determination of net income
(loss) in the period in which the exchange rate changes.

     Hedging Activities/Revenue Recognition. EOTT enters primarily into futures and over-the-counter transactions in an effort to minimize the impact of market fluctuations on inventories and other contractual commitments. Realized and unrealized changes in the market value of these transactions, which are entered into and accordingly designated as hedges, are deferred until the gain or loss on the hedged transaction is recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 80. Any cash flow recognition resulting from hedging activities is treated in the same manner as the underlying transaction. Based on the historical correlations between the New York Mercantile Exchange ("NYMEX") price for West Texas Intermediate crude at Cushing, Oklahoma and the various trading hubs at which EOTT trades, EOTT management believes the hedging program has been effective in minimizing the overall price risk. EOTT continuously monitors the basis differentials between its various trading hubs and Cushing, Oklahoma to further manage its basis exposure.

     It is EOTT's policy to seek to maintain at all times purchase and sale positions that are substantially balanced in order to minimize exposure to price fluctuations and to lock in margins, although certain risks cannot be fully hedged. EOTT has certain basis risks (the risk that price relationships between delivery points, classes of products or delivery periods will change) which cannot be completely hedged.

     Periodically, EOTT enters into agreements to sell United States dollars for Canadian dollars to hedge commitments to sell petroleum in the United States that is purchased in Canada. Any gains or losses resulting from these commitments are recorded with the purchase and sale of crude oil and are included in the determination of net income (loss).

     EOTT recognizes revenue on the accrual method based on the right to receive payment for goods and services delivered to third parties.

     Derivatives. In addition to hedging its lease barrel purchases, EOTT provided price risk management products to its energy customer base. Activities for trading purposes were accounted for using the mark-to-market method of accounting and the gain or loss recorded to cost of sales in the period of change in the market. Trading activities were immaterial to EOTT's financial position and results of operations for 1998, 1997 and 1996. Activities for non-trading purposes consist of transactions entered into to hedge the impact of market fluctuations on assets, liabilities, or contractual commitments. Changes in the market value of these transactions are deferred until the gain or loss on the hedged item is recognized. See Note 17 for further discussion of EOTT's price risk management activities. In connection with the realignment initiatives discussed in Note 5, EOTT is no longer providing price risk management products to customers.

     Use of Estimates. The preparation of these financial statements required the use of certain estimates by management in determining the entity's assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

                           EOTT ENERGY PARTNERS, L.P.

3. ACQUISITION OF ASSETS

     On February 1, 1997, the Partnership acquired over 400 miles of intrastate and interstate common carrier pipelines in Louisiana and Texas from CITGO Pipeline Company. Shipped volumes associated with these assets amount to approximately 48,000 barrels per day from leases in certain regions of Arkansas, Louisiana and Texas. Storage associated with the pipeline systems totals approximately 0.5 million barrels. The purchase price was approximately $12 million and was financed with a note payable from Enron.

     On July 1, 1998, the Partnership acquired crude oil gathering and transportation assets in West Texas and New Mexico from Koch Pipeline Company, L.P., a subsidiary of Koch Industries, Inc., and Koch Oil Company, a division of Koch Industries, Inc. (collectively "Koch"). The asset purchase included approximately 300 miles of common carrier pipelines, associated storage facilities for approximately 500,000 barrels and lease purchase contracts for up to 40,000 lease barrels of crude oil per day. The purchase price was approximately $28.5 million and was financed with short-term borrowings from Enron.

     On December 1, 1998, the Partnership acquired certain additional crude oil gathering and transportation assets in key oil producing regions from Koch. The asset purchase included approximately 3,900 miles of active crude oil pipelines, crude oil transport trucks, meter stations, vehicles, storage tanks and lease purchase contracts for approximately 180,000 lease barrels of crude oil per day from production in 11 central and western states including Texas, Oklahoma, Kansas and California (the "Assets"). The transaction almost tripled EOTT's pipeline mileage and almost doubled crude oil lease barrels under contract. The total purchase price of the Assets was $235.6 million, which includes consideration of $184.5 million in cash, 2,000,000 Common Units, 2,000,000 Subordinated Units and $11.4 million in transaction costs. EOTT financed the majority of the purchase price through borrowings from Enron, consisting of a $42 million bridge loan due December 31, 1999, $135.7 million of term debt, due December 31, 1999, and $6.8 million from the Partnership's existing credit facility with Enron. EOTT also increased its existing credit facility with Enron to $1 billion in order to provide increased credit support for the Partnership because of its increased size following the Koch acquisitions. See additional discussion regarding Enron financing in Note 7.

     Since the Assets were historically used to support Koch's integrated revenue producing activities, EOTT does not believe that the historical operational results of the Assets provide a meaningful basis for evaluating the results of operations that the Assets acquired would have realized had they been part of EOTT. Therefore, summarized pro forma results of the Partnership as though the acquisition of Assets had occurred at January 1, 1998 have not been provided.

4. EARNINGS PER UNIT

     In the fourth quarter of 1997, EOTT adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 requires the presentation of "Basic" and "Diluted" earnings per unit in lieu of "Primary" and "Fully Diluted" earnings per unit and requires restatement of prior years' net income (loss) per unit to conform to the new computation and presentation guidelines. Basic earnings per unit differs from primary earnings per unit in that it only includes the weighted average impact of outstanding units of EOTT (i.e., it excludes unit equivalents). Diluted earnings per unit considers the impact of all potentially dilutive securities. The impact of the restatement for all years under SFAS No. 128 was to have two classes of Units (Common Units, with Special Units considered Common Units, and Subordinated Units) in the basic earnings per unit calculation and diluted earnings per unit is calculated assuming the Subordinated Units converted into Common Units.

                           EOTT ENERGY PARTNERS, L.P.

     Net income (loss) shown in the table below excludes the approximate two percent interest of the General Partner. Earnings (loss) per unit are calculated as follows (in millions, except per unit amounts):

                                              1998                         1997                         1996
                                   --------------------------   ---------------------------   -------------------------
                                              WTD.                          WTD.                         WTD.
                                     NET     AVERAGE    PER       NET      AVERAGE    PER       NET     AVERAGE    PER
                                    LOSS      UNITS     UNIT      LOSS      UNITS     UNIT    INCOME     UNITS    UNIT
                                   -------   -------   ------   --------   -------   ------   -------   -------   -----
Basic: (1)
  Common.........................  $(2,113)  12,097    $(0.17)  $ (8,865)  11,830    $(0.75)  $17,735   11,830    $1.50
  Subordinated...................  $(1,854)   7,170    $(0.26)  $ (5,246)   7,000    $(0.75)  $10,496    7,000    $1.50
Diluted(2).......................  $(3,967)  19,267    $(0.21)  $(14,111)  18,830    $(0.75)  $28,231   18,830    $1.50

---------------

(1) Net income (loss), excluding the two percent General Partner interest, has been apportioned to each class of Unitholder based on the ownership of total Units outstanding in accordance with the Partnership Agreement, which is also reflected on the Statement of Partners' Capital, and Special Units are considered Common Units. Due to a negative capital account balance for the Common Unitholders during the second and third quarters of 1998, the loss allocated to the Common Unitholders attributable to these periods was reallocated to the remaining Unitholders based on their ownership percentage. The allocated loss will be recouped by the Unitholders allocated the additional losses through future income.

(2) The diluted earnings (loss) per unit calculation assumes the conversion of Subordinated Units into Common Units.

5. REALIGNMENT INITIATIVES

     In late 1997, EOTT decided to refocus on the core crude business, which provides substantially all of the gross margin for the Partnership, as well as improve overall operating efficiencies. As a result, EOTT announced the following two initiatives. The decision was made to exit the marginal East of Rockies refined products business in order to focus on business development opportunities in the crude business, where management believes there is more potential for growth. The Partnership re-deployed the working capital associated with the East of Rockies refined products business and intends to sell its three products terminals in Ohio. In connection with this decision, non-recurring charges were recorded at December 31, 1997, which included severance costs of $0.9 million and a $1.5 million impairment of the Ohio products terminals.

     In addition, EOTT streamlined business processes throughout the organization and realigned reporting responsibilities to improve the Partnership's overall cost structure. As a result, marketing and administrative personnel were reduced by approximately 20 percent and an additional non-recurring severance charge of $1.1 million was recorded at December 31, 1997 pursuant to the existing EOTT Energy Corp. Severance Plan.

6. IMPAIRMENT OF ASSETS

     As a result of the decision to exit the East of Rockies refined products business discussed in Note 5, the Partnership's three Ohio products terminals are being held for sale. At December 31, 1997, a $1.5 million impairment charge was recorded.

     During the fourth quarter of 1997, EOTT terminated an information system development project due to the lack of third party vendor support and foreseeable operating platform obsolescence. As a result, the Partnership recorded a $6.5 million impairment charge.

                           EOTT ENERGY PARTNERS, L.P.

7. CREDIT RESOURCES AND LIQUIDITY

     In 1995, Enron Corp. agreed to provide credit support (the "Credit Facility") to the Partnership in the form of guarantees, letters of credit, loans and letters of indemnity. The total amount of the credit support was $600 million, as amended December 19, 1996, had a maturity of March 31, 1999 and was replaced with a new facility on December 1, 1998 as discussed below. As amended, the agreement contained sublimits on the availability of the Credit Facility of $100 million for working capital loans and $200 million for letters of credit. Letter of credit fees were based on actual charges by the banks which range from
 .20% -- .375% per annum. Interest on outstanding loans was charged at the London Interbank Offering Rate ("LIBOR") plus 25 basis points per annum. At December
31, 1997, EOTT had a note payable of $39.3 million with Enron under a financing arrangement for acquisitions and other capital projects (the "Note Payable"). This financing was provided at a rate of LIBOR plus 30 basis points per annum. The maturity date of the Note Payable was March 31, 1999 and was redeemed and reissued under the term loan discussed below.

     On December 1, 1998, Enron increased its existing credit facility with the Partnership to provide additional credit support (the "Enron Facility") in the form of guarantees, letters of credit and working capital loans through December 31, 2001. The total amount of the Enron Facility is $1.0 billion and contains sublimits on the availability of the Enron Facility of $100 million for working capital loans and $900 million for guarantees and letters of credit. Letter of credit fees are based on actual charges by the banks which range from
 .20% -- .375% per annum. Interest on outstanding loans is charged at LIBOR plus 250 basis points per annum.

     The Enron Facility is subject to defined borrowing base limitations relating to the Partnership's activities and to the maintenance and protection of the collateral. The Enron Facility permits distributions to Unitholders subject to certain limitations based on the Partnership's earnings and other factors. These covenants and restrictions are not expected to materially affect EOTT's ability to operate the ongoing Partnership business.

     At December 31, 1998, EOTT had an additional $175 million of debt (the "Term Loan") outstanding with Enron under a financing arrangement to fund a portion of the cash consideration paid to Koch for the assets purchased in 1998 and to refinance indebtedness incurred in prior acquisitions. The Term Loan matures on December 31, 1999. The interest rate on the Term Loan is LIBOR plus 300 basis points.

     The Enron Facility and Term Loan are secured by a first priority lien on and security interest in all receivables and inventory of the Partnership. The borrowing base is the sum of cash and cash equivalents, specified percentages of eligible receivables, inventory, and products contracted for or delivered but not billed. The Enron Facility and Term Loan are non-recourse to the General Partner and the General Partner's assets. The Partnership is restricted from entering into additional financing arrangements without the prior approval of Enron.

     In addition, at December 31, 1998, EOTT had $42.0 million of debt outstanding with Enron under a $100 million bridge loan (the "Bridge Loan") to finance a portion of the cash consideration for the acquisition of assets from Koch. The interest rate on the Bridge Loan is initially LIBOR plus 400 basis points. At the end of each three-month period, the spread on the Bridge Loan will increase by 25 basis points. The Bridge Loan is unsecured and matures on December 31, 1999.

     As discussed above, the interim Bridge Loan ($42 million) and Term Loan ($175 million) provided by Enron are due December 31, 1999. The General Partner intends to refinance the Bridge Loan and Term Loan on a long-term basis before maturity. The General Partner anticipates that the debt will be refinanced using a combination of financing alternatives including (a) third party bank debt, (b) private placement of debt, (c) an offering of high yield debt and/or (d) an equity offering utilizing some portion

                           EOTT ENERGY PARTNERS, L.P.

of the additional 10 million Common Units which were authorized to be issued subsequent to year end (See Note 20).

     At December 31, 1998, EOTT had $44.4 million in letters of credit and $28.3 million in loans outstanding under the Enron Facility at an average annual interest rate of approximately 6.1%. The amount outstanding at December 31, 1998 under the Term Loan was $175.0 million with an average annual interest rate of 8.5% and under the Bridge Loan was $42.0 million with an average annual interest rate of 9.5%. The actual interest rate may vary based on the length of the borrowings. In addition, guarantees outstanding totaled $366.4 million of which $290.9 million were used.

     At December 31, 1997, EOTT had $92.5 million in letters of credit and $70.0 million in loans outstanding under the Credit Facility at an average annual interest rate of approximately 5.8%. The amount outstanding under the Note Payable at December 31, 1997 was $39.3 million with an average annual interest rate of 6.0%. The actual interest rate may vary based on the length of the borrowings. In addition, guarantees outstanding totaled $402.5 million of which $292.3 million were used.

     At December 31, 1997, EOTT was in technical violation of the negative covenants relating to the Tangible Net Worth, Leverage Ratio and Working Capital Ratio in the Credit Facility and Note Payable due principally to the operating loss associated with the deterioration of grade and basis differentials in the crude oil markets. EOTT received a waiver for these violations from Enron.

     The General Partner believes that the Enron Facility, Bridge Loan, Term Loan and subsequent refinancing discussed above will be sufficient to support the Partnership's crude oil purchasing activities and working capital and liquidity requirements. No assurance, however, can be given that the General Partner will not be required to reduce or restrict the Partnership's gathering and marketing activities because of limitations on its ability to obtain credit support and financing for its working capital needs.

     The Partnership's ability to obtain letters of credit to support its purchases of crude oil or other petroleum products is fundamental to the Partnership's gathering and marketing activities. Additionally, EOTT has a significant need for working capital due to the large dollar volume of marketing transactions in which it engages. Any significant decrease in the Partnership's financial strength, regardless of the reason for such decrease, may increase the number of transactions requiring letters of credit or other financial support, make it more difficult for the Partnership to obtain such letters of credit, and/or increase the cost of obtaining them. This could in turn adversely affect the Partnership's ability to maintain or increase the level of its purchasing and marketing activities or otherwise adversely affect the Partnership's profitability and Available Cash as defined in EOTT's Partnership Agreement and amendments thereto.

     Generally, the Partnership will distribute 100% of its Available Cash within 45 days after the end of each quarter to Unitholders of record and to the General Partner. Available Cash consists generally of all of the cash receipts of the Partnership adjusted for its cash distributions and net changes to reserves. The full definition of Available Cash is set forth in the Partnership Agreement and amendments thereto, a form of which is filed or has been previously filed as an exhibit to this Annual Report on Form 10-K. Distributions of Available Cash to the Subordinated Unitholders are subject to the prior rights of the Common and Special Unitholders to receive the Minimum Quarterly Distribution ("MQD") for each quarter during the Subordination Period, and to receive any arrearages in the distribution of the MQD on the Common Units for prior quarters during the Subordination Period.

     MQD is $0.475 per Unit. As discussed in Note 20, Enron has committed to provide total cash distribution support in an amount necessary to pay MQDs, with respect to quarters ending on or before December 31, 2001, in an amount up to an aggregate of $29 million in exchange for Additional Partnership Interests ("APIs"). See further discussion in Note 12 regarding the contribution of $21.9 million in APIs subsequent to year-end.

                           EOTT ENERGY PARTNERS, L.P.

     The Partnership Agreement authorizes EOTT to cause the Partnership to issue additional limited partner interests, the proceeds from which could be used to provide additional funds for acquisitions or other Partnership needs.

     At December 31, 1998, EOTT has outstanding forward commodity repurchase agreements of approximately $83.0 million. Pursuant to the agreements, which had terms of thirty days, EOTT repurchased the crude oil inventory on January 20, 1999 for approximately $83.4 million.

8. INVENTORIES

     Inventories are summarized as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Crude oil...................................................  $135,872   $128,347
Refined products............................................     1,673     10,918
                                                              --------   --------
          Total.............................................  $137,545   $139,265
                                                              ========   ========

9. PROPERTY, PLANT AND EQUIPMENT

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Property, Plant and Equipment ("PP&E"), at cost
  Land......................................................  $  3,278   $  3,717
  Buildings.................................................     7,505      6,294
  Tractors and trailers.....................................    20,492     15,285
  Office PP&E, including furniture and fixtures.............    34,023     32,539
  Operating PP&E, including pipelines, storage tanks, etc...   432,509    185,609
                                                              --------   --------
          Total PP&E, at cost...............................  $497,807   $243,444
                                                              ========   ========

     Certain assets included in PP&E, primarily pipelines, are affected by factors, which could affect future cash flows, such as competition, consolidation in the industry, refinery demand for specific grades of crude oil, area market price structures and continued development drilling in certain areas of the United States. EOTT continuously monitors these factors and pursues alternative strategies to maintain or enhance cash flows associated with these assets; however, no assurances can be given that EOTT can mitigate the effects, if any, on future cash flows related to any changes in these factors.

10. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest expense was $8.9 million, $6.2 million and $3.4 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     On January 5, 1996, EOTT repaid the outstanding balance of the financing in connection with the information systems development. As discussed further in
Note 12, 1,830,011 Common Units issued to Enron in connection with the Amerada Hess Acquisition were exchanged for Special Units.

     On December 1, 1998, EOTT issued 2,000,000 Common Units and 2,000,000 Subordinated Units to Koch Pipeline as a portion of the consideration paid for the Assets. See further discussion of the acquisition of Assets in Note 3.

                           EOTT ENERGY PARTNERS, L.P.

11. PARTNERS' CAPITAL

     The following is a reconciliation of Units outstanding for the years ended December 31, 1998, 1997 and 1996:

                                                      COMMON      SPECIAL    SUBORDINATED
                                                      UNITS        UNITS        UNITS
                                                    ----------   ---------   ------------
Units Outstanding at December 31, 1995............  10,000,000          --    7,000,000
Issuance of Common Units..........................   1,830,011          --           --
Exchange of Common Units for Special Units........  (1,830,011)  1,830,011           --
                                                    ----------   ---------    ---------
Units Outstanding at December 31, 1996............  10,000,000   1,830,011    7,000,000
                                                    ==========   =========    =========
Units Outstanding at December 31, 1997............  10,000,000   1,830,011    7,000,000
                                                    ==========   =========    =========
Acquisition of Common Units for Treasury..........      (4,000)         --           --
Issuance of Common Units to Koch..................   2,000,000          --           --
Issuance of Special Units to Enron................          --   1,150,000           --
Issuance of Subordinated Units to Koch............          --          --    2,000,000
                                                    ----------   ---------    ---------
Units Outstanding at December 31, 1998............  11,996,000   2,980,011    9,000,000
                                                    ==========   =========    =========

     As discussed further in Note 3, the Partnership issued 2,000,000 Common Units and 2,000,000 Subordinated Units to Koch in connection with the acquisition of Assets. In addition, subsequent to year-end as discussed in Note 20, the Partnership obtained approval to issue an additional 10 million Common Units to raise cash to reduce indebtedness, for acquisitions and for other Partnership purposes.

     Pursuant to a Support Agreement, discussed in Note 12, the Partnership issued 1,150,000 Special Units to Enron in exchange for Enron's commitment to contribute $21.9 million in APIs outstanding at December 31, 1998 on the earlier of the date certain proposals were approved by the Unitholders or May 17, 1999. At December 1, 1998, the Partnership issued 1,150,000 Special Units for a value of approximately $15.9 million and recorded a contribution receivable from Enron. As discussed in Note 20, subsequent to year-end, Enron contributed the $21.9 million in APIs outstanding pursuant to its commitment made in connection with the Support Agreement. In addition, the Special Units were converted into Common Units in February 1999.

12. TRANSACTIONS WITH ENRON AND RELATED PARTIES

     Revenue and Cost of Sales. A summary of revenue and cost of sales with Enron and its affiliates follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          1998      1997       1996
                                                        --------   -------   --------
Sales to affiliates...................................  $ 10,648   $44,025   $ 41,865
Purchases from affiliates.............................  $232,486   $71,895   $100,143

     Revenue in 1998, 1997 and 1996 consists primarily of sales of crude oil to Enron Reserve Acquisition Corp. and natural gas liquids to Enron Gas Liquids, Inc. Cost of sales consists primarily of crude oil and condensate purchases from Enron Oil & Gas Company and Enron Reserve Acquisition Corp. and natural gas liquids purchases from Enron Gas Liquids, Inc. These transactions in the opinion of management are no more or less favorable than can be obtained from unaffiliated third parties.

     Other related party balances related to purchases and sales of goods and services have been classified as trade and other receivables or trade accounts payable. Related party receivables at December 31, 1998

                           EOTT ENERGY PARTNERS, L.P.

and 1997 were $0.2 million and $2.8 million, respectively. Related party payables at December 31, 1998 and 1997 were $1.6 million and $3.6 million, respectively. The payables primarily represent amounts owed by EOTT on the purchase of crude oil and other products from Enron affiliates.

     General and Administrative. As is commonly the case with publicly traded partnerships, EOTT does not directly employ any persons responsible for managing or operating the Partnership or for providing services relating to day-to-day business affairs. The General Partner, under a corporate services agreement, provides services to the Partnership including liability and casualty insurance and certain data processing services. The General Partner is reimbursed by the Partnership for these direct and indirect costs. Those costs were $3.3 million, $3.6 million and $5.0 million for the years ended December 31, 1998, 1997 and 1996, respectively. Management believes that the charges were reasonable.

     Purchase of Common Units. On March 10, 1995, Enron authorized the purchase of up to $15 million of EOTT units on the open market. As of February 15, 1998, Enron had purchased 296,800 EOTT Common Units under the purchase program, excluding the 3.0 million units discussed below.

     Financing of Acquisitions. In February 1997, the Partnership acquired intrastate and interstate common carrier pipelines from CITGO Pipeline Company for approximately $12 million which was financed with a note payable from Enron. As discussed further in Note 3, on July 1, 1998 and December 1, 1998, the Partnership acquired crude oil gathering and transportation assets from Koch which was financed primarily with borrowings from Enron.

     Support Agreement. Pursuant to a Support Agreement dated September 21, 1998
(a) Enron agreed to make loans to the Partnership to fund the cash portion of the consideration to be paid to Koch for the Assets at closing as discussed in
Note 3 and to refinance indebtedness incurred in a prior acquisition of assets from Koch on July 1, 1998, (b) Enron agreed to increase and extend the Partnership's credit facility with Enron to $1 billion through December 31, 2001, (c) the Partnership agreed to issue 1,150,000 Special Units to Enron, (d) Enron agreed to contribute $21.9 million in APIs to the Partnership on the earlier of the date certain proposals, discussed further below, are approved by the Unitholders at a special meeting of Unitholders or May 17, 1999, (e) Enron agreed that if certain proposals are approved by the Unitholders it will extend its cash distribution support through the fourth quarter of 2001, and (f) the Partnership agreed that, if any additional APIs are issued prior to approval of certain proposals by the Unitholders, it will issue additional Common Units at $19.00 per share in exchange for such additional APIs. As discussed further in
Note 20, the Partnership obtained Unitholder approval of these proposals subsequent to year-end. Pursuant to the Support Agreement, EOTT borrowed from Enron a $42 million Bridge Loan and $175 million Term Loan and entered into a $1 billion credit facility with Enron, to replace its existing $600 million credit facility.

     Special Units. Effective July 16, 1996, EOTT created a new class of limited partner interest designated as Special Units and exchanged the Special Units on a one-for-one basis for the 1,830,011 Common Units issued January 3, 1996 to Enron in connection with the financing of a previous acquisition. The Special Units ranked pari passu with the Common Units in all distributions and upon liquidation and will vote as a class with the Common Units. The exchange permitted EOTT to avoid the cost of New York Stock Exchange listing of the Common Units issued to Enron in connection with the financing of the acquisition, including the cost associated with seeking Unitholder approval for the listing. In connection with the Support Agreement, the Partnership issued 1,150,000 Special Units to Enron and as discussed further below Enron contributed $21.9 million APIs to the Partnership subsequent to year end. The Special Units became convertible into Common Units on a one-for-one basis and were converted into Common Units during the first quarter of 1999. The Special Units are considered Common Units for earnings per unit purposes, and the exchange had no adverse impact on EOTT or on income or distributions per Common Unit.

                           EOTT ENERGY PARTNERS, L.P.

     Additional Partnership Interests. On November 14, 1997, February 13, 1998, May 15, 1998 and August 14, 1998, Enron paid $3.7 million, $3.8 million, $2.8 million and $2.5 million, respectively, in support of EOTT's third and fourth quarter 1997 and first and second quarter 1998 distributions to its Common and Special Unitholders and the General Partner. In exchange for the distribution support, Enron received APIs in the Partnership. APIs have no voting rights and are non-distribution bearing; however, APIs will be entitled to be redeemed if, with respect to any quarter, the MQD and any Common Unit Arrearages have been paid, but only to the extent that Available Cash with respect to such quarter exceeds the amount necessary to pay the MQD on all Units and any Common Unit Arrearages. In February 1997, the General Partner amended the Partnership Agreement to provide that a holder of APIs may, at its option, waive its right to receive distributions of Available Cash to which it would otherwise be entitled and to provide that in such case the Partnership may retain such cash for later distribution to partners or for use in the Partnership's business in subsequent periods. The Partnership's Available Cash for the fourth quarter of 1996 was substantially in excess of the amount necessary to distribute the MQD on all outstanding Units, and upon adoption of the amendment, Enron, the holder of APIs, waived its right to receive such excess cash in redemption of APIs. The February 1997 amendments to the Partnership Agreement also provided that after the end of the Subordination Period a holder of Subordinated Units may convert such Units into Common Units either in whole or in part from time to time. The amendments also provided that any unconverted Units will be renamed "Class B Units" after the end of the Subordination Period. Prior to the amendments, the Partnership Agreement provided that conversion would occur only on an all or none basis. Enron had committed to support payment of EOTT Common and Special Unit distributions through March 1999, as necessary (of which $7.1 million was still available to be advanced at December 31, 1998). As discussed in Note 20, certain Unitholder approvals were obtained subsequent to year end and as a result, Enron increased its cash distribution support to $29 million and extended it through the fourth quarter of 2001 and contributed the $21.9 million in APIs currently outstanding pursuant to its commitment made in connection with the Support Agreement.

13. EMPLOYEE BENEFIT AND RETIREMENT PLANS

     Employees of the General Partner are covered by various retirement, stock purchase and other benefit plans of Enron. In April 1993, the General Partner adopted non-qualified benefit plans providing medical, dental, life, accidental death and dismemberment and long-term disability coverage to employees, with all related premiums and costs being incurred by the General Partner. Total benefit costs for 1998 were $6.4 million, including $3.9 million in costs attributable to health and welfare benefit plans. Total benefit costs for 1997 were $4.2 million including $3.3 million in costs attributable to health and welfare benefit plans. Total benefit costs for 1996 were $6.3 million including $3.1 million in costs attributable to health and welfare benefit plans and $1.8 million in costs attributable to a profit sharing contribution to the Enron Corp. Savings Plan based on 1996 financial results.

     Additionally, the General Partner maintains a variable pay plan based on earnings before interest, income taxes, depreciation and amortization of which none was recognized in 1998 and 1997, and $8.9 million in 1996.

     The General Partner's employees continue benefit accrual under the Enron Cash Balance Plan. All accrued benefits under the Enron Cash Balance Plan will be preserved in the Enron Cash Balance Plan until the General Partner adopts separate plans or participating employees are eligible for distribution under the plan. The General Partner's employees continue to participate in the Enron Employee Stock Ownership Plan and continue to be eligible for participation in the Enron Corp. Savings Plan.

     As of September 30, 1998, the most recent valuation date, the plan net assets, including contributions to the trust during the fourth quarter of 1998, of the Enron noncontributory defined benefit plan, in which the employees of the General Partner participate, were less than the actuarial present value of projected

                           EOTT ENERGY PARTNERS, L.P.

plan benefit obligations by approximately $25.0 million. As of September 30, 1997, the plan assets, including contributions to the trust during the fourth quarter of 1997, of the Enron noncontributory defined benefit plan, in which the employees of the General Partner participate, were less than the actuarial present value of projected plan benefit obligations by approximately $6.5 million. The assumed discount rate, rate of return on plan assets and rate of increases in wages used in determining the actuarial present value of projected benefits were 6.75%, 10.5%, and 4.0% in 1998, respectively, and 7.25%, 10.5%, and 4.0% in 1997 respectively.

     The General Partner provides certain postretirement medical, life insurance and dental benefits to eligible employees who retire after January 1, 1994. Benefits are provided under the provisions of contributory defined dollar benefit plans for eligible employees and their dependents. EOTT accrues these postretirement benefit costs over the service lives of employees expected to be eligible to receive such benefits. Enron retains liability for former employees of the General Partner who retired prior to January 1, 1994. The accumulated postretirement benefit obligation ("APBO") existing at December 31, 1998 and 1997 totaled $1.1 million and $0.7 million, respectively. The measurement of the APBO assumes a 6.75% and 7.25% discount rate in 1998 and 1997, respectively. EOTT does not currently intend to prefund its obligations under the Enron postretirement benefit plan.

     EOTT adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," in 1998. This statement changed the disclosure requirements, but not the method of measurement or recognition of these obligations. Prior year disclosures have been restated to conform with the new disclosure guidelines under SFAS No. 132. The following table sets forth information related to changes in the benefit obligations, changes in plan assets, a reconciliation of the funded status of the plans and components of the expense recognized related to postretirement benefits provided by EOTT (in thousands):

                                                               1998     1997
                                                              -------   -----
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at January 1...........................  $   745   $ 776
  Service cost..............................................      114      76
  Interest cost.............................................       73      51
  Plan amendments...........................................      147    (161)
  Actuarial loss............................................       82      21
  Benefits paid.............................................      (52)    (18)
                                                              -------   -----
          Benefit obligation at December 31.................  $ 1,109   $ 745
                                                              =======   =====
CHANGE IN PLAN ASSETS
  Fair value of plan assets at January 1....................  $    --   $  --
  Company contributions.....................................       53      18
  Plan participants' contributions..........................       --      --
  Benefits paid.............................................      (53)    (18)
                                                              -------   -----
          Fair value of plan assets at December 31..........  $    --   $  --
                                                              =======   =====
RECONCILIATION OF FUNDED STATUS TO BALANCE SHEET
  Funded status at December 31..............................  $(1,109)  $(745)
  Unrecognized prior service cost...........................      469     358
  Unrecognized actuarial gain...............................     (364)   (468)
                                                              -------   -----
          Accrued benefit cost at December 31...............  $(1,004)  $(855)
                                                              =======   =====

                           EOTT ENERGY PARTNERS, L.P.

                                                              1998   1997   1996
                                                              ----   ----   ----
COMPONENTS OF NET PERIODIC BENEFIT COST
  Service cost..............................................  $114   $ 76   $107
  Interest cost.............................................    73     51     55
  Amortization of prior service cost........................    36     27     39
  Recognized net actuarial gain.............................   (22)   (14)   (17)
                                                              ----   ----   ----
          Total net periodic postretirement benefit cost....  $201   $140   $184
                                                              ====   ====   ====

     The General Partner provides unemployment, severance and disability-related benefits or continuation of benefits such as health care and life insurance and other postemployment benefits. SFAS No. 112 requires the cost of those benefits to be accrued over the service lives of the employees expected to receive such benefits. At December 31, 1998 and 1997, the liability accrued was $0.7 million and $0.5 million, respectively.

     EOTT Energy Corp. Unit Option Plan. In February 1994, the Board of Directors of the General Partner adopted the 1994 EOTT Energy Corp. Unit Option Plan (the "Unit Option Plan"), which is a variable compensatory plan. To date, no compensation expense has been recognized under the Unit Option Plan. Under the Unit Option Plan, selected employees of the General Partner may be granted options to purchase Subordinated Units at a price of $15.00 per Unit as determined by the Compensation Committee of the Board of Directors of the General Partner. Options granted under the Unit Option Plan vest to the employees over a five-year service period and will expire on the tenth anniversary of the date of grant. No options are vested or exercisable prior to the third anniversary of the grant.

     The following table sets forth the Unit Option Plan transactions for the years ended December 31, 1998, 1997 and 1996:

                                                           NUMBER OF UNIT OPTIONS
                                                      ---------------------------------
                                                        1998        1997        1996
                                                      ---------   ---------   ---------
Outstanding at January 1............................  1,155,000   1,155,000   1,175,000
  Granted...........................................    400,000          --     160,000
  Exercised.........................................         --          --          --
  Forfeited.........................................    525,000          --     180,000
                                                      ---------   ---------   ---------
Outstanding at December 31..........................  1,030,000   1,155,000   1,155,000
                                                      =========   =========   =========
Available for grant at December 31..................         --          --     395,000
                                                      =========   =========   =========

     In February 1997, the Board of Directors of the General Partner decided that it would not grant any additional options under the Unit Option Plan. In May 1998, options forfeited by a former officer were approved for reissuance by the Board of Directors to the current President and Chief Executive Officer. In addition, in February 1997, the Unit Option Plan was amended to provide that, if the General Partner and the option holder agree, any option may be exercised on a "net" basis with no cash payment (other than for withholding taxes), so that upon exercise the holder will receive a number of Units with a fair market value equal to the difference between the fair market value of the Units covered by the option and the exercise price of the option. As a result, the General Partner anticipates that the actual number of Units to be issued on exercise of options will be substantially less than the number of Units covered by outstanding options.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This standard establishes a fair value based method of accounting for stock based compensation plans awarded after December 31, 1995 and encourages companies to adopt the fair

                           EOTT ENERGY PARTNERS, L.P.

value based method in SFAS No. 123 in place of the existing accounting method which requires expense recognition only in situations where stock based compensation plans award intrinsic value to recipients at the date of grant. Companies that do not follow SFAS No. 123 for accounting purposes must make annual pro forma disclosure of its effects. EOTT elected not to adopt the fair value method for accounting purposes. If EOTT had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) and net income (loss) per diluted Unit would have been reduced to the following pro forma amounts (in thousands):

                                                          1998       1997      1996
                                                         -------   --------   -------
Net Income (Loss) -- as reported.......................  $(4,067)  $(14,399)  $28,809
Net Income (Loss) -- pro forma.........................  $(4,140)  $(14,491)  $28,717
Diluted Net Income (Loss) per Unit -- as reported......  $ (0.21)  $  (0.75)  $  1.50
Diluted Net Income (Loss) per Unit -- pro forma........  $ (0.21)  $  (0.75)  $  1.50

     The fair value of each option grant for 1998 is estimated on the date of grant using the Cox-Ross-Rubenstein binomial method with the following assumptions: (1) dividend of $1.90 per Common Unit, (2) expected unit price volatility of 21.86%, (3) risk-free interest rate of 5.97% and (4) expected life of option of 2 years. The fair value of each option grant for 1996 is estimated on the date of grant using the Cox-Ross-Rubenstein binomial method with the following assumptions: (1) dividend of $1.90 per Common Unit, (2) expected unit price volatility of 24.03%, (3) risk-free interest rate of 6.40% and (4) expected life of option of 3 years. The weighted average fair value of options granted during 1998 was $2.119 per unit and during 1996 was $2.065 per unit.

     EOTT Energy Corp. Long-Term Incentive Plan. In October 1997, the Board of Directors adopted the EOTT Energy Corp. Long Term Incentive Plan ("Plan"), which is a variable compensatory plan. Under the Plan, selected key employees are awarded Phantom Appreciation Rights ("PAR"). Each PAR is a right to receive cash based on the performance of the Partnership prior to the time the PAR is redeemed. Performance of the Partnership is measured primarily by calculating the change in the average of Earnings Before Interest on Debt, related to acquisitions, Depreciation and Amortization ("EBIDA"), for each of the three consecutive fiscal years immediately preceding the grant date of the PAR and the exercise date of the PAR. The Plan has a five-year term beginning January 1, 1997, and PAR awards vest in 25% increments in the four-year period following the grant year.

     The following table sets forth the Long-Term Incentive Plan transactions for the years ended December 31, 1998 and 1997:

                                                                  NUMBER OF PAR
                                                              ---------------------
                                                                1998        1997
                                                              ---------   ---------
Outstanding at January 1....................................    358,600          --
  Granted...................................................    467,828     376,600
  Exercised.................................................         --          --
  Forfeited.................................................    188,500      18,000
                                                              ---------   ---------
Outstanding at December 31..................................    637,928     358,600
                                                              =========   =========
Available for grant at December 31..........................  1,245,072   1,524,400
                                                              =========   =========

14. LITIGATION AND OTHER CONTINGENCIES

     EOTT is, in the ordinary course of business, a defendant in various lawsuits, some of which are covered in whole or in part by insurance. The Partnership is responsible for all litigation and other claims relating to the business acquired from the Predecessor, although the Partnership will be entitled to the

                           EOTT ENERGY PARTNERS, L.P.

benefit of certain insurance maintained by Enron covering occurrences prior to the closing of the offering. The Partnership believes that the ultimate resolution of litigation, individually and in the aggregate, will not have a materially adverse impact on the Partnership's financial position or results of operations. Various legal actions have arisen in the ordinary course of business, the most significant of which are discussed below.

     Wyoming Refining Company Matter. EOTT had a possible loss exposure of approximately $1.47 million as a result of a dispute between Wyoming Refining Company ("WRC") and the U.S. Minerals Management Service ("MMS"). MMS was claiming that it was underpaid by WRC for certain Montana crude oil which was delivered to WRC over a several-year period prior to 1993. On December 14, 1998, EOTT received a letter from WRC stating that the MMS had withdrawn its claim and no price adjustments would be necessary.

     State of Texas Royalty Suit. EOTT was served on November 9, 1995 with a petition styled The State of Texas, et al. vs. Amerada Hess Corporation, et al. The matter was filed in District Court in Lee County, Texas and involves several major and independent oil companies and marketers as defendants. The plaintiffs are attempting to put together a class action lawsuit alleging that the defendants acted in concert to buy oil owned by members of the plaintiff class in Lee County, Texas, and elsewhere in Texas, at "posted" prices, which the plaintiffs allege were lower than true market prices. There is not sufficient information in the petition to fully quantify the allegations set forth in the petition, but the General Partner believes that any such claims against the Partnership will prove to be without merit.

     The State of Texas, et al. vs. Amerada Hess Corporation, et al., Cause No. 97-12040; In the 53rd Judicial District Court of Travis County, Texas. This case was filed on October 23, 1997 in Austin by the Texas Attorney General's office and involves several major and independent oil companies and marketers as defendants. EOTT was served on November 18, 1997. The petition states that the State of Texas brought this action in its sovereign capacity to collect statutory penalties recoverable under the Texas Common Purchaser Act, arising from Defendants' alleged willful breach of statutory duties owed to royalty, overriding royalty and working interest owners of crude oil sold to Defendants, as well as alleged breach of Defendants' common law and contractual duties. The Plaintiffs also allege that the Defendants have engaged in discriminatory pricing of crude oil. This case appears to be similar to the Lee County, Texas case filed by the State of Texas on November 9, 1995 and disclosed previously. EOTT and several of the defendants have engaged in settlement negotiations with the State of Texas, which, if consummated, would result in a dismissal of the claims of the State.

     McMahon Foundation and J. Tom Poyner vs. Amerada Hess Corporation, et al. (Including EOTT Energy Operating Limited Partnership), Civil Action No. H-96-1155; United States District Court, Southern District of Texas, Houston Division (Texas Federal Anti-Trust Suit). This suit was filed on April 10, 1996 as a class action complaint for violation of the federal antitrust laws and involves several major and independent oil companies and marketers as defendants. The relevant area is the entire continental United States, except for Alaska, New York, Ohio, Pennsylvania, West Virginia and the Wilmington Field at Long Beach, California. The plaintiffs claim that there is a combination and conspiracy among the defendant oil companies to fix, depress, stabilize and maintain at artificially low levels the price paid for the first purchase of lease production oil sold from leases in which the class members own interests. This was allegedly accomplished by agreement of the defendants to routinely pay for first purchases at posted prices rather than competitive market prices and maintain them in a range below competitive market prices through an undisclosed scheme of using posted prices in buy/sell transactions among themselves to create the illusion that posted prices are genuine market prices. The plaintiffs allege violations from October of 1986 forward. No money amounts were claimed, and it is not possible to determine any potential exposure until further discovery is done.

                           EOTT ENERGY PARTNERS, L.P.

     Randolph Energy, Inc., et al. vs. Amerada Hess Corporation, et al., Civil Action No. 2:97CV273PG; In the United States District Court for the Southern District of Mississippi, Jackson Division (Mississippi Federal Anti-Trust
Suit). EOTT received the summons in this matter on August 18, 1997. The case was filed on August 5, 1997 and is a class action complaint for alleged violation of the federal antitrust laws which involves several major and independent oil companies and marketers as defendants. The plaintiffs claim that this litigation arises out of a combination and conspiracy of the defendant oil companies to fix, depress, stabilize and maintain at artificially low levels the prices paid for the first purchase of lease production oil sold from leases in which the class members own interests. The issues appear to be a duplication of the issues in the Texas Federal Anti-Trust Suit previously discussed. No money amounts were claimed, and it is not possible to determine any potential exposure until further discovery is done.

     Cameron Parish School Board, et al. vs. Texaco, Inc., et al.; Civil Action No. C-98-111; In the United States District Court for the Western District of Louisiana, Lake Charles Division (Louisiana Federal Anti-Trust Suit). This case was originally filed as a state law claim in Louisiana. When the case was removed to federal court, the anti-trust claims were added, similar to the claims made in the Texas Federal Anti-Trust Suit and the Mississippi Federal Anti-Trust Suit. The plaintiffs claim that this litigation arises out of a combination and conspiracy of the defendant oil companies to fix, depress, stabilize and maintain at artificially low levels the prices paid for the first purchase of lease production oil sold from leases in which the class members own interests. The issues appear to be a duplication of the issues in the Texas Federal Anti-Trust Suit and the Mississippi Federal Anti-Trust Suit, both previously discussed. On October 22, 1998, the judge granted the Plaintiffs' motion to amend the petition and add additional defendants. The Partnership and the General Partner were added to the case as defendants at that time. No money amounts were claimed and it is not possible to determine any potential exposure until further discovery is done.

     The Texas Federal Anti-Trust Suit, the Mississippi Federal Anti-Trust Suit and the Louisiana Anti-Trust Suit, along with several other suits to which EOTT is not a party, were consolidated and transferred to the Southern District of Texas by Transfer Order dated January 14, 1998. The Judicial Panel on Multidistrict Litigation made this recommendation due to similarity of issues in the cases. EOTT and the General Partner, along with a number of other defendants, have entered into a class-wide settlement with the defendants which has been preliminarily approved by the Court. A final approval hearing on the class-wide settlement is scheduled for April 5, 1999.

     Mobil Oil Corporation vs. EOTT Energy Operating Limited Partnership and EOTT Energy Corporation, Cause No. CV98-04881, M-298th Judicial District Court, Dallas County, Texas (Mobil Suit). This suit was filed on June 25, 1998 against both EOTT and the General Partner. Mobil alleged that it overpaid EOTT in connection with a crude oil contract between the parties. EOTT claimed that it was entitled to offsets to the overpayment alleged by Mobil and tendered the amount EOTT believed it owed. The case was settled in November of 1998, with EOTT tendering cash and services to resolve the matter.

     Assessment for Crude Oil Production Tax from the Comptroller of Public Accounts, State of Texas. The Partnership received a letter from the Comptroller's Office dated October 9, 1998 assessing the Partnership for severance taxes the Comptroller's Office alleges are due on a difference the Comptroller's Office believes exists between the market value of crude oil and the value reported on the Partnership's crude oil tax report for the period of September 1, 1994 through December 31, 1997. The letter states that the action, based on a desk audit of the Partnership's crude oil production reports, is partly to preserve the statute of limitations where crude oil severance tax may not have been paid on the true market price of the crude oil. The letter further states that the Comptroller's position is similar to claims made in several lawsuits, including the Texas Federal Anti-Trust Suit, in which the Partnership is a defendant. The amount of the assessment, including penalty and interest, is approximately $1.1 million. While the claim is

                           EOTT ENERGY PARTNERS, L.P.

still being reviewed, the General Partner believes the Partnership should be without liability in this or related matters.

     General Matters. EOTT believes that it has obtained or has applied for all of the necessary permits required by federal, state, and local environmental agencies for the operation of its business. Further, the Partnership believes that there are no outstanding liabilities or claims relating to environmental matters, individually and in the aggregate, which would have a material adverse impact on the Partnership's financial position or results of operations.

15. COMMITMENTS

     Operating Leases. EOTT leases certain real property, equipment, and operating facilities under various operating leases. Future non-cancelable commitments related to these items at December 31, 1998, are summarized below (in thousands):

1999........................................................   $6,805
2000........................................................    4,617
2001........................................................    3,171
2002........................................................    2,426
2003........................................................      718
Later years.................................................      580

     Total lease expense incurred was $10.9 million, $10.3 million and $10.3 million for the years ended December 31, 1998, 1997 and 1996, respectively.

16. OTHER INCOME (EXPENSE), NET

     The components of other income (expense), net, are as follows (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1998      1997     1996
                                                             -------   -------   ----
Loss on foreign currency transactions......................  $(1,055)  $(1,488)  $(83)
Gain (loss) on disposal of fixed assets....................      (66)      503    (80)
Rental income..............................................       60        90     69
Litigation settlements and reserves........................     (969)      130    203
Other......................................................      225        (1)    49
                                                             -------   -------   ----
          Total............................................  $(1,805)  $  (766)  $158
                                                             =======   =======   ====

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosures on the estimated fair value of financial instruments are presented in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" and SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments." Fair value as defined in SFAS No. 107 represents the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value amounts have been determined by EOTT using available market data and valuation methodologies. Judgment is required in interpreting market data and the use of different market assumptions or estimation methodologies may affect the estimated fair value amounts.

     Credit Risk. In the normal course of business, EOTT extends credit to various companies in the energy industry. Within this industry, certain elements of credit risk exist and may, to varying degrees, exceed amounts recognized in the accompanying consolidated financial statements, which may be affected

                           EOTT ENERGY PARTNERS, L.P.

by changes in economic or other external conditions and may accordingly impact EOTT's overall exposure to credit risk. EOTT's exposure to credit loss in the event of nonperformance is limited to the book value of the trade commitments included in the accompanying Consolidated Balance Sheets. EOTT manages its exposure to credit risk through credit analysis, credit approvals, credit limits and monitoring procedures. Further, the General Partner believes that its portfolio of receivables is well diversified and that the allowance for doubtful accounts is adequate to absorb any potential losses. EOTT requires collateral in the form of letters of credit for certain of its receivables.

     Market Risk. EOTT trading and non-trading transactions give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular commitment. EOTT closely monitors and manages its exposure to market risk to ensure compliance with EOTT's stated risk management policies which are regularly assessed to ensure their appropriateness given EOTT's objectives, strategies and current market conditions.

     The following table presents the carrying amounts and estimated fair values of the Partnership's financial instruments at December 31, 1998 and 1997 (in millions):

                                                           1998                1997
                                                     -----------------   ----------------
                                                     CARRYING    FAIR    CARRYING   FAIR
                                                      AMOUNT    VALUE     AMOUNT    VALUE
                                                     --------   ------   --------   -----
Financial assets
  Cash and cash equivalents........................   $  3.0    $  3.0    $ 3.7     $ 3.7
  Foreign currency contracts.......................       --      12.2       --      22.9
Financial liabilities
  Short-term borrowings............................   $ 28.3    $ 28.3    $70.6     $70.6
  Bridge loan......................................     42.0      42.0       --        --
  Term loan........................................    175.0     175.0       --        --
  Repurchase agreements............................     83.0      83.0       --        --
  Note payable.....................................       --        --     39.3      39.3
  Foreign currency contracts.......................       --      12.2       --      22.9
  Long-term liabilities............................       --        --      0.3       0.3

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash and cash equivalents, short-term borrowings, note payable, bridge loan, term loan and repurchase agreements. Fair value for these current assets and liabilities was considered to be the same as the carrying amounts because of their liquidity and market-based interest where applicable.

     Foreign currency contracts. Quoted market prices are used in determining the fair value of financial instruments held or issued. If quoted prices are not available, fair values are estimated on the basis of pricing models or quoted prices for financial instruments with similar characteristics.

     Long-term liabilities. These liabilities represent long-term borrowings on which the carrying amounts approximate fair value because the effective annual interest rates of these instruments reflect interest rates at December 31, 1997.

  Other Than Trading Activities

     EOTT enters into forwards, futures an other contracts to hedge the impact of market fluctuations on assets, lease purchases or other contractual commitments. However, EOTT does not consider its commodity futures and forward contracts to be financial instruments since these contracts require or permit settlement by the delivery of the underlying commodity, and thus are not subject to the provisions of SFAS No. 119. Changes in the market value of these transactions are deferred until the gain or loss is

                           EOTT ENERGY PARTNERS, L.P.

recognized on the hedged transaction at which time such gains and losses are recognized through cost of sales.

     EOTT routinely enters into foreign currency futures contracts to hedge foreign currency exposure from commercial transactions relating to current month crude purchases and sales as well as fixed price swaps. These contracts generally mature in one year or less. At December 31, 1998 and 1997, foreign currency contracts with a notional principal amount of $11.7 million and $22.9 million, respectively, were outstanding, having exchange rates which approximated current market exchange rates.

  Trading Activities

     Prior to 1998, EOTT offered limited price risk management products to the energy sector which were not material to EOTT's financial position or results of operations. These products include swap agreements which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodities specified, options and other contractual arrangements. EOTT accounted for these activities using the mark-to-market method of accounting and recorded the gain or loss as a cost of sales in the period of the change in the market with an offsetting entry to trade accounts receivable or payable as appropriate. In connection with the realignment initiatives discussed in Note 5, EOTT ceased providing price risk management products to its customers.

18. NEW ACCOUNTING STANDARDS

     SFAS No. 130, "Comprehensive Income" requires the presentation of comprehensive income which is traditional net income (loss) adjusted for certain items that previously were only reflected as direct charges or credits to equity. EOTT adopted SFAS No. 130 in the first quarter of 1998. For the years ended December 31, 1998, 1997 and 1996 traditional net income (loss) and comprehensive income (loss) are the same.

     SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" requires that segment reporting for public companies be measured the same way management identifies and evaluates information internally. EOTT adopted SFAS No. 131 for year end 1998 reporting and restated prior year information based on the following reportable business segments -- North American Crude Oil -- East of Rockies, Pipeline Operations and West Coast Operations. See Note 19.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use. The statement requires companies to capitalize certain costs that are incurred in developing or designing computer software. This statement is effective for financial statements beginning after December 15, 1998. The impact of this new standard will not have a significant effect on EOTT's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The standard cannot be applied retroactively but early adoption is permitted. EOTT has not yet

                           EOTT ENERGY PARTNERS, L.P.

determined the impact of adopting SFAS No. 133; however, this standard could increase volatility in earnings and partners' capital, through other comprehensive income.

     In December 1998, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The Issue 98-10 is effective for fiscal years beginning after December 15, 1998, and requires energy trading contracts (as defined) to be recorded at fair value on the balance sheet, with the change in fair value included in earnings. The consensus requires the effect of initial application of Issue 98-10 to be recorded as a cumulative effect of a change in accounting principle effective January 1, 1999, for calendar year companies. Management has determined that the cumulative effect of the adoption of the new accounting standard will be an increase in net income which will not be in excess of $2.0 million.

19. BUSINESS SEGMENT INFORMATION

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This standard requires that companies report certain information about operating segments in complete sets of financial statements and in condensed financial statements of interim periods for fiscal years beginning after December 15, 1997. EOTT adopted this statement for the fiscal year ending December 31, 1998.

     EOTT has changed the composition of its reportable segments and has restated the corresponding items of segment information for earlier periods. EOTT has three reportable segments, which management believes are necessary to make decisions about resources to be allocated and assess its performance: North American Crude Oil -- East of Rockies, Pipeline Operations and West Coast Operations. The North American Crude Oil -- East of Rockies segment primarily purchases, gathers, transports and markets crude oil. The Pipeline Operations segment operates approximately 5,300 active miles of common carrier pipelines operated in 15 states. The West Coast Operations include crude oil gathering and marketing, refined products marketing and a natural gas liquids business.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies as discussed in Note 2. EOTT evaluates performance based on operating income (loss).

     EOTT accounts for intersegment revenue and transfers between North American Crude Oil -- East of Rockies and West Coast Operations as if the sales or transfers were to third parties, that is, at current market prices. Intersegment revenues for Pipeline Operations are based on published pipeline tariffs.

                           EOTT ENERGY PARTNERS, L.P.

                   FINANCIAL INFORMATION BY BUSINESS SEGMENT
                                 (IN THOUSANDS)

                                                 NORTH
                                                AMERICAN                    WEST      CORPORATE
                                               CRUDE OIL     PIPELINE      COAST         AND
                                                 -- EOR     OPERATIONS   OPERATIONS   OTHER(B)    CONSOLIDATED
                                               ----------   ----------   ----------   ---------   ------------
YEAR ENDED DECEMBER 31, 1998
Revenue from external customers..............  $4,590,810    $  7,036     $586,169    $110,682     $5,294,697
Intersegment revenue (a).....................      47,008      24,516        3,900     (75,424)            --
                                               ----------    --------     --------    --------     ----------
         Total revenue.......................   4,637,818      31,552      590,069      35,258      5,294,697
                                               ----------    --------     --------    --------     ----------
Gross margin.................................      92,071      30,856        9,698         (20)       132,605
                                               ----------    --------     --------    --------     ----------
Operating income (loss)......................      28,050       4,285          199     (25,305)         7,229
Other expense................................          --          --           --     (11,296)       (11,296)
                                               ----------    --------     --------    --------     ----------
Net income (loss)............................      28,050       4,285          199     (36,601)        (4,067)
                                               ----------    --------     --------    --------     ----------
Long-lived assets............................      83,866     270,739       25,335       5,299        385,239
                                               ----------    --------     --------    --------     ----------
Total assets.................................     608,655     279,315       60,677      17,173        965,820
                                               ----------    --------     --------    --------     ----------
Additions to long-lived assets...............      18,398     222,121       23,275       2,775        266,569
                                               ----------    --------     --------    --------     ----------
Depreciation and amortization................       9,263       9,287          470       1,931         20,951
                                               ----------    --------     --------    --------     ----------
YEAR ENDED DECEMBER 31, 1997
Revenue from external customers..............  $6,070,799    $  5,687     $809,466    $760,147     $7,646,099
Intersegment revenue (a).....................       1,795      13,717        1,783     (17,295)            --
                                               ----------    --------     --------    --------     ----------
         Total revenue.......................   6,072,594      19,404      811,249     742,852      7,646,099
                                               ----------    --------     --------    --------     ----------
Gross margin.................................      82,562      19,539        9,342       1,602        113,045
                                               ----------    --------     --------    --------     ----------
Operating income (loss)......................      19,506       1,821           58     (28,977)        (7,592)
Other expense................................          --          --           --      (6,807)        (6,807)
                                               ----------    --------     --------    --------     ----------
Net income (loss)............................      19,506       1,821           58     (35,784)       (14,399)
                                               ----------    --------     --------    --------     ----------
Long-lived assets............................      61,032      76,276        2,486       6,426        146,220
                                               ----------    --------     --------    --------     ----------
Total assets.................................     604,663      80,528       63,279      34,451        782,921
                                               ----------    --------     --------    --------     ----------
Additions to long-lived assets...............       4,923      13,349          234       4,331         22,837
                                               ----------    --------     --------    --------     ----------
Depreciation and amortization................       7,807       6,030          500       2,181         16,518
                                               ----------    --------     --------    --------     ----------
YEAR ENDED DECEMBER 31, 1996
Revenue from external customers..............  $6,027,578    $  4,137     $769,416    $668,599     $7,469,730
Intersegment revenue (a).....................       1,451      10,187        1,471     (13,109)            --
                                               ----------    --------     --------    --------     ----------
         Total revenue.......................   6,029,029      14,324      770,887     655,490      7,469,730
                                               ----------    --------     --------    --------     ----------
Gross margin.................................     117,255      13,916       15,523       2,833        149,527
                                               ----------    --------     --------    --------     ----------
Operating income (loss)......................      47,066       1,778        6,835     (23,817)        31,862
Other expense................................          --          --           --      (3,053)        (3,053)
                                               ----------    --------     --------    --------     ----------
Net income (loss)............................      47,066       1,778        6,835     (26,870)        28,809
                                               ----------    --------     --------    --------     ----------
Long-lived assets............................      54,256      72,200        2,919      17,324        146,699
                                               ----------    --------     --------    --------     ----------
Total assets.................................     786,933      85,123       82,447      71,694      1,026,197
                                               ----------    --------     --------    --------     ----------
Additions to long-lived assets...............       3,094       1,147          243       2,239          6,723
                                               ----------    --------     --------    --------     ----------
Depreciation and amortization................       8,884       5,133          520       1,183         15,720
                                               ----------    --------     --------    --------     ----------

---------------

(a) Intersegment sales for North American Crude Oil -- EOR and West Coast Operations are made at prices comparable to those received from external customers. Intersegment sales for Pipeline Operations are based on published pipeline tariffs.

(b) Corporate and Other also includes the East of Rockies refined products business and intersegment eliminations.

                           EOTT ENERGY PARTNERS, L.P.

20. SUBSEQUENT EVENTS

     On January 19, 1999, the Board of Directors of EOTT Energy Corp., as General Partner, declared the Partnership's regular quarterly cash distribution of $0.475 per Unit for the period October 1, 1998 through December 31, 1998. The total distribution of approximately $6.9 million was paid on February 12, 1999 to the General Partner and all Common and Special Unitholders of record as of the close of business on January 29, 1999. The fourth quarter distribution was paid without using distribution support from Enron.

     On February 12, 1999, the Partnership obtained approval of proposals presented at a Special Meeting of Unitholders. Approval of these proposals, among other things, (a) authorized the Partnership to issue an additional 10 million Common Units to raise cash to reduce indebtedness, for acquisitions and other Partnership purposes, (b) changed the terms of the Special Units so that they became convertible into Common Units and (c) resulted in an increase in Enron's distribution support to $29 million and an extension of that support through the fourth quarter of 2001. As a result of the approval of the proposals, Enron contributed the $21.9 million in APIs outstanding pursuant to its commitment made in connection with the Support Agreement discussed in Note 12.

21. QUARTERLY FINANCIAL DATA (UNAUDITED)
    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                     FIRST        SECOND       THIRD        FOURTH
                                    QUARTER      QUARTER      QUARTER     QUARTER(1)     TOTAL
                                   ----------   ----------   ----------   ----------   ----------
1998
  Revenues.......................  $1,339,404   $1,231,875   $1,295,652   $1,427,766   $5,294,697
  Gross margin...................      27,547       29,156       33,736       42,166      132,605
  Operating income
     (loss)......................        (357)       1,157        1,153        5,276        7,229
  Net income (loss)..............      (1,723)      (1,274)      (1,806)         736       (4,067)
  Basic net income (loss) per
     Unit
     Common......................       (0.09)       (0.06)       (0.03)        0.01        (0.17)
     Subordinated................       (0.09)       (0.07)       (0.20)        0.08        (0.26)
  Diluted net income (loss) per
     Unit........................       (0.09)       (0.07)       (0.09)        0.03        (0.21)
  Cash distributions per Common
     Unit(2).....................       0.475        0.475        0.475        0.475         1.90
1997
  Revenues.......................  $2,279,168   $1,933,011   $1,774,230   $1,659,690   $7,646,099
  Gross margin...................      34,918       23,236       26,788       28,103      113,045
  Operating income (loss)(3).....       5,343       (4,681)        (370)      (7,884)      (7,592)
  Net income (loss)..............       3,914       (6,191)      (1,911)     (10,211)     (14,399)
  Basic net income (loss) per
     Unit
     Common......................        0.20        (0.32)       (0.10)       (0.53)       (0.75)
     Subordinated................        0.20        (0.32)       (0.10)       (0.53)       (0.75)
  Diluted net income (loss) per
     Unit........................        0.20        (0.32)       (0.10)       (0.53)       (0.75)
  Cash distributions per Common
     Unit(2).....................       0.475        0.475        0.475        0.475         1.90

---------------

(1) Fourth quarter 1998 amounts include the acquisition of the Assets from Koch on December 1, 1998. See Note 3 to the Consolidated Financial Statements.

(2) Cash distributions are shown in the quarter paid and are based on the prior quarter's earnings.

                           EOTT ENERGY PARTNERS, L.P.

(3) Fourth quarter 1997 operating income (loss) includes non-recurring charges of (i) $6.5 million for the impairment of an information system development project, (ii) $1.5 million impairment of three Ohio products terminals held for sale and (iii) $2.0 million of severance costs related to the exit of the East of Rockies refined products business and corporate realignment. See additional discussion in Notes 5 and 6 to the Consolidated Financial Statements.

                                  SCHEDULE II
                           EOTT ENERGY PARTNERS, L.P.

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                                 (IN THOUSANDS)

                                                      BALANCE AT   CHARGED TO                 BALANCE
                                                      BEGINNING    COSTS AND    DEDUCTIONS    AT END
                                                      OF PERIOD     EXPENSES    AND OTHER    OF PERIOD
                                                      ----------   ----------   ----------   ---------
Year ended December 31, 1996
  Allowance for Doubtful Accounts...................    $2,397       $  700       $ (831)     $2,266
Year ended December 31, 1997
  Allowance for Doubtful Accounts...................    $2,266       $   --       $ (606)     $1,660
Year ended December 31, 1998
  Allowance for Doubtful Accounts...................    $1,660       $  700       $ (500)     $1,860
  Litigation Reserves...............................    $   --       $1,400       $   --      $1,400
  Safety and Environmental..........................    $   --       $   --       $1,000      $1,000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                                FILED PURSUANT TO RULE 424(b)(2)


                                                   REGISTRATION NO. 333-82269


                                                   REGISTRATION NO. 333-82269-01


                                                   REGISTRATION NO. 333-82269-02


                                                   REGISTRATION NO. 333-82269-03


                                                   REGISTRATION NO. 333-82269-04


PROSPECTUS


                                  $500,000,000

                             ---------------------

                                  COMMON UNITS
                                DEBT SECURITIES

                           EOTT ENERGY PARTNERS, L.P.
                           EOTT ENERGY FINANCE CORP.

                             ---------------------

     We are EOTT Energy Partners, L.P., a publicly traded limited partnership engaged in the purchasing, gathering, transporting, storage and resale of crude oil, refined petroleum products and natural gas liquids and in related activities. We are the issuer of the common units and debt securities offered by means of this prospectus. EOTT Energy Finance Corp. may act as co-issuer of debt securities.

     We currently have 14,976,011 common units outstanding. Our common units are traded on the New York Stock Exchange under the symbol "EOT."

                             ---------------------

     WE WILL PROVIDE SPECIFIC TERMS OF OFFERINGS OF OUR SECURITIES IN PROSPECTUS SUPPLEMENTS. YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST. YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN THE "WHERE YOU CAN FIND MORE INFORMATION" SECTION OF THIS PROSPECTUS FOR INFORMATION ON US AND FOR OUR FINANCIAL STATEMENTS. TOGETHER THESE DOCUMENTS WILL PROVIDE YOU WITH THE SPECIFIC TERMS OF THE OFFERINGS. THIS PROSPECTUS MAY NOT BE USED TO SELL OUR SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

     LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF OUR SECURITIES SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER "RISK FACTORS," ON PAGE 2, IN EVALUATING AN INVESTMENT IN US.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF OUR SECURITIES. THIS MEANS THAT NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY, ADEQUACY OR COMPLETENESS OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 2, 1999.

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
ABOUT THIS PROSPECTUS.......................................     ii
WHERE YOU CAN FIND MORE INFORMATION.........................     ii
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS...    iii
WHO WE ARE..................................................      1
RISK FACTORS................................................      2
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........      7
USE OF PROCEEDS.............................................      8
DESCRIPTION OF THE DEBT SECURITIES..........................      8
RATIO OF EARNINGS TO FIXED CHARGES..........................     13
DESCRIPTION OF OUR COMMON UNITS.............................     13
CASH DISTRIBUTION POLICY....................................     15
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT....................     16
TAX CONSIDERATIONS..........................................     19
PLAN OF DISTRIBUTION........................................     34
LEGAL MATTERS...............................................     35
EXPERTS.....................................................     35

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer from time to time up to $500,000,000 of our securities. Each time we offer our securities, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, before you invest in our securities, you should read this prospectus, any prospectus supplements and all additional information referenced in the next section.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a web site that contains reports, information statements and other information regarding issuers that file electronically. Our SEC filings are also available on this web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

     The SEC allows us to incorporate by reference information we file with it into this prospectus. This procedure means that we can disclose important information to you by referring you to documents on file or to be filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all offerings under this shelf registration are completed:

     - Annual Report on Form 10-K for the year ended December 31, 1998;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and

     - the description of our common units contained in our Form 8-A/A dated March 14, 1994.

     You may request a copy of these filings at no cost by making written or telephone requests for copies to:
        EOTT Energy Corp.
        1400 Smith Street
        Houston, Texas 77002
        Attention: Shareholder Relations
        Telephone: (713) 853-6161

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. In general, any statement other than a statement of historical fact is a forward looking statement. We caution that our actual results may differ materially from those anticipated or projected forward looking statements. Any differences could result from a variety of factors, including the following:

     - our ability to maintain existing volumes of crude oil purchased at the lease and to obtain additional volumes of crude oil;

     - our success in hedging our positions;

     - industry conditions;

     - prices and demand for crude oil;

     - economic, political and administrative developments that impact federal, state and local departments and agencies that regulate the oil industry;

     - the effect of competition;

     - conditions of the capital markets;

     - our ability to successfully acquire and efficiently integrate new assets; and

     - our ability to successfully implement our Year 2000 readiness program.

     The information we set forth under the heading "Risk Factors" details these and other facts that could affect our operating results. You should carefully consider all this information before you invest.

                                   WHO WE ARE

     We are EOTT Energy Partners, L.P., and we purchase, gather, transport, store and resell crude oil, refined petroleum products and natural gas liquids. As an intermediary, we seek to earn profits primarily by buying crude oil at competitive prices, efficiently transporting and handling the purchased crude oil and marketing the crude oil to refinery customers or other trade partners who can most benefit from the particular crude oil type. Through our crude oil gathering and marketing operations, we purchase crude oil produced from approximately 40,000 leases owned by many of the largest integrated and independent crude oil producers in the United States and Canada. We purchase approximately 87% of our lease crude oil from independent oil producers and approximately 13% from major integrated oil companies. We market the crude oil to major oil companies and independent refiners throughout the United States and Canada. In addition to our gathering and marketing operations, we have pipeline operations in which we transport crude oil on our intrastate and interstate pipelines based on regulated published tariffs.

     On December 1, 1998, we purchased crude oil gathering and transportation assets in key oil producing regions in a transaction that almost tripled our pipeline mileage and almost doubled our crude oil lease barrels under contract. The acquisition included approximately 3,900 miles of crude oil pipelines, crude oil transport trucks, meter stations, vehicles, storage tanks and contracts for approximately 180,000 lease barrels of crude oil per day from production in 11 central and western states including Texas, Oklahoma, Kansas and California. On May 3, 1999, we purchased crude oil transportation and storage assets that included approximately 2,000 miles of common carrier crude oil pipelines in Southeast New Mexico and West Texas, bringing our crude oil pipeline mileage to a total of approximately 8,200 miles.

     We are a Delaware limited partnership. EOTT Energy Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Enron Corp. ("Enron"), serves as our sole general partner. Our operations are conducted through, and the operating assets are owned by, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership and EOTT Energy Pipeline Limited Partnership, each of which is a Delaware limited partnership. Our general partner is also the general partner of our operating partnerships. EOTT Energy Finance Corp., a Delaware corporation, is a wholly-owned subsidiary of EOTT Energy Partners, L.P. and has been organized for the sole purpose of co-issuing debt securities.

                                  RISK FACTORS

     In addition to the other information in, or incorporated by reference in this prospectus and any accompanying prospectus supplement, you should carefully consider and evaluate all of the information relating to the risk factors set forth below.

RISKS RELATED TO OUR BUSINESS

     ECONOMIC AND INDUSTRY FACTORS BEYOND OUR CONTROL, INCLUDING PRODUCTION LEVELS OF CRUDE OIL, CAN ADVERSELY AFFECT OUR GROSS MARGIN.

     Our ability to pay cash distributions and service our debt obligations depends primarily on our gross margin, which is the difference between the sales price of crude oil and the cost of crude oil purchased, including costs paid to third parties for transportation and handling charges. Historically, our business has been very competitive with thin and volatile profit margins. Our gross margin is affected by many factors beyond our control, including:

     - the performance of the U.S. and world economies;

     - volumes of crude oil produced in the areas we serve;

     - demand for oil by refineries and other customers;

     - prices for crude oil at various lease locations;

     - prices for crude oil futures contracts on the New York Mercantile
       Exchange;

     - the competitive position of alternative energy sources; and

     - the availability of pipeline and other transportation facilities that may make crude oil production from other producing areas competitive with crude oil production that we purchase at the lease.

The absolute price levels for crude oil do not necessarily bear a direct relationship to our gross margins per barrel, and our gross margins per barrel cannot be projected with any level of certainty. Due to the volatility of crude oil prices and the decline in crude oil production, crude oil gathering margins have suffered industry wide over the last few years. Although there has been improvement in crude oil margins since 1997, margins have not returned to historical levels.

     IF WE CANNOT MAINTAIN OUR VOLUMES OF CRUDE OIL PURCHASED AT THE LEASE, OUR ABILITY TO PAY CASH DISTRIBUTIONS AND SERVICE OUR DEBT OBLIGATIONS WILL BE ADVERSELY AFFECTED.

     Our profitability depends in part on our ability to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. This is particularly difficult in an environment of reduced drilling activity and discontinued production operations. The amount of drilling and production will depend in large part on crude oil prices. To the extent that low crude oil prices result in lower volumes of lease crude oil available for purchase, we may experience lower per barrel margins, as competition for available lease crude oil on the basis of price intensifies. It is possible that domestic crude oil producers may further reduce or discontinue drilling and production operations. In addition, a sustained depression in crude oil prices could result in the bankruptcy of some producers.

     Because producers experience inconveniences in switching lease crude oil purchasers, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring lease crude oil in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil. Furthermore, we cannot assure you that we will be successful in obtaining production made available by major oil companies or that we will be successful in acquiring other gatherers or marketers.

     OUR PERFORMANCE DEPENDS ON OUR ABILITY TO MINIMIZE BAD DEBTS AND LEGAL LIABILITY WHEN EXTENDING CREDIT TO OPERATORS AND CUSTOMERS.

     When we purchase crude oil at the lease, we often make payment to an operator who is responsible for the correct payment and distribution of the proceeds to other parties. If the operator does not have sufficient resources to indemnify and defend us in case of a protest, action or complaint by those other parties, our costs could rise. In addition, because we may extend credit to some customers in large amounts, it is important that our credit review, evaluation and control mechanisms work properly. Even if our mechanisms work properly, we cannot assure you that our customers will not experience losses in dealings with other parties, in which case we could be adversely affected.

     A REDUCTION IN OUR CREDIT STANDING OR ABILITY TO ACCESS CAPITAL WOULD ADVERSELY AFFECT OUR BASIC PURCHASING AND MARKETING ACTIVITIES.

     Our financial resources are a major consideration for parties that enter into transactions with us, and because of the large dollar volume of the marketing transactions in which we engage, we have a significant need for working capital. While we believe that our revolving credit facility will be sufficient to support our working capital needs, any significant decrease in our financial strength, regardless of the reason for the decrease, may:

     - increase the number of transactions requiring letters of credit or other financial support;

     - make it more difficult for us to obtain letters of credit upon expiration of our revolving credit facility;

     - make it more difficult to renew our revolving credit facility upon its expiration; or

     - increase the cost of obtaining letters of credit.

If we do experience a decrease in financial strength, or if our general partner is unsuccessful in managing our working capital position, we may be unable to maintain or increase the level of our purchasing and marketing activities. We cannot assure you that our revolving credit facility will be adequate or that we will not be required to reduce our market activities because of limitations on our ability to obtain financing for our working capital needs.

     OUR ABILITY TO MAINTAIN OR INCREASE OUR GROSS MARGINS IS DEPENDENT ON THE SUCCESS OF OUR PRICE RISK MANAGEMENT STRATEGIES.

     Sophisticated price risk management strategies, including those involving price hedges using New York Mercantile Exchange futures contracts, are very important in maintaining or increasing our gross margins. Hedging techniques require significant resources dedicated to the management of futures positions and physical inventories. We cannot assure you that our price risk management strategies will be successful in protecting us from risks or in maintaining our gross margins at desirable levels. Furthermore, we have certain basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods will change) that cannot be completely hedged, and from time to time we enter into transactions providing for purchases and sales in future periods in which the volumes of crude oil are balanced but where either the purchase or the sale prices are not fixed at the time the transactions are entered into. In these cases we are subject to the risk that prices may change or that price changes will not occur as anticipated.

     Our ability to increase our profitability and cash flow will depend to a large extent on our success in making wise decisions regarding sources of supply and demand for crude oil, our skill in handling the transportation and storage of crude oil and our ability to respond to changes in the markets. The marketing of crude oil is complex and requires detailed current knowledge of crude oil sources and outlets and a familiarity with a number of factors including:

     - types of crude oil;

     - individual refinery demand for specific grades of crude oil;

     - area market price structures for the different grades of crude oil;

     - location of customers;

     - availability of transportation facilities; and

     - timing and costs (including storage) involved in delivering crude oil to the appropriate customer.

     TECHNICAL AND STRUCTURAL IMPROVEMENTS IN THE MARKETS FOR CRUDE OIL MAY HAVE AN ADVERSE EFFECT ON OUR PERFORMANCE.

     We realize margins because of our ability to take advantage of our gathering, storage and transportation assets and our ability to effect transactions at many different delivery points. Developments in the markets for crude oil or petroleum products, such as the development of more accurate price reporting mechanisms or the introduction of additional futures contracts involving new delivery locations and products, may adversely affect our margins.

     ENVIRONMENTAL AND OTHER REGULATORY COSTS AND LIABILITIES COULD AFFECT OUR CASH FLOW.

     Our business is heavily regulated by federal, state and local agencies with respect to environmental, safety and other regulatory matters. This regulation increases our cost of doing business. We may be subject to substantial penalties if we fail to comply with any regulation. We cannot assure you that regulatory changes enacted by regulatory agencies that have jurisdiction over us will not increase our cost of conducting business or otherwise negatively impact our profitability, cash flow and financial condition.

     We are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. If an accidental leak or spill occurs in one of our pipelines or at a storage facility, we may have to pay a significant amount to clean up the leak or spill. The resulting costs and liabilities could negatively affect the level of cash available to pay amounts due on our debt and for distributions to unitholders. Although we believe that we are in compliance in all material respects with all applicable environmental laws and regulations, we could be adversely affected by environmental costs and liabilities that may be incurred or increased costs resulting from failure to obtain all required regulatory consents and approvals. Proper maintenance of pipelines is important for the avoidance of accidental leaks and spills. The average age of our pipelines is approximately 40 years, and we have acquired approximately 80% of our pipelines in the past four years. While we believe we have adequately maintained our pipelines during our ownership, we cannot assure you that these pipelines have received proper maintenance at all times prior to our ownership. As to all of our properties, we cannot assure you that past operating practices, including those that were state of the art at the time employed, will not result in significant future environmental liabilities. In addition, we cannot assure you that in the future regulatory agencies with jurisdiction over us will not enact additional environmental regulations that will negatively affect our profitability, cash flow and financial condition.

     Our pipelines are subject to rate regulation as well as laws relating to safety and the environment. Federal and state agencies could change the tariffs we may charge for common carrier pipeline transportation or impose additional safety or environmental requirements, any of which could affect our profitability, cash flow and financial condition.

     In connection with our recent asset acquisitions from Koch and Texas-New Mexico PipeLine Co., the parties agreed to allocate responsibilities for environmental liabilities associated with the pipelines and other assets included in these transactions. In the Koch transactions, we agreed to be responsible for certain environmental matters. For the cleanup of pre-closing contamination which was unknown on the closing date, we agreed to pay up to $250,000 for each incident, subject to an overall cap of $13 million on all such incidents in the aggregate. In the Texas-New Mexico PipeLine transaction, we generally agreed to assume responsibility for the seller's existing cleanup obligations. In order to minimize our exposure for remediation costs in the Texas-New Mexico PipeLine transaction, we obtained $20 million in special insurance coverage for known and unknown cleanup liabilities. In connection with that insurance coverage, we, as between ourself and our insurance carrier, remain responsible for all claims in excess of the

$20 million, subject to certain deductibles, including a $4 million EOTT retained liability and a $5 million cap on insurance coverage for known contamination. Although we believe that we have adequately identified the anticipated environmental liabilities associated with the Koch and Texas-New Mexico PipeLine acquisitions, we cannot assure you that there will not be any material liabilities identified at some future time or that we would be successful in making indemnity claims, if any. Any claims submitted by us under any environmental insurance policy will be subject to standard claims review by the applicable insurance carrier. Should an insurance carrier or an indemnifying party refuse to honor any claim, or be unable to pay any claim, we would remain liable for payment.

     WE ARE SUBJECT TO RISKS IN PREPARING FOR THE YEAR 2000 PROBLEM.

     We estimate that our critical systems will be Year 2000-ready substantially before January 1, 2000. However, we cannot assure you that our plan to be ready for the Year 2000 will succeed in accomplishing its purpose or that unforeseen circumstances will not arise during the implementation of the plan that would materially adversely affect us.

     We are taking reasonable steps to identify, assess, and, where appropriate, to replace devices that contain embedded chips. Despite these reasonable efforts, we anticipate that we will not be able to find and remediate all embedded chips in our systems. Further, we anticipate that third parties on whom we depend also will not be able to find and remediate all embedded chips in their systems. Some of the embedded chips that fail to operate or that produce anomalous results may create system disruptions or failures. Some of these disruptions or failures may spread from the systems in which they are located to other systems in a cascade. These cascading failures may have adverse effects upon our ability to maintain safe operations, and may also have adverse effects upon our ability to serve our customers and otherwise to fulfill certain contractual and other legal obligations. The embedded chip problem is widely recognized as one of the more difficult aspects of the Year 2000 problem across industries and throughout the world.

     Our operations are regulated in part by governmental authorities. We expect to satisfy these regulatory authorities' requirements for achieving Year 2000 readiness. If our reasonable expectations in this regard are in error, and if a regulatory authority should order the temporary cessation of our operations in one or more of these areas, the adverse effect could be material. Other companies with whom we transact business could face similar problems that materially adversely affect us.

     We cannot assure you that suppliers upon which we depend for essential goods and services will convert and test their mission-critical systems and processes in a timely manner. Failure or delay by all or some of these entities, including the U.S. and state or local governments and foreign governments, could create substantial disruptions having a material adverse affect on our business.

     OUR RAPID GROWTH MAY CAUSE DIFFICULTIES INTEGRATING NEW OPERATIONS.

     Part of our business strategy includes acquiring additional assets that will allow us to increase distributions to unitholders. In the last few years, we have made several acquisitions that significantly increased our asset base. Unexpected costs or challenges may arise whenever assets with different operations are combined. Successful acquisitions require management and other personnel to devote significant amounts of time to integrating the acquired assets with existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities.

RISKS RELATED TO OUR PARTNERSHIP STRUCTURE

     CASH DISTRIBUTIONS TO OUR UNITHOLDERS ARE NOT GUARANTEED AND MAY FLUCTUATE; ENRON'S COMMITMENT TO SUPPORT CASH DISTRIBUTIONS ON COMMON UNITS WILL EXPIRE AFTER 2001.

     Our cash distributions are not guaranteed and may fluctuate with our performance. Enron has a commitment to contribute to us up to $29 million ($26.5 million of which is available) if necessary to support our ability to pay the minimum quarterly distribution of $0.475 per unit ($1.90 annualized). In addition to the current commitment, Enron has previously contributed $21.9 million to help us pay the minimum quarterly distribution. However, Enron's commitment to support the minimum quarterly distribution extends only to quarters through December 31, 2001.

     OUR UNITHOLDERS WILL HAVE LIMITED VOTING RIGHTS AND WILL NOT CONTROL OUR GENERAL PARTNER.

     We are a limited partnership, operated under the direction of our general partner. This structure affects our common unitholders in various ways including:

     - the voting rights of common unitholders are more limited than those of holders of capital stock in a corporation;

     - our common unitholders have no right to participate in our management and have no right to elect our general partner or members of its board of directors;

     - our partnership agreement contains provisions making it difficult to replace our general partner; and

     - our general partner and its affiliates may have conflicts of interest with our common unitholders and with us.

     WE DO NOT HAVE THE SAME FLEXIBILITY AS CORPORATIONS TO ACCUMULATE CASH AND EQUITY TO PROTECT AGAINST ILLIQUIDITY IN THE FUTURE.

     Unlike a corporation, our partnership agreement requires us to make quarterly distributions to our partners of all available cash, consisting of all cash receipts less disbursements and any amounts reserved for commitments and contingencies, including capital and operating costs and debt covenants. The value of our common units is likely to decrease if the amount we distribute per unit decreases. Accordingly, if we experience a liquidity problem in the future and are required to reduce distributions on our common units, we may not be able to issue equity on favorable terms.

     OUR PARTNERSHIP AGREEMENT MODIFIES THE FIDUCIARY DUTIES OF OUR GENERAL PARTNER UNDER DELAWARE LAW.

     Our partnership agreement modifies fiduciary duties of our general partner to the limited partners under Delaware law. These modifications of state law standards of fiduciary duty may limit the ability of unitholders to challenge successfully the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty.

     UNITHOLDERS MAY HAVE NEGATIVE TAX CONSEQUENCES IF WE DEFAULT ON OUR DEBT OR SELL ASSETS.

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

     OUR GENERAL PARTNER HAS A LIMITED CALL RIGHT.

     If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons.

RISKS RELATED TO OUR CAPITAL STRUCTURE

     FURTHER ISSUANCES OF UNITS BY US COULD RESULT IN DILUTION FOR UNITHOLDERS OR HINDER ANY OF OUR FUTURE FINANCINGS.

     The market price of our common units could drop as a result of sales of a large number of common units in the market or the perception that sales of common units could occur. These factors could also make it more difficult for us to raise funds through future offerings of common units. In this respect you should consider several factors.

     First, on February 12, 1999, our unitholders approved a proposal that authorized us to issue an additional 10 million common units for any business purpose. These units may be issued on terms and conditions established by our general partner in its sole discretion without further approval of any limited partners. Our partnership agreement also authorizes us to issue other limited partner interests and other equity under the conditions specified in our partnership agreement.

     Second, our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities from us whenever, and on the same terms that, we issue securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates in us that existed immediately prior to each issuance.

     Third, if some or all of our outstanding subordinated units are converted into common units, the amount of available cash necessary to pay the minimum quarterly distribution with respect to all of our common units would be increased proportionately, thereby resulting in a dilution of the interest of existing common unitholders in our cash distributions.

     Fourth, if we issue more units, Enron's commitment to support our minimum quarterly distributions will not increase, thereby resulting in a dilution of the support obligation per unit.

     Finally, a holder of 1,700,000 outstanding common units is entitled to certain registration rights that allow it to cause us to register its units for future sale. This unitholder has agreed for our benefit that it will not exercise its registration rights until the earlier of March 1, 2000 and 180 days following an underwritten offering of common units pursuant to this prospectus.

     OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Of our total debt, we have approximately $217 million payable to Enron by December 31, 1999. We must repay or refinance this debt to avoid a material adverse effect on our financial condition.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     We have extensive ongoing relationships with Enron and its affiliates. Enron's wholly owned subsidiary, EOTT Energy Corp., serves as our general partner. Our general partner's employees participate in some employee benefit plans administered by Enron. Our general partner owns, in addition to its approximately 2% general partner interest, subordinated units representing approximately a 29% interest in us, and Enron owns common units representing approximately a 14% interest in us. The members of the board of directors of our general partner are elected by a wholly-owned subsidiary of Enron. Our interests could conflict with the interests of Enron and its affiliates, including our general partner, and in such case our general partner will generally have a fiduciary duty to resolve the conflicts in a manner that is in our best interest.

     Unless otherwise provided for in a partnership agreement, the laws of Delaware and Texas generally require a general partner of a partnership to adhere to fiduciary duty standards, under which it owes its partners the highest duties of good faith, fairness and loyalty. Because of the competing interests identified above, our partnership agreement contains provisions that modify some of these fiduciary duties. For example, our partnership agreement states that our general partner, its affiliates and its officers and directors will not be liable for monetary damages to us, our limited partners or their assignees for errors of judgment or for any acts or omissions if our general partner and they acted in good faith. Our partnership agreement allows our general partner and its board of directors to take into account the interests of parties in addition to ours in resolving conflicts of interest. Our partnership agreement provides that our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of a conflict is fair and reasonable to us. The latitude given in our partnership agreement in connection with resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty. Our partnership agreement provides that a purchaser of common units is deemed to have consented to conflicts of interest and actions of our general partner and its affiliates that might otherwise be prohibited and to have agreed that the conflicts of interest and actions do not constitute a breach by our general partner of any duty stated or implied by law or equity. Our audit committee (which is composed of persons who are not officers or employees of our general partner or any of its affiliates) will, at the request of our general partner, review conflicts of interest that may arise between our general partner and its affiliates, on the one hand, and our unitholders or us, on the other. Any resolution of a conflict approved by our audit committee is conclusively deemed fair and reasonable to us. We are required to indemnify our general partner, its affiliates and their respective officers, directors, employees, agents and trustees to the fullest extent permitted by law against liabilities, costs and expenses incurred by any of them who acted in good faith and in a manner reasonably believed to be in or (in the case of a person other than our general partner) not opposed to, our best interests and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

     Our extensive ongoing relationships with Enron include:

     - an Ancillary Agreement pursuant to which Enron has committed to contribute to us up to $29 million ($26.5 million of which remains available) if necessary to support our ability to pay the minimum quarterly distribution on our common units with respect to quarters ending on or prior to December 31, 2001;

     - a Corporate Services Agreement pursuant to which Enron has agreed to provide corporate staff and support services to us;

     - agreements with Enron affiliates regarding the gathering and purchase by us of volumes of crude oil and condensate; and

     - a $1 billion credit facility provided by Enron to us and approximately $220 million in other indebtedness to Enron for borrowed money.

     Under our partnership agreement, with some limited exceptions, affiliates of our general partner are not restricted from engaging in any business activities, including those in competition with us. As a result, other conflicts of interest may arise between affiliates of our general partner and us. Our partnership agreement provides that, subject to limited exceptions, it shall not constitute a breach of our general partner's fiduciary duties to our unitholders or to us for any affiliate of our general partner to engage in direct competition with us including, without limitation, the gathering, transportation and marketing of crude oil and refined petroleum products.

                                USE OF PROCEEDS

     Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this shelf registration for general corporate purposes, which may include repayment of indebtedness, the acquisition of businesses and other capital expenditures and additions to working capital.

                       DESCRIPTION OF THE DEBT SECURITIES

DESCRIPTION OF DEBT SECURITIES

     The following are the general terms and conditions that could apply to debt securities we may issue under this shelf registration statement. If and when we offer debt securities, a prospectus supplement will state the particular terms and conditions that actually apply to the debt securities included under the prospectus supplement. The debt securities will be our unsecured general obligations and either senior debt securities or subordinated debt securities.

     EOTT Energy Finance Corp. may be co-issuer of any series of debt securities. The co-issuer was incorporated under the laws of the State of Delaware on July 1, 1999 and is wholly-owned by us. The co-issuer has no material assets or any liabilities other than as co-issuer of debt securities. The co-issuer's activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto.

     If we offer senior debt securities or subordinated debt securities, we will issue them under an indenture that we refer to in this prospectus as an "indenture". We will enter into the indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939 (together with any other trustee(s) chosen by us and appointed in a supplemental indenture with respect to a particular series of debt securities, the "Trustee"). We will identify the Trustee for each series of debt securities in the applicable prospectus supplement. These filings will be available for inspection at the corporate trust office of the Trustee, or as described above under "Where You Can Find More Information." The indenture will be subject to, and governed by, the Trust Indenture Act.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

     A prospectus supplement relating to any series of debt securities we offer will describe the specific terms of those debt securities. These terms will include some or all of the following:

     - the designation, aggregate principal amount and authorized denominations;

     - whether the debt securities are senior debt securities or subordinated debt securities;

     - the maturity date;

     - the interest rate, if any, and the method for calculating the interest rate;

     - the interest payment dates and the record dates for the interest payments;

     - the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

     - any guaranties of the debt securities by any of our affiliated limited partnerships or others, or other forms of credit support for the debt securities;

     - any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

     - the place where principal and interest will be payable;

     - if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

     - whether the debt securities will be issued in the form of global securities or certificates;

     - the currency or currencies, if other than the currency of the United States, in which principal and interest will be payable;

     - whether the debt securities will be issuable in registered form or bearer form or both and, if bearer securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of bearer securities;

     - the dates on which premium, if any, will be payable;

     - our right, if any, to defer payment of interest and the maximum length of the deferral period;

     - any listing on a securities exchange;

     - the initial public offering price; and

     - other specific terms, including events of default and covenants provided for with respect to the debt securities.

     Any particular series of debt securities may contain covenants limiting:

     - the incurrence of additional debt (including guarantees) by us and our affiliated limited partnerships;

     - the making of certain payments by us and our affiliated limited partnerships;

     - our business activities and those of our affiliated limited partnerships;

     - the issuance of other securities by our affiliated limited partnerships;

     - asset dispositions;

     - transactions with our affiliated limited partnerships and other affiliates;

     - a change of control;

     - the incurrence of liens; and

     - certain mergers and consolidations involving us and our affiliated limited partnerships.

PROVISIONS RELATING ONLY TO THE SENIOR DEBT SECURITIES

     The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt (including the subordinated debt securities). The senior debt securities will be effectively subordinated to all of our secured debt. We will disclose the amount of our secured debt in the prospectus supplement

PROVISIONS RELATING ONLY TO THE SUBORDINATED DEBT SECURITIES

     SUBORDINATION TO SENIOR DEBT

     The subordinated debt securities will rank junior in right of payment to all of our senior debt. "Senior debt" will be defined to include all notes or other evidences of debt, including our guarantees for money we borrowed, not expressed to be subordinate or junior in right of payment to any other of our debt.

     PAYMENT BLOCKAGES

     The indenture may provide that no cash payment of principal, interest and any premium on the subordinated debt securities may be made:

     - if we fail to pay when due any amounts on any senior debt;

     - if our property or we are involved in any voluntary or involuntary liquidation or bankruptcy; and

     - in other instances specified in the indenture.

MODIFICATION OF INDENTURE

     Under the indenture, generally we and the Trustee will be able to modify our rights and obligations and the rights of the holders with the consent of the holders of a specified percentage of the outstanding holders of each series of debt affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent. In addition, we and the Trustee will be able to amend the indenture without the consent of any holder of the debt securities to make technical changes.

NO PERSONAL LIABILITY OF OUR GENERAL PARTNER

     Our general partner and its directors, officers, employees and shareholders will not have any liability for our obligations under the indenture or the debt securities. By accepting a debt security, you waive and release these parties from this liability. Your waiver and release are part of the consideration for the issuance of the debt securities.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at the office of the paying agent that we may designate. We will make payment by check mailed to persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt security payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

     Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for these purposes, without payment of any service charge, except for any tax or governmental charge.

DISCHARGING OUR OBLIGATIONS

     Except as may otherwise be set forth in any prospectus supplement, we may choose to either discharge our obligations on the debt securities of any series in a legal defeasance or release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time prior to the stated maturity or redemption of the debt securities of the series if, among other conditions,

     - we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or redemption date of the debt securities of the series; and

     - we provide an opinion of our counsel that holders of the debt securities will not be affected for U.S. federal income tax purposes by the defeasance.

     If we choose the legal defeasance option, holders of the debt securities of that series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, any required conversion or exchange of debt securities, any required sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

REGISTRATION OF DEBT SECURITIES; GLOBAL SECURITIES

     We may issue debt securities of a series in whole or part in registered, bearer, coupon or global form. A global security is a security, typically held by a depository, that represents the beneficial interest of a number of purchasers of the security.

BOOK ENTRY, DELIVERY AND FORM

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry debt securities of a series will be issued in the form of a global debt security that will be deposited with DTC. This means that we will not issue certificates to each holder. One global debt security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate debt security, a global debt security may not be transferred; except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

     Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and some other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - We determine not to require all of the debt securities of a series to be represented by a global debt security and notify the Trustee of our decision.

THE TRUSTEE

     The indenture will govern the duties, responsibilities and rights of the trustee, including the following:

     RESIGNATION OR REMOVAL OF TRUSTEE

     Under provisions of the indenture and the Trust Indenture Act governing trustee conflicts of interest, any uncured event of default under any series of senior debt securities will force the trustee to resign as trustee for either the subordinated debt securities or the senior debt securities. Also, any uncured event of default under any series of subordinated debt securities will force the trustee to resign as trustee for either the senior debt securities or the subordinated debt securities. Any resignation of the trustee will require the appointment of a successor trustee for the applicable debt securities in accordance with the terms and conditions of the indenture.

     The trustee may resign or be removed by us for one or more series of debt securities and a successor trustee be appointed to act for that series. The holders of a majority in aggregate principal amount of a series of debt securities may remove the trustee for that series.

     LIMITATIONS ON TRUSTEE IF IT IS OUR CREDITOR

     If the trustee becomes our creditor, the indenture will limit the trustee's right to obtain payment of claims in some circumstances, or to realize on certain property received in respect of those claims as security or otherwise.

     ANNUAL TRUSTEE REPORT TO HOLDERS OF DEBT SECURITIES

     The indenture will require the trustee to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve, the priority of the trustee's claims regarding advances made by it and any action taken by the trustee materially affecting those debt securities.

     CERTIFICATE AND OPINIONS TO BE FURNISHED TO TRUSTEE

     The indenture will provide that every application by us for action by the trustee requires an officers' certificate and an opinion of counsel stating that, in the opinion of the signers, we have complied with all conditions precedent to the action.

GOVERNING LAW

     The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                       SIX MONTHS
                                          ENDED
                                        JUNE 30,                YEAR ENDED DECEMBER 31,
                                      -------------     ----------------------------------------
                                      1999     1998     1998     1997     1996     1995     1994
                                      ----     ----     ----     ----     ----     ----     ----
Ratio of Earnings to Fixed
  Charges...........................  1.30     n/a(1)   n/a(1)   n/a(1)   5.06     1.88     3.52

---------------

(1) Earnings are insufficient to cover fixed charges for the six months ended June 30, 1998 by $2,997,000 and for the years ended December 31, 1998 and 1997 by $4,067,000 and $14,399,000, respectively.

These computations include us, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership and EOTT Energy Pipeline Limited Partnership, on a consolidated basis. For these ratios, "earnings" is the amount resulting from adding the following items:

     - income from continuing operations; and

     - fixed charges.

The term "fixed charges" means the sum of the following:

     - interest expense; and

     - an estimate of the interest within rental expenses.

                        DESCRIPTION OF OUR COMMON UNITS

     Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, holders of subordinated units and our general partner in and to cash distributions, together with a description of the circumstances under which subordinated units convert into common units, see "Cash Distribution Policy." Our limited partners are the holders of the 14,976,011 common units and the holders of the 9,000,000 subordinated units.

     Our outstanding common units are listed on the NYSE under the symbol "EOT." Any additional common units we issue will also be listed on the NYSE.

     The transfer agent and registrar for our common units is the First Chicago Trust Company of New York.

MEETINGS/VOTING

     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described below under "-- Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.

     Each purchaser of common units offered by this prospectus must execute a Transfer Application (the form of which is attached as Appendix I to this prospectus) whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the Transfer Application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

     An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

LIMITED LIABILITY

     Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution, for three years from the date of the distribution.

REPORTS AND RECORDS

     As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with generally accepted accounting principles. In addition, no later than 90 days after the close of each quarter, (except the fourth quarter) our general partner will furnish each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited financial statements and any other information required by law.

     Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner's ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.

     A limited partner can, for a purpose reasonably related to the limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

     - a current list of the name and last known address of each partner;

     - a copy of our tax returns;

     - information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

     - copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

     - information regarding the status of our business and financial condition; and

     - any other information regarding our affairs as is just and reasonable.

     Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

                            CASH DISTRIBUTION POLICY

     One of our principal objectives is to generate cash from our operations and to distribute cash to our partners each quarter. We are required to distribute to our partners 100% of our available cash each quarter. Our available cash is defined in our partnership agreement and is generally the sum of the cash we receive in a quarter less cash disbursements, adjusted for net changes in reserves.

     During a subordination period the holders of our common units are entitled to receive each quarter a minimum quarterly distribution of $0.475 per unit ($1.90 annualized) prior to any distribution of available cash to holders of our subordinated units. The subordination period is defined generally as the period that will end if we have distributed at least the minimum quarterly distribution on all outstanding units each quarter for four consecutive quarters and our adjusted available cash constituting cash from operations, as defined in our partnership agreement, for such four quarter period in the aggregate and each of the last two quarters of such four quarter period was at least 110% of the amount that would have been sufficient to enable us to distribute the minimum quarterly distribution on all outstanding units on a fully diluted basis.

     During the subordination period, our cash is distributed first 98% to the holders of common units and 2% to our general partner until there has been distributed to the holders of common units an amount equal to the minimum quarterly distribution and any arrearages. Any additional cash is distributed 98% to the holders of subordinated units and 2% to our general partner until there has been distributed to the holders of subordinated units an amount equal to the minimum quarterly distribution. If the subordination period ends, the rights of the holders of subordinated units will no longer be subordinated to the rights of the holders of common units and such units may be converted into common units.

     Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly, incentive distribution provisions, generally our general partner is entitled to 15% of amounts we distribute in excess of $0.525 per common unit, 25% of amounts we distribute in excess of $0.625 per common unit and 50% of amounts we distribute in excess of $0.725 per common unit.

     The minimum quarterly distribution and the amounts that trigger incentive distributions at various levels are subject to adjustment, as described in our partnership agreement. Our partnership agreement characterizes cash distributions as either distributions of cash from operations or distributions of cash from interim capital transactions. Generally, cash from operations refers to cash generated by the operation of our business after deducting related cash expenditures, reserves, debt service and other items specified in our partnership agreement, and cash from interim capital transactions refers to cash generated from borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, with some exceptions. To avoid the difficulty of trying to determine whether available cash distributed is cash from operations or cash from interim capital transactions, our partnership agreement provides that all cash distributed will be considered cash from operations unless the amount distributed exceeds the cash generated from our operations since June 30, 1995. Any excess will be considered cash from interim capital transactions. We do not anticipate that we will distribute significant amounts of cash from interim capital transactions, but if we do distribute cash from interim capital transactions the distribution will be treated as a return of capital, and the minimum quarterly distribution amount and the amounts that trigger incentive distributions will be adjusted downward. In that case the adjusted minimum quarterly distribution will be $0.475 multiplied by a fraction, the numerator of which is $20 less the total per unit cash from interim capital transactions distributed and the denominator of which is $20. The amounts that trigger incentive distributions at various levels will also be adjusted to the levels described above multiplied by the same fraction.

     Enron has committed to contribute to us up to $29 million ($26.5 million of which remains available) if necessary to support our ability to pay the minimum quarterly distribution on our common units with respect to quarters ending on or prior to December 31, 2001. In exchange for contributions under Enron's support obligation, we will issue additional partnership interests that are not entitled to cash distributions or voting rights. These additional partnership interests must be redeemed by us, at Enron's option, with any available cash in excess of the amount needed to pay the minimum quarterly distribution on all units plus any arrearages in the minimum quarterly distribution on common units during the subordination period. After Enron's obligation to provide distribution support expires, actual quarterly distributions of available cash will depend solely on our performance.

                    DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

     The following is a summary of the material provisions of our partnership agreement. Our partnership agreement and all amendments thereto have been filed as exhibits to our Form 10-K, which is incorporated by reference in this prospectus. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

     - distributions of our available cash are described under "Cash Distribution Policy;"

     - allocations of taxable income and other tax matters are described under "Tax Considerations;" and

     - rights of holders of common units, are described under "Description of Our Common Units."

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

PURPOSE

     Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnerships and engaging in any business activities that may be engaged in by our operating partnership or that is approved by our general partner. The partnership agreements of our operating partnerships provide that they may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.

POWER OF ATTORNEY

     Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

CAPITAL CONTRIBUTIONS

     Unitholders are not obligated to make additional capital contributions, except as described below under "Description of Our Common Units -- Limited Liability."

REIMBURSEMENT OF OUR GENERAL PARTNER

     Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

ISSUANCE OF ADDITIONAL SECURITIES

     Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, however, except as set forth in the following paragraph, we may not issue an aggregate of more than approximately 10 million additional common units or an equivalent number of units that are equal in rank with our common units, in each case, without the approval of the holders of at least two-thirds of our outstanding common units.

     During the subordination period, we may issue an unlimited number of common units to finance an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in per unit adjusted available cash constituting cash from operations, as provided in our partnership agreement.

     In no event may we issue partnership interests that are senior to our common units without the approval of the holders of at least two-thirds of our outstanding common units.

     It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

     In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

     Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.

AMENDMENTS TO OUR PARTNERSHIP AGREEMENT

     Amendments to our partnership agreement may be proposed only by our general partner. In general, proposed amendments must be approved by holders of at least two-thirds of our outstanding units. However, in some limited circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

     Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types of classes of limited partner interest or our general partner interest will require the approval of at least a majority of the type or class of limited partner interest so affected (excluding any limited partner interests held by our general partner or its affiliates).

WITHDRAWAL OR REMOVAL OF OUR GENERAL PARTNER

     Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to April 1, 2004 without obtaining the approval of the holders of at least two-thirds of our outstanding units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after April 1, 2004, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some limited instances to sell or otherwise transfer all of its general partner interest without the approval of our unitholders. There are no restrictions on Enron's ability to sell the capital stock of our general partner.

     Upon the withdrawal of our general partner under any circumstances, the holders of a majority of our outstanding units (other than those owned by the withdrawing general partner), may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of our outstanding units agree in writing to continue our business and to appoint a successor general partner.

     Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, excluding units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding units, excluding those held by our withdrawing general partner and its affiliates.

     Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist, the subordination period will end, any outstanding additional partnership interests will be redeemable at Enron's option and Enron's obligation to support distributions on common units will terminate.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general

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

partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows: (i) first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities and (ii) then, to all partners in accordance with the positive balance in the respective capital accounts. Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause loss to the partners, our general partner may distribute assets to partners in kind.

CHANGE OF MANAGEMENT PROVISIONS

     Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management.

LIMITED CALL RIGHT

     If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days' notice. The purchase price in the event of a purchase under these provisions would be the greater of (i) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date five days prior to the mailing of written notice of its election to purchase the units and (ii) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

INDEMNIFICATION

     Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

REGISTRATION RIGHTS

     Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

                               TAX CONSIDERATIONS

     This section is a summary of all of the material federal income tax considerations that may be relevant to you and, to the extent set forth below under "-- Legal Opinions and Advice," represents the opinion of our counsel Vinson & Elkins L.L.P. ("Counsel"), insofar as it relates to matters of United States federal income tax law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986 (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause the tax consequences to vary substantially from the consequences described below.

     We have made no attempt in the following discussion to comment on all federal income tax matters affecting our unitholders or us. Moreover, the discussion focuses on our unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, you should consult, and should depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences to you of the ownership or disposition of common units.

LEGAL OPINIONS AND ADVICE

     Counsel has expressed its opinion that, based on the accuracy of representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes: we and our operating limited partnerships will each be treated as a partnership; and owners of common units (with some exceptions, as described in "-- Limited Partner Status" below) will be treated as our partners (but not partners of the operating limited partnerships). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel. Counsel has also advised us that, based on current law, the following general description of the principal federal income tax consequences that should arise from the ownership and disposition of common units, insofar as it relates to matters of law and legal conclusions, addresses all material tax consequences to our unitholders who are individual citizens or residents of the United States.

     We have not requested any ruling from the Internal Revenue Service (the "IRS") with respect to the foregoing issues or any other matter affecting our unitholders or us. An opinion of counsel represents only counsel's best legal judgment and does not bind the IRS or the courts. Thus, we cannot assure you that the opinions and statements set forth in this prospectus would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by our unitholders and our general partner. Furthermore, we cannot assure you that our treatment or an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any modification may or may not be retroactively applied.

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of our income, gain, loss, deduction and credit in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by us to a unitholder are generally not taxable unless the amount of any cash distributed is in excess of his adjusted basis in his partnership interest.

     Pursuant to certain Treasury Regulations effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, each of our operating limited partnerships and we were classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations, this prior classification will be respected for all periods prior to January 1, 1997, if:

     - the entity had a reasonable basis for the claimed classification;

     - the entity recognized the federal tax consequences of any change in classification within five years prior to January 1, 1997; and

     - the entity was not notified prior to May 8, 1996 that the entity classification was under examination.

Based on these regulations and the applicable federal income tax law, Counsel has opined that we and each of our operating limited partnerships have been and will be classified as a partnership for federal income tax purposes. In rendering its opinion, Counsel has relied on factual representations and covenants made by our general partner and us:

     - neither we nor any of our operating limited partnerships have elected or will elect to be treated as an association taxable as a corporation;
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

     - except as otherwise required by Section 704 of the Code and regulations promulgated thereunder, our general partner has had and will have, in the aggregate, an interest in each material item of our income, gain, loss, deduction or credit equal to at least 1% at all times during our existence;

     - a representation and covenant of our general partner that our general partner has and will maintain, in the aggregate, a minimum capital account balance in us equal to 1% of our total positive capital account balances;

     - for each taxable year, less than 10% of our gross income has been and will be derived from sources other than (i) the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other items of income as to which Counsel has opined or will opine will be "qualifying income" within the meaning of Section 7704(d) of the Code; and

     - we and each of our operating limited partnerships are organized and will be operated in accordance with (i) all applicable partnership statutes,
       (ii) its or our respective partnership agreement and (iii) its or our description in this Registration Statement.

Counsel's opinion as to our partnership classification in the event of a change in our general partner is based upon the assumption that the new general partner will satisfy the foregoing representations and covenants.

     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Natural Resource Exception") exists with respect to publicly-traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and trading of oil and petroleum products and natural gas processing as conducted by us. Other types of qualifying income include interest (from other than a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our gross income is not qualifying income under this test; however, this estimate could change from time to time. Based upon and subject to that estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 95% of our gross income constitutes qualifying income.

     If we fail to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent that is cured within a reasonable time after discovery), we will be treated as if we had transferred all of our assets (subject to liabilities) to a newly-formed corporation (on the first day we fail to meet the Natural Resource Exception) in return for stock in the corporation, and then distributed the stock to our unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to our unitholders and us, so long as we, at such time, do not have liabilities in excess of the basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If we were treated as an association or otherwise taxable as a corporation in any taxable year, as a result of a failure to meet the Natural Resource Exception or otherwise, our items of income, gain, loss, deduction and credit would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed at the entity level at corporate rates. In addition, any distribution made to our unitholders would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits), in the absence of earnings and profits as a nontaxable return of capital (to the extent of his basis in his common units) or taxable capital gain (after his basis in the common units is reduced to zero). Accordingly, our treatment as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return.

     The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

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

LIMITED PARTNER STATUS

     Our unitholders who have become limited partners will be treated as partners for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer Applications and are awaiting admission as limited partners and (b) our unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of common units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions, losses or credits would not appear to be reportable by these unitholders, and any cash distributions received by these unitholders would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners for federal income tax purposes. A purchaser or other transferee of common units who does not execute and deliver a Transfer Application may not receive federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to the common units.

     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner for federal income tax purposes with respect to the common units sold short. See "-- Tax Treatment of Our Operations -- Treatment of Short Sales."

TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP

     FLOW-THROUGH OF TAXABLE INCOME

     We will pay no federal income tax. Instead, each of our unitholders will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to our unitholders although they have not received a cash distribution in respect of that income.

     TREATMENT OF PARTNERSHIP DISTRIBUTIONS

     Our distributions to any of our unitholders will not be taxable for federal income tax purposes to the extent of his basis in his common units immediately before the distribution. Cash distributions in excess of a common unitholder's basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Tax Consequences of Common Unit Ownership -- Disposition of Common Units." Any reduction in a common unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that unitholder.

     BASIS OF COMMON UNITS

     A unitholder's initial tax basis for his common units will be the amount paid for the common unit plus his share of our nonrecourse liabilities. The initial tax basis for a common unit will be increased by the unitholder's share of our income and by any increase in the unitholder's share of our nonrecourse liabilities. The basis for a common unit will be decreased (but not below zero) by our distributions, including any decrease in the unitholder's share of our nonrecourse liabilities, by the unitholder's share of our losses and by the unitholder's share of our expenditures that are not deductible in computing his taxable income and are not required to be capitalized. A unitholder's share of our nonrecourse liabilities will be generally based on the unitholder's share of our profits.

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

     LIMITATIONS ON DEDUCTIBILITY OF OUR LOSSES

     To the extent we incur losses, a unitholder's share of deductions for the losses will be limited to the tax basis of the unitholder's common units or, in the case of an individual unitholder or a corporate unitholder if more than 50% of the value of his stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount that the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's basis or at risk amount (whichever is the limiting factor) is increased.

     In general, a unitholder will be at risk to the extent of the purchase price of his common units, but this will be less than the unitholder's basis for his common units by the amount of the unitholder's share of any of our nonrecourse liabilities. A unitholder's at risk amount will increase or decrease as the basis of the unitholder's common units increases or decreases except that changes in our nonrecourse liabilities will not increase or decrease the at risk amount.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations can only deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from passive activities or investments. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses generated by us will only be available to offset future income that we generate and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses that are not deductible because they exceed the unitholder's income that we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

     LIMITATIONS ON INTEREST DEDUCTIONS

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of the taxpayer's "net investment income." As noted, a unitholder's share of our net passive income will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - our interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit to the extent attributable to his portfolio income. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income.

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

     ALLOCATION OF OUR INCOME, GAIN, LOSS AND DEDUCTION

     Our partnership agreement provides that a capital account be maintained for each partner, that the capital accounts generally be maintained in accordance with the applicable tax accounting principles set forth in applicable Treasury Regulations and that all allocations to a partner be reflected by an appropriate increase or decrease in his capital account. Distributions upon our liquidation are generally to be made in accordance with positive capital account balances.

     In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among our general partner and our unitholders in accordance with their respective percentage interests in us. A class of our unitholders that receives more cash than another class, on a per unit basis, with respect to a year, will be allocated additional income equal to that excess. If we have a net loss, items of income, gain, loss and deduction will generally be allocated for both book and tax purposes (1) first, to our general partner and our unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts and (2) second, to our general partner.

     Notwithstanding the above, as required by Section 704(c) of the Code, some items of our income, deduction, gain and loss will be specially allocated to account for the difference between the tax basis and fair market value of property contributed to us ("Contributed Property") or owned by us at the time new units are sold by us ("Adjusted Property"). In addition, some items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of the gain as recapture income in order to minimize the recognition of ordinary income by some of our unitholders. Although we believe that these allocations will be respected under recently adopted Treasury Regulation, if they are not respected, the amount of the income or gain allocated to a unitholder will not change, but instead a change in the character of the income allocated to a unitholder would result. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by Section 704(c) of the Code to eliminate the disparity between a partner's "book" capital account (credited with the fair market value of Contributed Property and credited or debited with any gain or loss attributable to an Adjusted Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other non-liquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Under the Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of the item recognized by that partnership in a particular taxable period. This rule, often referred to as the "ceiling limitation," is not expected to have significant application to allocations with respect to Contributed Properties or Adjusted Properties and thus, is not expected to prevent our unitholders from receiving allocations of depreciation, gain or loss from our properties equal to that which they would have received had our properties actually had a basis equal to fair market value at the outset or at the time new units are issued by us. However, to the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that some items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitations. These allocations will not have substantial economic effect because they will not be reflected in the capital accounts of our unitholders.

     The legislative history of Section 704(c) states that Congress anticipated that Treasury Regulations would permit partners to agree to a more rapid elimination of Book-Tax Disparities than required provided there is no tax avoidance potential. Further, under Treasury Regulations under Section 704(c), allocations
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similar to the curative allocations would be allowed. However, since the final
Treasury Regulations are not applicable to us, Counsel is unable to opine on the validity of the curative allocations.


     Counsel is of the opinion that, with the exception of curative allocations and the allocation of recapture income discussed above and the deduction for amortizable goodwill discussed below (see "-- Tax Treatment of Our
Operations -- Initial Tax Basis, Depreciation and Amortization"), allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of partnership income, and investors should be aware that some of the allocations in our partnership agreement may be successfully challenged by the IRS.


     TAX TREATMENT OF OUR OPERATIONS

     Accounting Method and Taxable Year

     We use the calendar year as our taxable year and adopt the accrual method of accounting for federal income tax purposes.

     Initial Tax Basis, Depreciation and Amortization

     The tax basis established for our various assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. Our assets initially had an aggregate tax basis equal to the sum of each unitholder's tax basis in his common units or subordinated units and the tax basis of our general partner in its general partner interest.

     The IRS may challenge the method adopted by us to allocate this aggregate tax basis among our assets and our treatment of certain amortizable intangible assets. The IRS may (i) challenge either the fair market values or the useful lives assigned to our assets or (ii) seek to characterize intangible assets as non-amortizable goodwill. If the challenge or characterization were successful, the deductions allocated to a common unitholder in respect of our assets would be reduced, and a unitholder's share of taxable income received from us would be increased accordingly. Any increase could be material.

     To the extent allowable, our general partner may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in our early years. Property that we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

     If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture deductions upon a sale of his interest. See "-- Tax Consequences of Common Unit
Ownership -- Allocation of Our Income, Gain, Loss and Deduction" and "-- Tax Consequences of Common Unit Ownership -- Disposition of Common
Units -- Recognition of Gain or Loss."

     Costs we incurred in organizing may be amortized over any period we select not shorter than 60 months. The costs incurred in promoting the issuance of units must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, that may be amortized, and as syndication expenses which may not be amortized.

     Section 754 Election

     We previously made the election permitted by Section 754 of the Code. This election is irrevocable without the consent of the IRS. The election generally permits a purchaser of common units to adjust his share of the basis in our properties ("inside basis") pursuant to Section 743(b) of the Code to fair market value (as reflected by his common unit price). See "Tax
Considerations -- Allocation of Our Income,

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

Gain, Loss and Deduction." The Section 743(b) adjustment is attributed solely to a purchaser of units and is not added to the basis of our assets associated with all of our unitholders. (For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our actual basis in our assets (the "Common Basis"); and (2) his Section 743(b) adjustment allocated to each of our assets.)

     Proposed Treasury Regulation Section 1.197-2(g)(3) generally requires that the 743(b) adjustment attributable to amortizable intangible assets under
Section 197 should be treated as a newly-acquired asset placed in service on the date when the transfer occurs. Under Treasury Regulation Section 1.167(c)- 1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. We intend to utilize the 150% declining balance method on our property subject to depreciation under
Section 167. Although the proposed regulations under Section 743 will likely eliminate many of the problems if finalized in their current form, the depreciation method and useful lives associated with the Section 743(b) adjustment may differ from the method and useful lives generally used to depreciate the Common Basis in our properties. Pursuant to our partnership agreement, our general partner is authorized to adopt a convention to preserve the uniformity of common units even if that convention is not consistent with Treasury Regulation Section 1.167(c)-1(a)(6) or 1.197-2(g)(3). See "-- Tax Consequences of Common Unit Ownership -- Uniformity of Common Units."

     Although Counsel is unable to opine as to the validity of this approach, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of our property. This method is consistent with the proposed regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. This aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some of our unitholders. See "-- Tax Consequences of Common Unit Ownership -- Uniformity of Common Units."

     The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Alternatively, it is possible that the IRS may seek to treat the portion of the Section 743(b) adjustment attributable to the Underwriter's discount as if allocable to a non-deductible syndication cost.

     A Section 754 election is advantageous if the transferee's basis in his common units is higher than his common units' share of the aggregate basis of our assets immediately prior to the transfer. In that case, pursuant to the election, the transferee would take a new and higher basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in his common units is lower than his common units' share of the aggregate basis of our assets immediately prior to the transfer. Thus, the amount that a unitholder will be able to obtain upon the sale of his common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and we will make them on the basis of some assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions

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

attributable to them will not be disallowed or reduced. Should the IRS require a different basis adjustment to be made, and should, in our general partner's opinion, the expense of compliance exceed the benefit of the election, our general partner may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a purchaser of common units subsequent to the revocation probably will incur increased tax liability.

     Alternative Minimum Tax

     Each unitholder will be required to take into account his distributive share of any items of our income, gain or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose.

     A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for individuals is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and to 28% on any additional alternative minimum taxable income. You should consult with your tax advisors as to the impact of an investment in common units on your liability under the alternative minimum tax.

     Valuation of Our Property

     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax basis, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by us. These estimates are subject to challenge and will not be binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by our unitholders might change, and our unitholders might be required to amend their previously filed tax returns or to file claims for refunds.

     Treatment of Short Sales

     A unitholder who engages in a short sale (or a transaction having the same effect) with respect to common units will be required to recognize the gain (but not the loss) inherent in the common units that are sold short. See "-- Tax Consequences of Common Unit Ownership -- Disposition of Common Units." In addition, it would appear that a unitholder whose common units are loaned to a "short seller" to cover a short sale of common units would be considered as having transferred beneficial ownership of those common units and would, thus, no longer be a partner with respect to those common units during the period of the loan. As a result, during this period, any of our income, gain, deduction, loss or credit with respect to those common units would appear not to be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of those distributions would appear to be treated as ordinary income. The IRS may also contend that a loan of common units to a "short seller" constitutes a taxable exchange. If the IRS successfully made this contention, the lending unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify any of their brokerage account agreements to prohibit their brokers from borrowing their common units.

     DISPOSITION OF COMMON UNITS

     Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Since the amount realized includes a unitholder's share of our nonrecourse

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

liabilities, the gain recognized on the sale of common units may result in a tax liability in excess of any cash received from the sale.

     Gain or loss recognized by a unitholder (other than a "dealer" in common units) on the sale or exchange of a common unit held for more than twelve months will generally be taxable as long-term capital gain or loss. A substantial portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to inventory we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and deprecation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized upon the sale of the common unit. Any loss recognized on the sale of common units will generally be a capital loss. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of the aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. This ruling is unclear as to how the holding period is affected by this aggregation concept. If this ruling is applicable to you, the aggregation of your tax basis effectively prohibits you from choosing among common units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of your common units. It is not clear whether the ruling applies to publicly-traded partnerships, such as us, the interests in which are evidenced by separate interests, and accordingly Counsel is unable to opine as to the effect this ruling will have on you. If you are considering the purchase of additional common units or a sale of common units purchased at differing prices, you should consult your tax advisor as to the possible consequences of this ruling.

     Allocations Between Transferors and Transferees

     In general, our taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among our unitholders in proportion to the number of common units they owned as of the close of business on the last day of the preceding month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among our unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which the gain or loss is recognized. As a result of this allocation procedure, a unitholder transferring common units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

     The use of the allocation procedure discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and the transferees of common units. If an allocation procedure is not allowed by the Treasury Regulations (or only applies to transfers of less than all of a unitholder's interest), our taxable income or losses might be reallocated among our unitholders. We are authorized to revise our method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.

     A unitholder who owns common units at any time during a quarter and who disposes of his common units prior to the record date set for a distribution with respect to that quarter will be allocated items of our income and gain attributable to the quarter during which his common units were owned but will not be entitled to receive cash distributions with respect to that quarter.

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

     Notification Requirements

     A unitholder who sells or exchanges common units is required to notify us in writing of the sale or exchange within 30 days of the sale or exchange and, in any event, no later than January 15 of the year following the calendar year that the sale or exchange occurred. We are required to notify the IRS of the transaction and to furnish specific information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration received for the common unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination

     We will be considered to be terminated if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners. A termination could result in the non-uniformity of common units for federal income tax purposes. Our constructive termination will cause a termination of our operating limited partnerships. A termination could also result in penalties or loss of basis adjustments under the Code if we were unable to determine that the termination had occurred.

     In the case of a unitholder reporting on a fiscal year other than a calendar year, the closing of our tax year may result in more than 12 months of our taxable income or loss being includable in our taxable income for the year of termination. In addition, each unitholder will realize taxable gain to the extent that any money constructively distributed to him (including any net reduction in his share of partnership nonrecourse liabilities) exceeds the adjusted basis on his common units. New tax elections we are required to make, including a new election under Section 754 of the Code, must be made subsequent to the constructive termination. A constructive termination would also result in a deferral of our deductions for depreciation. In addition, a termination might either accelerate the application of or subject us to any tax legislation enacted with effective dates after the closing of the offering made hereby.

     ENTITY LEVEL COLLECTIONS

     If we are required under applicable law to pay any federal, state or local income tax on behalf of any unitholder, our general partner or any former unitholder, we are authorized to pay those taxes from our funds. The payments, if made, will be deemed current distributions of cash to our unitholders and our general partner. Our general partner is authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions so that after giving effect to the deemed distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. These payments could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

     UNIFORMITY OF COMMON UNITS

     Since we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3) and from the application of the "ceiling limitation" on our ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and Adjusted Properties. Any non-uniformity could have a negative impact on the value of a unitholder's interest in us.

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

     We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using the rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of our property, consistent with the proposed regulations under Section 743, but despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). See "-- Tax Consequences of Common Stock Ownership -- Tax Treatment of Operations -- Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulation and legislative history. If we determine that this position cannot reasonably be taken, we may adopt depreciation and amortization conventions under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If this aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some of our unitholders and risk the loss of depreciation and amortization deductions not taken in the year that the deductions are otherwise allowable. We will not adopt this convention if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on our unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected.

     Items of income and deduction will be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all common units, despite the application of the "ceiling limitation" to Contributed Properties and Adjusted Properties. These special allocations will be made solely for federal income tax purposes. See "-- Tax Consequences of Common Unit Ownership" and "-- Tax Consequences of Common Unit
Ownership -- Allocation of Our Income, Gain, Loss and Deduction."

     TAX-EXEMPT ORGANIZATIONS AND SOME OTHER INVESTORS

     Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to these persons and, as described below, may have substantially adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by these organizations from the ownership of common units will be unrelated business taxable income, and thus will be taxable to these unitholders.

     Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or some related sources. It is not anticipated that any significant amount of our gross income will qualify as income from these sources.

     Non-resident aliens and foreign corporations, trusts or estates that acquire common units will be considered to be engaged in business in the United States on account of their ownership of common units, and as a consequence they will be required to file federal tax returns in respect of their distributive shares of our income, gain, loss deduction or credit and pay federal income tax at regular rates on our income. Generally, a partnership is required to pay a withholding tax on the portion of the Partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to our partners. However, under rules applicable to publicly-traded partnerships, we will withhold at the rate of 39.6% on

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actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require us to change these procedures.

     Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, it may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. This tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident."

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on any gain realized on the disposition of his common unit to the extent that the gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

     ADMINISTRATIVE MATTERS

     Our Information Returns and Audit Procedures

     We intend to furnish to each of our unitholders, within 90 days after the close of each taxable year, tax information, including a Schedule K-1, that sets forth each of our unitholders' allocable shares of our income, gain, loss, deduction and credit. In preparing this information that will generally not be reviewed by Counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective unitholders' allocable share of income, gain, loss, deduction and credits. There is no assurance that any of these conventions will yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that these accounting and reporting conventions are impermissible.

     The federal income tax information returns we filed may be audited by the IRS. Adjustments resulting from any IRS audit may require some or all of our unitholders to file amended tax returns, and possibly may result in an audit of unitholders' own returns. Any audit of a unitholder's return could result in adjustments of non-partnership as well as partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints our general partner as the Tax Matters Partner.

     The Tax Matters Partner will make elections on our behalf and our unitholders' behalf and can extend the statute of limitations for assessment of tax deficiencies against our unitholders with respect to our items. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all of our unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, the review may be sought by any of our unitholders having at least 1% interest in our profits and by our unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
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

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

     Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us:

     - the name, address and taxpayer identification number of the beneficial owners and the nominee;

     - whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or
       (iii) a tax-exempt entity;

     - the amount and description of common units held, acquired or transferred for the beneficial owner; and

     - other information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report this information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

     Registration as a Tax Shelter

     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that (i) we do not constitute a tax shelter or (ii) we constitute a projected income investment exempt from registration. However, we have registered as a tax shelter with the IRS because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. Our tax shelter registration number is 94130000154. A unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit we generate is claimed or income received from us is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for the failure, will be subject to a $50 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

     ACCURACY-RELATED PENALTIES

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more of the listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty
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

generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is or was, "substantial authority" or
(ii) as to which there is a reasonable basis and the pertinent facts of the position are disclosed on the return. More stringent rules apply to "tax shelters," a term that does not appear to include us. If any item of our income, gain, loss, deduction or credit included in the distributive shares of our unitholders might result in an "understatement" of income for which no substantial authority exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for our unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

     OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, you may be subject to other taxes, such as state and local and Canadian federal and provincial taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will own property or conduct business in Canada and in most states of the United States. A unitholder may be required to file Canadian federal income tax returns and to pay Canadian federal and provincial income taxes and to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. We anticipate that most of our U.S. income will be generated in approximately thirteen (13) states: Alabama, California, Illinois, Indiana, Kansas, Louisiana, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, Texas and Wyoming. Based on EOTT's income apportionment for 1998 state income tax purposes, our general partner estimates that no other state will account for more than 1% of our income. Of the thirteen states in which our general partner anticipates that most of our U.S. income will be generated, Texas and Wyoming do not currently impose personal income tax. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require us to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amount distributed by us. Based on current law and our estimate of future operations, the general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities, Canadian provinces and Canada, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all Canadian, Canadian province, state and local, as well as federal, tax returns that may be required of him. Counsel has not rendered an opinion on the Canadian federal, Canadian provincial, state or local tax consequences of an investment in us.

TAX CONSEQUENCES OF OWNERSHIP OF DEBT SECURITIES

     A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

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

                              PLAN OF DISTRIBUTION

     Under this prospectus, we intend to offer our securities to the public:

     - through one or more broker-dealers;

     - through underwriters; or

     - directly to investors.

     We will fix a price or prices, and we may change the price of the securities offered from time to time:

     - at market prices prevailing at the time of any sale under this registration statement;

     - prices related to market prices; or

     - negotiated prices.

     We will pay or allow distributors' or sellers' commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

     - in or through one or more transactions (which may involve crosses and block transactions) or distributions;

     - on the New York Stock Exchange;

     - in the over-the-counter market; or

     - in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

     To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements.

     Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

     In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purposes of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty bid whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

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

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P., will pass upon the validity of the securities offered in this prospectus. The underwriters' own legal counsel will advise them about other issues relating to any offering.

                                    EXPERTS

     The audited consolidated financial statements and schedule of EOTT Energy Partners, L.P. as of December 31, 1998 and 1997, and for the three years in the period ended December 31, 1998 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

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

                                  $235,000,000

                           EOTT ENERGY PARTNERS, L.P.
                           EOTT ENERGY FINANCE CORP.

                                     % SENIOR NOTES
                                    DUE 2009

                             ---------------------

                                   PROSPECTUS
                               September 2, 1999
                                      and
                             PROSPECTUS SUPPLEMENT
                                            , 1999

                             ---------------------

                                  ING BARINGS
                                LEHMAN BROTHERS
                             ---------------------

                            PAINEWEBBER INCORPORATED